Filed Pursuant to General Instruction II.L. of Form F-10
File No. 333-210437

The information in this preliminary prospectus supplement and the accompanying base shelf prospectus is not complete and may be changed. This preliminary prospectus supplement and the accompanying base shelf prospectus are not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, Dated August 8, 2016

PRELIMINARY PROSPECTUS SUPPLEMENT

to the Short Form Base Shelf Prospectus dated April 5, 2016

New Issue	[●], 2016

IAMGOLD CORPORATION

US$[●]

[●] Common Shares

This prospectus supplement (the “Prospectus Supplement”) of IAMGOLD Corporation (“IAMGOLD” or the “Corporation”), together with the accompanying short form base shelf prospectus dated April 5, 2016 (the “Prospectus”), qualifies the distribution (the “Offering”), in each of the provinces and territories of Canada, other than the Province of Québec, of [●] common shares of the Corporation (the “Offered Shares”) at a price of US$[●] per Offered Share (the “Offering Price”).

The Offering is being made pursuant to an underwriting agreement (the “Underwriting Agreement”) dated [●], 2016 between the Corporation and TD Securities Inc. (“TDSI”), National Bank Financial Inc. (“NBFI”), Morgan Stanley Canada Limited (“MSCL”), [●] (“[●]”) and [●] (“[●]”) (collectively, the “Underwriters”). The Offering is being made concurrently in Canada under the terms of this Prospectus Supplement and in the United States under the terms of a Registration Statement on Form F-10 filed with the United States Securities and Exchange Commission (the “SEC”) of which this Prospectus Supplement forms a part.

The outstanding common shares of the Corporation (the “Common Shares”) are listed on the Toronto Stock Exchange (the “TSX”) under the symbol “IMG” and on the New York Stock Exchange (the “NYSE”) under the symbol “IAG”. On August 5, 2016, the last trading day prior to the date of the public announcement of the Offering, the closing price of the Common Shares on the TSX was C$7.28 and the closing price of the Common Shares on the NYSE was US$5.54. The Offering Price was determined by negotiation between the Corporation and the Underwriters. The Corporation has applied to list the Offered Shares on the TSX and the NYSE. Listing of the Offered Shares will be subject to the Corporation fulfilling all of the listing requirements of the TSX and the NYSE.

Price US$[●] per Offered Share

This Offering is made by a Canadian issuer that is permitted, under the multijurisdictional disclosure system adopted by the United States and Canada, to prepare this Prospectus Supplement and the Prospectus in accordance with Canadian disclosure requirements. Purchasers of the Offered Shares should be aware that such requirements are different from those of the United States. Financial statements incorporated herein by reference have been prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board, and may be subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies.

Purchasers of the Offered Shares should be aware that the acquisition, holding or disposition of the Offered Shares may have tax consequences both in the United States and in Canada. Such consequences for purchasers who are resident in, or citizens of, the United States or who are resident in Canada may not be described fully herein. Prospective investors should read the tax discussion under the headings “Certain Canadian Federal Income Tax Considerations” and “Certain United States Federal Income Tax Considerations” of this Prospectus Supplement and should consult their own tax advisors with respect to their own personal circumstances.

The enforcement by investors of civil liabilities under United States federal securities laws may be affected adversely because the Corporation is incorporated in Canada, most of its officers and directors and all of the experts named in this Prospectus Supplement or the Prospectus are not residents of the United States, and all of its assets are located outside of the United States.

THE OFFERED SHARES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY STATE OR CANADIAN SECURITIES COMMISSION, NOR HAS THE SEC OR ANY STATE OR CANADIAN SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The Underwriters, as principals, conditionally offer the Offered Shares subject to prior sale, if, as and when issued by the Corporation and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under “Plan of Distribution”, and subject to approval of certain legal matters on the Corporation’s behalf by Paul, Weiss, Rifkind, Wharton & Garrison LLP with respect to matters of U.S. law and Fasken Martineau DuMoulin LLP with respect to matters of Canadian law, and on behalf of the Underwriters by Skadden, Arps, Slate, Meagher & Flom LLP with respect to matters of U.S. law and by Davies Ward Phillips & Vineberg LLP with respect to matters of Canadian law.

Investing in the Offered Shares involves significant risks. Prospective purchasers of the Offered Shares should carefully consider the risk factors described under the heading “Risk Factors” in this Prospectus Supplement, the Prospectus, and the documents incorporated by reference herein and therein.

All dollar amounts in this Prospectus Supplement and the accompanying Prospectus are in United States dollars, unless otherwise indicated. See “Currency Presentation and Exchange Rate Information”.

	Price to the Public			Underwriting Fee(1)			Net Proceeds to the Corporation(2)
Per Offered Share	US$	[	●]	US$	[	●]	US$	[	●]
Total(3)	US$	[	●]	US$	[	●]	US$	[	●]

Notes:

(1)	The Corporation has agreed to pay the Underwriters a fee (the “Underwriting Fee”) equal to [●]% of the gross proceeds of the Offering, being US$[●] per Offered Share.
(2)	After deducting the Underwriting Fee, but before deducting the expenses of the Offering estimated to be US$[●].
(3)

The Corporation has granted the Underwriters an over-allotment option (the “Over-Allotment Option”) exercisable in whole or in part at the sole discretion of the Underwriters, at any time and from time to time for a period of 30 days from closing of the Offering, to purchase up to an additional [●] Common Shares, representing an amount equal to 15% of the aggregate Common Shares sold on the Closing Date (as hereinafter defined), on the same terms as set forth above (the “Additional Shares”), solely to cover over-allotments, if any, and for market stabilization purposes. If the Over-Allotment Option is exercised in full, the total number of Offered Shares will be [●], the total price to the public will be US$[●], the total Underwriting Fee will be US$[●], and the net proceeds to the Corporation, after deducting the Underwriting Fee but before deducting the estimated expenses of the Offering, will be US$[●]. This Prospectus Supplement, together with the accompanying Prospectus, also qualifies the grant of the Over-Allotment Option and the distribution of the Additional Shares to be issued and sold upon exercise of the

Over-Allotment Option. A person who acquires Common Shares forming part of the Underwriters’ over-allocation position acquires such shares under this Prospectus Supplement and the Prospectus regardless of whether the over-allocation position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases. Unless the context otherwise requires, references to “Offered Shares” in this Prospectus Supplement include the Additional Shares, if the context requires. See “Plan of Distribution”.

The following table sets out the number of Additional Shares that may be issued by the Corporation to the Underwriters pursuant to the Over-Allotment Option.

Underwriters’ Position	Maximum Size	Exercise Period	Exercise Price
Over-Allotment Option	Up to [●] Additional Shares	Up to 30 days from the closing of the Offering	US$[●] per Additional Share

In connection with the Offering and subject to applicable laws, the Underwriters may over-allot or effect transactions that are intended to stabilize or maintain the market price of the Common Shares at levels other than that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

The Underwriters may sell Offered Shares for less than the initial offering price stated above in certain circumstances. See “Plan of Distribution”.

Subscriptions for the Offered Shares will be received subject to rejection in whole or in part and the right is reserved to close the subscription books at any time without notice. It is expected that the closing of the Offering will occur on or about [●], 2016, or on such other date as may be agreed upon by the Corporation and the Underwriters (which date shall not be later than 42 days after the date of this Prospectus Supplement) (the “Closing Date”). Other than pursuant to certain exceptions, registration of interests in and transfers of Offered Shares held through CDS Clearing and Depositary Services Inc. (“CDS”), or its nominee, will be made electronically through the non-certificated inventory (“NCI”) system of CDS. Offered Shares registered to CDS or its nominee will be deposited electronically with CDS on an NCI basis on the Closing Date. A purchaser of Offered Shares will receive only a customer confirmation from the registered dealer through which the Offered Shares are purchased. The Corporation expects that delivery of the Offered Shares will be made against payment therefor on or about the Closing Date, which will be the sixth business day (in the United States) following the date of pricing of the Offered Shares. Trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, investors who wish to trade Offered Shares prior to the Closing Date may be required to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement. Investors who wish to trade Offered Shares prior to the Closing Date should consult their own advisors. See “Plan of Distribution”.

NBFI, an Underwriter, is an affiliate of a Canadian chartered bank that is part of the syndicate of lenders that has provided a revolving credit facility to IAMGOLD. Consequently, IAMGOLD may be considered a “connected issuer” within the meaning of National Instrument 33-105 – Underwriting Conflicts of NBFI under applicable Canadian securities laws in connection with the Offering. See “Relationship between the Corporation and Certain Underwriters”.

The registered and principal office of the Corporation is located at 401 Bay Street, Suite 3200, Toronto, Ontario M5H 2Y4.

Richard J. Hall and Timothy R. Snider, being directors of the Corporation, reside outside of Canada. Each of Mr. Hall and Mr. Snider has appointed the Corporation at 401 Bay Street, Suite 3200, PO Box 153, Toronto, Ontario, M5H 2Y4, as his agent for service of process in Canada. Purchasers are advised that it may not be possible for investors to enforce judgements obtained in Canada against either of Mr. Hall or Mr. Snider, even though each of Mr. Hall and Mr. Snider has appointed an agent for service of process. Mark Burnett, being a co-author of the technical report entitled “IAMGOLD Sadiola Sulphide Project (SSP) 2015, NI 43-101 Report, Mali”, resides outside of Canada. Purchasers are advised that it may not be possible for investors to enforce judgements obtained in Canada against Mr. Burnett.

(continued)

IMPORTANT NOTICE ABOUT INFORMATION IN THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this Prospectus Supplement, which describes the specific terms of the Offering and also adds to and updates information contained in the accompanying Prospectus and the documents incorporated by reference herein and therein. The second part, the Prospectus, gives more general information, some of which may not apply to the Offering under this Prospectus Supplement. This Prospectus Supplement is deemed to be incorporated by reference into the Prospectus solely for the purposes of the Offering constituted by this Prospectus Supplement.

Investors should rely only on the information contained in or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus. If the description of the Offering or any other information varies between this Prospectus Supplement and the Prospectus (including the documents incorporated by reference herein and therein), investors should rely on the information in this Prospectus Supplement. The Corporation has not, and the Underwriters have not, authorized anyone to provide investors with different or additional information. If anyone provides you with any different, inconsistent or other information, you should not rely on it. You should not assume that the information contained in or incorporated by reference in this Prospectus Supplement or the Prospectus is accurate as of any date other than the date of the document in which such information appears, except as otherwise specified therein. The Corporation’s business, financial condition, results of operations and prospects may have changed since those dates.

The Corporation is not, and the Underwriters are not, making an offer in respect of the Offered Shares in any jurisdiction where such offer is not permitted by law.

Except as the context otherwise requires, when used herein, all references to Offered Shares include any Additional Shares issued in connection with any exercise of the Over-Allotment Option.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Prospectus Supplement, the accompanying Prospectus and the documents incorporated by reference herein and therein contain certain information that may constitute “forward-looking information” and “forward-looking statements” (collectively referred to herein as “forward-looking statements”) within the meaning of applicable Canadian securities laws and the United States Private Securities Litigation Reform Act of 1995, respectively. Forward-looking statements are necessarily based on a number of estimates and assumptions that are inherently subject to significant business, economic and competitive uncertainties and contingencies. All statements other than statements which are reporting results as well as statements of historical facts set forth or incorporated herein by reference, are forward-looking statements that may involve a number of known and unknown risks, uncertainties and other factors; many of which are beyond the Corporation’s ability to control or predict. Forward-looking statements include, without limitation, statements regarding:

•	strategic plans, anticipated future production, cost estimates and anticipated financial results;

•	potential mineralization and evaluation and evolution of mineral reserves and resources (including, but not limited to potential for further increases at the Essakane, Rosebel, Westwood and Sadiola mines) and expected mine life;

•	expected exploration results, future work programs, anticipated capital expenditures and objectives, evolution and economic performance of development projects, including, but not limited to, exploration budgets and targets;

•	construction and production targets and timetables, as well as anticipated timing of grant of permits and governmental incentives; expected continuity of a favourable gold market;

•	contractual commitments, royalty payments, litigation matters and measures of mitigating financial and operational risks;

•	anticipated liabilities regarding site closure and employee benefits;

•	continuous availability of required manpower; the integration or expansion of operations, technologies and personnel of acquired operations and properties;

•	continuous access to capital markets;

•	the Corporation’s global outlook and that of each of its mines; and

•	the timing for completion of the Tender Offer (as defined herein) and the aggregate amount of Existing Notes (as defined herein) to be purchased pursuant to the Tender Offer.

These statements relate to analysis and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Known and unknown factors could cause actual results to differ materially from those projected in the forward looking statements.

Statements concerning actual mineral reserves and mineral resources estimates are also deemed to constitute forward looking statements to the extent that they involve estimates of the mineralization that will be encountered if the relevant project or property is developed and, in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited.

Forward-looking statements, which involve assumptions and describe the Corporation’s future plans, strategies and expectations, are generally identifiable by use of the words “may”, “will”, “should”, “continue”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “plan” or “project” or the negative of these words or other variations on these words or comparable terminology, although not all forward-looking statements include such words. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Corporation to be materially different from those expressed or implied by such forward-looking statements.

The following are some, but not all, of the important factors that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements:

•	the market prices of gold and other minerals;

•	failure to obtain and renew financing as and when required to fund exploration and development and capital expenditure plans;

•	past market events and conditions and the deterioration of general economic indicators;

•	risks associated with shareholder dilution;

•	volatility of the Corporation’s securities;

•	the failure of cost reduction initiatives;

•	the failure to effectively allocate capital;

•	the success of the Corporation’s projects (including but not limited to the ability of the Corporation to replace mineral reserves depleted by production);

•	default under the Corporation’s credit facility or senior unsecured notes due to a violation of covenants therein;

•	credit rating downgrade; interest rates;

•	undetected failures in internal controls over financial reporting;

•	public company obligations;

•	differences between the assumption of fair value estimates with respect to the carrying amount of mineral interests and actual fair values;

•	changes to and differing interpretations of mining tax regimes in foreign jurisdictions;

•	fluctuations in exchange rates of currencies;

•	inherent risks related to the use of derivative instruments, including for hedging purposes to stabilize input costs;

•	risk and unknown costs of litigation;

•	cash management in foreign subsidiaries;

•	accuracy of mineral reserve and mineral resource estimates;

•	over/underestimation of mineral reserve and mineral resource calculations;

•	accuracy of life of mine plans;

•	mine closures;

•	coarse gold;

•	market prices and availability of commodities used by the Corporation in its operations;

•	unanticipated production costs;

•	delays and repair costs resulting from equipment failure;

•	continuously evolving legislation, such as the mining legislation in West Africa, Canada and Suriname, which may have unknown and negative impact on operations;

•	changes in strategic plans;

•	dependence on key personnel;

•	labour disruptions and other disruptions caused by mining accidents;

•	risks related to making acquisitions, including the integration of operations, and divestitures;

•	health risks associated with the mining work force in West Africa, Canada and Suriname;

•	need to comply with the extensive laws and regulations governing the environment, health and safety of the Corporation’s mining and processing operations and exploration activities;

•	risks and expenses related to reclamation costs and related liabilities;

•	failure of the hydrostatic plug at the Westwood mine;

•	ability to obtain and renew the required licenses and permits from various governmental authorities in order to exploit the Corporation’s properties;

•	risks related to potential further expansion activities at the Sadiola and Rosebel mines;

•	uncertainties in the validity of mining interests and ability to acquire new properties and retain skilled and experienced employees;

•	competition risks;

•	force majeure events;

•	hazards normally encountered in the mining business including unusual or unexpected geological formations, rock bursts, cave-ins, seismic events, floods and other conditions;

•	various risks and hazards beyond the Corporation’s control, including risks and hazards inherent in the mining industry, many of which are not economically insurable;

•	risks normally associated with the conduct of joint ventures;

•	inability to control standards of non-controlled assets;

•	lack of infrastructure and other risks related to the geographical areas in which the Corporation carries out its operations;

•	risks associated with being a multinational company;

•	risks normally associated with any conduct of business in foreign countries including varying degrees of political and economic risk, which may include the possibility for political unrest and foreign military intervention;

•	disruptions created by surrounding communities;

•	information systems and security threats;

•	risks related to climate change and the environment; and

•	other related matters.

Although the Corporation has attempted to identify important factors that could cause actual results to differ materially from expectations, intentions, estimates or forecasts, there may be other factors that could cause results to differ from what is anticipated, estimated or intended. Those factors are described or referred to below, under the heading “Risk Factors” in this Prospectus Supplement, under the heading “Risk Factors” in the Annual Information Form of the Corporation dated February 17, 2016 for the year ended December 31, 2015 (the “Annual Information Form”) and under the heading “Risks and Uncertainties” in the management’s discussion and analysis of financial position and results of operation of the Corporation for (i) the year ended December 31, 2015 and (ii) the second quarter ended June 30, 2016, all which are incorporated herein by reference and are available on SEDAR at www.sedar.com and on the SEC’s Electronic Document Gathering and Retrieval System (EDGAR) at www.sec.gov. Past events in global financial and credit markets have resulted in high market and commodity price volatility and uncertainty in credit markets. These on-going events could impact forward-looking statements contained in this Prospectus Supplement and in the documents incorporated by reference in an unpredictable and possibly detrimental manner. Accordingly, readers should not place undue reliance on forward-looking statements.

The forward-looking statements of the Corporation contained in this Prospectus Supplement and the accompanying Prospectus, including the documents incorporated by reference herein and therein, are based on the Corporation’s current expectations and estimates and other factors and assumptions that the Corporation believed to be reasonable at the time applied but that may prove to be incorrect. These include, but are not limited to, the various factors and assumptions set forth herein, in the Annual Information Form, and in management’s discussion and analysis of financial position and results of operations of the Corporation for the year ended December 31, 2015 and the second quarter ended June 30, 2016 as well as the following additional material factors and assumptions:

•	there being no significant disruptions affecting the operations of the Corporation whether due to extreme weather events and other or related natural disasters, labour disruptions (including but not limited to following workforce reductions), departure of key employees, supply disruptions, power disruptions, accidents, heath issues, damage to equipment or otherwise;

•	permitting, development, operations (including but not limited to cost reduction initiatives) and production (including replacement of mineral reserves depleted by production) from the Corporation’s operations being consistent with the Corporation’s current expectations;

•	community relations and community engagement plans being consistent with the Corporation’s current expectations;

•	political, legal and economic developments in West Africa, Canada, the United States and Suriname being consistent with the Corporation’s current expectations, and that any nationalization, war, civil strife or insurrection do not impact the Corporation’s mining activities or exploration or development plans;

•	the exchange rate between the Canadian dollar, the U.S. dollar, and the currencies of the jurisdictions in which the Corporation operates being approximately consistent with current levels;

•	certain price assumptions for gold and other minerals and assessment of the competitive landscape being in accordance with current expectations;

•	prices for fuel, electricity and other key supplies and raw materials being approximately consistent with current levels, as well as assumptions regarding costs of repairing equipment;

•	production and cost of sales forecasts for the Corporation meeting expectations and ability for the Corporation to meet its budgeted expenditures;

•	the accuracy of the current mineral reserve and mineral resource estimates of the Corporation (including but not limited to ore tonnage and ore grade estimates) as well as the accuracy of life of mine and mine closure plans;

•	the terms and conditions of the agreements, laws, rules and regulations governing the administration of the Corporation’s properties being interpreted and applied in a manner consistent with their intent and the Corporation’s expectations; and

•	goodwill and/or asset impairment potential.

Forward-looking statements made in a document incorporated by reference in this Prospectus Supplement are made as at the date of the original document and have not been updated by the Corporation except as expressly provided for in this Prospectus Supplement. Except as required under applicable securities legislation, the Corporation undertakes no obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise.

CAUTIONARY NOTE TO U.S. INVESTORS REGARDING MINERAL REPORTING STANDARDS

The disclosure in this Prospectus Supplement, the Prospectus and the documents incorporated by reference herein and therein has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. Disclosure, including scientific or technical information, has been made in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. As a result, information contained in this Prospectus Supplement, the accompanying Prospectus and the documents incorporated by reference herein and therein containing descriptions of the Corporation’s mineral properties or estimates of mineral reserves or resources is not comparable to similar information disclosed by U.S. companies in reports filed with the SEC. For example, the terms “measured mineral resources”, “indicated mineral resources”, “inferred mineral resources”, “proven mineral reserves” and “probable mineral reserves” are used in this Prospectus Supplement, the Prospectus and documents incorporated by reference herein and therein to comply with the reporting standards in Canada. While those terms are recognized and required by Canadian regulations, the SEC does not currently recognize them. Under the rules and regulations of the SEC as currently set forth in Industry Guide 7, a U.S. company may only disclose estimates of proven and probable mineral reserves, and may not disclose estimates of any classification of mineral resources. In addition, the definitions of proven and probable mineral reserves used in NI 43-101 differ from the definitions in the SEC Industry Guide 7. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Investors are cautioned not to assume that all or any part of the mineral deposits in these categories will ever be converted into mineral reserves. Any estimate of mineral reserves or resources has a great amount of uncertainty as to its existence, and great uncertainty as to its economic and legal feasibility with estimates of mineral resources having a greater degree of uncertainty. It cannot be assumed that all or any part of measured mineral resources, indicated mineral resources or inferred mineral resources will ever be upgraded to a mineral reserve or mined. Further, in accordance with Canadian rules, estimates of inferred mineral resources cannot form the basis of feasibility or other economic studies. Investors are cautioned not to assume that any part of the reported measured mineral resources, indicated mineral resources, or inferred mineral resources in this Prospectus Supplement, the accompanying Prospectus and the documents incorporated by reference herein and therein is economically or legally mineable and will ever be classified as a reserve. Disclosure of “contained ounces” is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute reserves as in place tonnage and grade without reference to unit measures.

FINANCIAL INFORMATION

The financial statements of the Corporation incorporated by reference in this Prospectus Supplement are reported in United States dollars and have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board which differ from United States generally accepted accounting principles.

CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION

All dollar amounts in this Prospectus Supplement are in United States dollars, unless otherwise indicated. All references to “$” or “US$” refer to U.S. dollars and “C$” refers to Canadian dollars. On August 5, 2016, the noon spot rate for Canadian dollars in terms of the United States dollar, as quoted by the Bank of Canada, was US$1.00 = C$1.32 or C$1.00 = US$0.76.

The following table sets forth, for each of the periods indicated, the high, low, closing and average noon spot rates for Canadian dollars in terms of the United States dollar, as reported by the Bank of Canada.

	Three months ended June 30,		Year ended December 31,
	2016	2015	2015	2014
High	1.32	1.26	1.40	1.16
Low	1.25	1.20	1.17	1.06
Closing	1.30	1.25	1.38	1.16
Average	1.29	1.23	1.28	1.10

DOCUMENTS INCORPORATED BY REFERENCE

This Prospectus Supplement is deemed, as of the date hereof, to be incorporated by reference into the accompanying Prospectus only for the purposes of the Offering.

The Corporation’s filings through SEDAR are not incorporated by reference in this Prospectus Supplement except as specifically set out herein.

Information has been incorporated by reference in this Prospectus Supplement from documents filed with securities commissions or similar regulatory authorities in Canada and filed with, or furnished to, the SEC. The following documents, filed by the Corporation with the securities commissions or similar regulatory authorities in each of the provinces and territories of Canada, are specifically incorporated by reference into, and form an integral part of, the Prospectus and this Prospectus Supplement:

(a)	the annual information form for the year ended December 31, 2015 dated February 17, 2016;

(b)	the audited consolidated balance sheets as at December 31, 2015 and 2014 and the consolidated statements of earnings, comprehensive income, changes in equity and cash flows for the years then ended, and the notes thereto, together with the Report of Independent Registered Public Accounting Firm (the “Annual Financial Statements”);

(c)	management’s discussion and analysis of financial position and results of operations of the Corporation for the year ended December 31, 2015;

(d)	the unaudited condensed consolidated interim financial statements of the Corporation as at June 30, 2016 and for the three and six months ended June 30, 2016 and 2015, together with the notes thereto (the “Interim Financial Statements”);

(e)	management’s discussion and analysis of financial position and results of operations of the Corporation for the second quarter ended June 30, 2016;

(f)	the management information circular of the Corporation dated March 31, 2016 prepared in connection with the annual general meeting of shareholders of the Corporation held on May 4, 2016 (the “Management Information Circular”);

(g)	the document entitled “Sadiola Sulphide Project – IAMGOLD Corporation” dated March 28, 2016 summarizing the findings of the Sadiola Report (as defined below); and

(h)	the template version of the term sheet relating to this Offering filed on [●], 2016 (the “Marketing Materials”).

Any document of the type referred to in section 11.1 of Form 44-101F1 of National Instrument 44-101 – Short Form Prospectus Distributions (“NI 44-101”) filed by the Corporation with the securities commissions or similar regulatory authorities in Canada after the date of this Prospectus Supplement and prior to the termination of this Offering shall be deemed to be incorporated by reference in the Prospectus and this Prospectus Supplement. In addition, any such documents which are filed on Form 40-F with or, (if and to the extent expressly provided) furnished on Form 6-K to, the SEC after the date of this Prospectus Supplement and prior to the termination of this Offering shall be deemed to be incorporated by reference into the Prospectus, this Prospectus Supplement and the registration statement of which this Prospectus Supplement forms a part, and incorporated by reference as an exhibit to the registration statement of which the Prospectus forms a part. The documents incorporated or deemed to be incorporated herein by reference contain meaningful and material information relating to the Corporation and the readers should review all information contained in this Prospectus Supplement, the accompanying Prospectus, and the documents incorporated or deemed to be incorporated herein or therein by reference.

Any statement contained in this Prospectus Supplement, the Prospectus, or in a document incorporated or deemed to be incorporated herein or therein by reference shall be deemed to be modified or superseded for the purposes of this Prospectus Supplement and the Prospectus, to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated herein or in the Prospectus by reference modifies or supersedes such statement. Any statement so modified or superseded shall not constitute a part of this Prospectus Supplement or the accompanying Prospectus, except as so modified or superseded. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of such a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

Copies of the documents incorporated or deemed to be incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of IAMGOLD Corporation, at 401 Bay Street, Suite 3200, Toronto, Ontario M5H 2Y4, Telephone (416) 360-4710, and are also available electronically at www.sedar.com and www.sec.gov.

References to the Corporation’s website in any documents that are incorporated by reference into the Prospectus, as supplemented by this Prospectus Supplement, do not incorporate by reference the information on such website, and the Corporation disclaims any such incorporation by reference.

MARKETING MATERIALS

The Marketing Materials and any “template version” of any other “marketing materials” (as such terms are defined in NI 44-101) provided to investors in connection with the Offering will be incorporated by reference in this Prospectus Supplement. However, the Marketing Materials and any such “template version” of such other “marketing materials” will not form part of this Prospectus Supplement or the accompanying Prospectus to the extent that their contents are modified or superseded by a statement contained in this Prospectus Supplement or any amendment thereto. Any “template version” of “marketing materials” filed on SEDAR after the date of this Prospectus Supplement and before the termination of the distribution of Offered Shares under the Offering will be deemed to be incorporated by reference into this Prospectus Supplement and the accompanying Prospectus.

AVAILABLE INFORMATION

The Corporation files reports and other information with the securities commissions and similar regulatory authorities in each of the provinces of Canada. These reports and information are available to the public free of charge under IAMGOLD’s profile at the Canadian Securities Administrators’ website at www.sedar.com.

The Corporation has filed with the SEC a registration statement on Form F-10 relating to securities of the Corporation, including the Offered Shares. This Prospectus Supplement and the accompanying Prospectus, which constitute a part of the registration statement, do not contain all of the information contained in the registration statement, certain items of which are contained in the exhibits to the registration statement as permitted by the rules and regulations of the SEC. Statements included or incorporated by reference in this Prospectus Supplement or the accompanying Prospectus about the contents of any contract, agreement or other documents referred to are not necessarily complete, and in each instance investors should refer to the exhibits for a more complete description of the matter involved. Each such statement is qualified in its entirety by such reference.

The Corporation is subject to the information requirements of the U.S. Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”) and applicable Canadian securities legislation, and in accordance therewith files, reports and other information with the SEC and with the securities regulatory authorities in Canada. Under the multijurisdictional disclosure system adopted by the United States and Canada, documents and other information that the Corporation files with the SEC may be prepared in accordance with the disclosure requirements of Canada, which are different from those of the United States. As a foreign private issuer, the Corporation is exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and its officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. In addition, the Corporation is not required to publish financial statements as promptly as U.S. companies.

Investors may read any document that the Corporation has filed with the SEC at the SEC’s public reference room in Washington, D.C. Investors may also obtain copies of those documents from the public reference room of the SEC at 100 F Street, N.E., Washington, D.C. 20549 by paying a fee. Investors should call the SEC at 1-800-SEC-0330 or access its website at www.sec.gov for further information about the public reference rooms. Investors may read and download some of the documents the Corporation has filed on EDGAR at www.sec.gov.

THE CORPORATION

IAMGOLD is a corporation governed by the Canada Business Corporations Act. The registered and principal office of the Corporation is located at 401 Bay Street, Suite 3200, Toronto, Ontario, Canada M5H 2Y4. The Corporation’s telephone number is (416) 360-4710.

The Corporation is engaged primarily in the exploration for, and the development and production of, mineral resource properties throughout the world. Through its holdings, the Corporation has interests in various operations and exploration and development properties. The following chart illustrates certain subsidiaries of the Corporation, together with the jurisdiction of incorporation of each such subsidiary and the percentage of voting securities beneficially owned or over which control or direction is exercised by the Corporation, and the material mineral projects of the Corporation held through such subsidiaries and the percentage of ownership interest that the relevant subsidiary of the Corporation has in such material mineral projects.

In Canada, the Corporation owns and operates the Westwood mine in Québec and the Côté Gold project, a development project located in Ontario. The Corporation also is the operator of the Rosebel mine in Suriname, the Essakane mine in Burkina Faso and is a joint venture participant in the Sadiola mine in Mali.

As used in this Prospectus Supplement and the accompanying Prospectus, except as otherwise required by the context, reference to “IAMGOLD” or the “Corporation” means IAMGOLD Corporation and its subsidiaries. Further information regarding the business of the Corporation, its operations and its mineral properties can be found in the Annual Information Form and other documents incorporated herein by reference.

Recent Developments

On April 26, 2016, the Corporation announced that Ressources Québec Inc., a subsidiary of Investissement Québec Inc., joined IAMGOLD’s revolving credit facility (the “2016 Credit Facility”), bringing an additional commitment of C$50 million, effective April 25, 2016. On May 9, 2016, the 2016 Credit Facility was increased by a further US$2 million. The 2016 Credit Facility currently totals US$140 million and matures in February 2020. The Corporation maintains the potential to increase the total of the 2016 Credit Facility to US$250 million on the same terms as already agreed to with the existing lenders.

On May 5, 2016, the Corporation announced that its shareholders had voted to elect all directors listed as nominees in the Management Information Circular at the annual meeting of shareholders on May 4, 2016.

On June 15, 2016, the Corporation reported final assay results from the 2016 winter diamond drilling program completed in April 2016 at the Monster Lake project in Québec, Canada, for which the Corporation has an option. The winter diamond drilling program totalled 8,105 metres from 21 diamond drill holes.

On July 5, 2016, the Corporation reported for the Malikoundi deposit as part of the Corporation’s Boto Project in Senegal additional drilling results from four deep diamond drill holes totalling 2,341 metres completed to date during the 2016 drilling program.

Tender Offer

On August 8, 2016, the Corporation commenced a tender offer (the “Tender Offer”) to purchase for cash up to US$[●] million principal amount of its 6.75% senior unsecured notes due 2020 (the “Existing Notes”), subject to the terms and conditions specified in the related offer to purchase (the “Offer to Purchase”). The Tender Offer will expire at 12:00 midnight, New York City time, on September 2, 2016, subject to any extension.

The Tender Offer is being made on the terms and subject to the conditions set forth in the Offer to Purchase, as such terms and conditions may be amended. The Offering is not conditioned upon the consummation of the Tender Offer. Nothing in this Prospectus Supplement shall be construed as an offer to purchase or a solicitation of an offer to sell any Existing Notes.

The Corporation will use the net proceeds of the Offering as described under “Use of Proceeds”.

RISK FACTORS

Before making an investment decision, prospective purchasers of the Offered Shares should carefully consider the information described in this Prospectus Supplement, the accompanying Prospectus and the documents incorporated by reference herein and therein. There are certain risks inherent in an investment in the Offered Shares, including the factors described under the heading “Risk Factors” in the Annual Information Form (pages 20 through 38), and any other risk factors described herein or in a document incorporated by reference herein, which investors should carefully consider before investing. Some of the factors described herein, in the documents incorporated by reference herein, and/or in the Prospectus are interrelated and, consequently, investors should treat such risk factors as a whole. If any of the risk factors described herein, in the Annual Information Form, in another document incorporated by reference herein or in the Prospectus occur, it could have a material adverse effect on the business, financial condition and results of operations of the Corporation and the price of the Common Shares could decline. Additional risks and uncertainties of which the Corporation currently is unaware or that are unknown or that it currently deems to be immaterial could have a material adverse effect on the Corporation’s business, financial condition and results of operation. The Corporation cannot assure purchasers that it will successfully address any or all of these risks. There is no assurance that any risk management steps taken will avoid future loss due to the occurrence of the risks described herein, in the Annual Information Form, in the other documents incorporated by reference herein or in the Prospectus or other unforeseen risks.

Financial Risks

Gold price fluctuations

IAMGOLD’s revenues depend in part on the market prices for mine production from the Corporation’s producing properties. Gold prices fluctuate widely and are affected by numerous factors beyond IAMGOLD’s control including central bank lending, sales and purchases of gold, producer hedging activities, expectations of inflation, the level of demand for gold as an investment, speculative trading, the relative exchange rate of the U.S. dollar with other major currencies, interest rates, global and regional demand, political and economic conditions and uncertainties, industrial and jewellery demand, production costs in major gold producing regions and worldwide production levels. The aggregate effect of these factors is impossible to predict with accuracy. Fluctuations in gold prices may materially and adversely affect the Corporation’s financial performance or results of operations. The Corporation does not hedge its gold sales.

Insufficient financing

To fund growth, the Corporation may need to secure necessary capital through loans or other forms of permanent capital. The availability of this capital is subject to general economic conditions and lender and investor interest in the Corporation and its projects. The future construction of mining facilities and the commencement of mining operations, such as at the Côté Gold project in Canada, and the further development of the Westwood mine and expansion of the Sadiola mine, as well as the exploration and development of the Corporation’s properties, including continuing exploration projects around the world, require substantial capital expenditures. In addition, a portion of the Corporation’s activities may be directed to the search and exploration for new mineral deposits and their development.

IAMGOLD may be required to seek additional financing and continuation of the current financial arrangements with its lenders to maintain its capital expenditures at planned levels. Financing may not be available when needed or, if available, may not be available on terms acceptable to the Corporation. Failure to obtain any financing necessary for the Corporation’s capital expenditure plans may result in a delay or indefinite postponement of exploration, development or production on any or all of the Corporation’s properties.

In addition, there can be no certainty that the Corporation’s 2016 Credit Facility, will be renewed on terms favourable to the Corporation upon its maturity.

Shareholder dilution

The adequacy of IAMGOLD’s capital structure is assessed on an ongoing basis and adjusted as necessary after taking into consideration the Corporation’s strategic plans, market and forecasted gold prices, the mining industry, general economic conditions and associated risks. In order to maintain or adjust its capital structure, IAMGOLD may adjust its capital spending, issue new Common Shares, purchase Common Shares for cancellation pursuant to normal course issuer bids, issue new debt, reimburse existing debt, amend or renew the 2016 Credit Facility or purchase or sell gold bullion or enter into other financing arrangements.

The constating documents of the Corporation allow it to issue, among other things, an unlimited number of Common Shares for such consideration and on such terms and conditions as may be established by the board of directors of the Corporation, in many cases, without the approval of shareholders. The Corporation cannot predict the size of future issues of Common Shares or the issue of securities convertible into Common Shares of IAMGOLD or the effect, if any, that future issues and sales of the Corporation’s Common Shares will have on the market price of its Common Shares. Any transaction involving the issue of previously authorized but unissued Common Shares or securities convertible into Common Shares would result in dilution, possibly substantial, to present and prospective holders of Common Shares.

Volatility of the Corporation’s securities

The Common Shares are listed on the TSX and the NYSE. The price of the Common Shares has been and may continue to be subject to large fluctuations which may result in losses to investors. The price of the Common Shares is highly affected by short-term changes in the price of gold or in the Corporation’s financial condition or results of operations. The Corporation has a concentration of earnings and cash flow generated from a single commodity and the outlook for the gold price is uncertain. This may impair the Corporation’s reputation and ability to raise capital. The Corporation’s share price, similar to most mining companies, has declined significantly over the last several years as the industry works to survive amid significant gold price declines and cost pressures that have shrunk margins. The Corporation cannot predict when the downturn in commodity prices would start to recover.

Cost reduction initiatives

The Corporation’s cost reduction initiatives that started in 2013, may be compromised by external factors which, when combined, could cause potentially declining margins and an escalation of other costs at the Corporation. The Corporation’s revenues are affected by the volatility in gold price. The combined effect of the current sustained decline in the gold price with any escalation of operating costs that are tied to labour, energy, other consumables and increasing rock hardness, or any increase in royalties, negatively impacts the Corporation’s earnings. Additionally, certain cost reduction initiatives may not be sustainable over a longer period of time or aligned with declining revenues and the Corporation may face the risk of having to pursue other measures to achieve margin protection and efficiency improvements.

Capital allocation

Lower gold prices have resulted in limiting the amount of operating and free cash flow available to the Corporation and led to a decline in income. Combining this with the Corporation’s efforts to preserve cash has resulted in a deferral, cancelation or reduction of capital expenditures and development projects. Additionally, reduced margins have squeezed expected rates of return on certain projects. Delays and deferral of such projects may inhibit the growth of the Corporation. Reduction of capital spending may result in lower production output. Declining cash flow limits capital allocation to sustain operations and new investment in projects.

Project risks

The ability of the Corporation to sustain or increase its present levels of gold production is dependent in part on the success of its projects. Risks and unknowns inherent in all projects include, but are not limited to, the accuracy of reserve estimates; metallurgical recoveries; capital and operating costs of such projects; and the future prices of the relevant minerals. The significant capital expenditures and long time period required to develop new mines or other projects are considerable and changes in costs or construction schedules can affect project economics. Actual costs and economic returns may differ materially from the Corporation’s estimates or the Corporation could fail to obtain the governmental approvals necessary for the operation of a project, in which case, the project may not proceed either on its original timing or at all.

Indebtedness and restrictive covenants of the Corporation’s debt instruments

The Corporation’s level of indebtedness could adversely affect the Corporation, including making it more difficult for the Corporation to satisfy obligations with respect to the Existing Notes and other debt; limiting the ability of the Corporation to obtain additional financing to fund future working capital, capital expenditures, acquisitions or other general corporate requirements; requiring the Corporation to make non-strategic divestitures; requiring a substantial portion of cash flows to be dedicated to debt service payments instead of other purposes, thereby reducing the amount of cash flows available for working capital, capital expenditures, acquisitions and other general corporate purposes; increasing the vulnerability to general adverse economic and industry conditions; exposing the Corporation to the risk of increased interest rates as borrowings under the 2016 Credit Facility are at variable rates of interest; limiting the flexibility in planning for and reacting to changes in the industry in which the Corporation competes; placing the Corporation at a disadvantage compared to other, less leveraged competitors who may be able to take advantage of opportunities that the Corporation’s indebtedness would prevent it from pursuing; and increasing the cost of borrowing. Additionally, the indenture governing the Existing Notes and the 2016 Credit Facility agreement contain restrictive covenants that limit the Corporation’s ability to engage in activities that may be in its long-term best interest. This includes a covenant in the Existing Notes that contains a restriction on the use of proceeds from the sale of assets including the Niobec niobium mine and the Diavik diamond mine. These restrictions allow the Corporation to reduce liabilities including debt, derivatives and capital leases, invest the net proceeds back into the business which includes acquisitions and capital expenditures within 365 days of receipt of the proceeds, with the option to extend for another 180 days in certain cases. In the event that the Corporation does not invest the full amount of the proceeds from the sale of the Niobec niobium mine and the Diavik diamond mine within the defined period, the Corporation will be required to repurchase notes with the shortfall. Events beyond the Corporation’s control, including changes in general economic and business conditions, may affect the Corporation’s ability to satisfy those covenants, which could result in a default.

In addition, the amount of the Corporation’s debt/leverage may exceed its ability to service or repay the Existing Notes. The Corporation expects to obtain the funds to pay its expenses and to pay the principal and interest on its debt by utilizing cash flow from operations. The Corporation’s ability to make scheduled payments on the Existing Notes also depends on its financial condition and operating performance, which are subject to prevailing economic and competitive conditions beyond its control, including fluctuations in the gold price. The ongoing decline of the gold price results in the deterioration of free cash flow generation. The Corporation cannot be certain that its future cash flow from operations will be sufficient to allow it to pay principal and interest on its debt and meet other obligations, including under the Existing Notes.

Credit facility defaults

The 2016 Credit Facility places certain limits on the Corporation, such as, on the Corporation’s ability to incur additional indebtedness, enter into derivative transactions, make investments in a business, or carry on business unrelated to mining, dispose of the Corporation’s material assets or, in certain circumstances, pay dividends. Further, the 2016 Credit Facility requires the Corporation to maintain specified financial ratios and meet financial condition covenants. Events beyond the Corporation’s control, including changes in general economic and business conditions, may affect the Corporation’s ability to satisfy these covenants, which could result in a default under the 2016 Credit Facility. As at June 30, 2016, there were approximately US$2.5 million of commitments utilized against the 2016 Credit Facility in the form of letters of credit. Depending on its cash position and cash requirements, the Corporation may draw on the 2016 Credit Facility to fund part of the capital expenditures required in connection with its current development projects. If an event of default under the 2016 Credit Facility occurs, the Corporation would be unable to draw down further on the 2016 Credit Facility and the lenders could elect to declare all principal amounts outstanding thereunder at such time, together with accrued interest, to be immediately due. An event of default under the 2016 Credit Facility may also give rise to an event of default under existing and future debt agreements and, in such event, the Corporation may not have sufficient funds to repay amounts owing under such agreements. Such a default may allow the creditors to accelerate repayment of the related debt and may result in the acceleration of any other debt containing a cross-acceleration or cross-default provision which applies. In addition, an event of default under the 2016 Credit Facility would permit the lenders thereunder to terminate all commitments to extend further credit under that facility. Furthermore, if the Corporation were unable to repay any amounts due and payable under the 2016 Credit Facility, those lenders could proceed against the security securing such indebtedness. In the event the Corporation’s lenders or noteholders accelerate the repayment of the Corporation’s borrowings, the Corporation may not have sufficient assets to repay that indebtedness. Furthermore, creditors could enforce or foreclose against the collateral securing its obligations and the Corporation could be forced into bankruptcy, receivership or liquidation.

As a result of these restrictions, the Corporation may be:

•	limited in how it conducts its business;

•	unable to raise additional debt or equity financing to operate during general economic or business downturns; or

•	unable to compete effectively or to take advantage of new business opportunities

These restrictions may affect the Corporation’s ability to grow in accordance with its strategy.

Credit rating downgrade

The Corporation’s debt currently has a non-investment grade rating, and any rating assigned could be lowered or withdrawn entirely by a rating agency if, in that rating agency’s judgment, future circumstances relating to the basis of the rating, such as adverse changes, so warrant.

Any future lowering of the Corporation’s ratings likely would make it more difficult or more expensive for the Corporation to obtain additional debt financing.

Inadequate controls over financial reporting

IAMGOLD assessed and tested, for its 2015 fiscal year, its internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act (“SOX”). SOX requires an annual assessment by management of the effectiveness of the Corporation’s internal control over financial reporting and an attestation report by the Corporation’s independent auditors addressing the effectiveness of the Corporation’s internal controls over financial reporting. The Corporation’s failure to satisfy the requirements of Section 404 of SOX on an ongoing and timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm the Corporation’s business and negatively impact the trading price of its Common Shares or market value of its other securities. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation could harm the Corporation’s operating results or cause it to fail to meet its reporting obligations.

No evaluation can provide complete assurance that IAMGOLD’s internal control over financial reporting will detect or uncover all failures of persons within the Corporation to disclose material information required to be reported. Accordingly, the Corporation’s management does not expect that its internal control over financial reporting will prevent or detect all errors and all fraud. In addition, the challenges involved in implementing appropriate internal control over financial reporting will increase and will require that the Corporation continue to improve its internal controls over financial reporting.

Public company obligations

IAMGOLD’s business is subject to evolving corporate governance and public disclosure regulations that have increased both the Corporation’s compliance costs and the risk of non-compliance, which could have an adverse effect on the Corporation’s stock price.

The Corporation is subject to changing rules and regulations promulgated by a number of U.S. and Canadian governmental and self-regulated organizations, including the SEC, the Canadian Securities Administrators, the NYSE, the TSX, and the International Accounting Standards Board. These rules and regulations continue to evolve in scope and complexity and many new requirements have been created in response to laws enacted by the U.S. Congress, making compliance more difficult and uncertain. For example, the U.S. Congress passed the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”), which required the SEC to, among other things, adopt rules that require the Corporation to disclose on an annual basis certain payments made by the Corporation, its subsidiaries or entities controlled by it, to the U.S. federal government and foreign national and subnational governments. Similarly, the Canadian government proclaimed into force the Extractive Sector Transparency Measures Act on June 1, 2015, which mandates the public disclosure of payments made by mining companies to all levels of domestic and foreign governments. The Corporation’s efforts to comply with such legislation and the rules and regulations promulgated thereunder have resulted in, and are likely to continue to result in, increased general and administration expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

Asset impairment

The Corporation performs impairment testing of its property, plant and equipment and exploration and evaluation assets when indications of potential impairment are identified. As at December 31, 2015, indicators of impairment were identified and the Corporation performed an impairment test. As a result, an after-tax impairment charge of US$580 million was recorded, as described in note 33 to the Annual Financial Statements.

Management’s assumptions and estimate of future cash flows are subject to risk and uncertainties, particularly in market conditions where higher volatility exists, and may be partially or totally outside of the Corporation’s control. Therefore, it is reasonably possible that changes could occur with evolving economic conditions, which may affect the recoverability of the Corporation’s property, plant and equipment and exploration and evaluation assets. If the Corporation fails to achieve its valuation assumptions or if any of its property, plant and equipment, exploration and evaluation assets or cash generating units experiences a decline in their fair value, an impairment charge may be required to be recorded in future periods, causing a reduction of the Corporation’s earnings.

Interest rates

The Corporation’s financial results are affected by movements in interest rates. Interest payments under the 2016 Credit Facility are subject to fluctuation based on changes to specified interest rates. A copy of the credit agreement in connection with the 2016 Credit Facility is available under the Corporation’s profile on SEDAR at www.sedar.com.

Taxes and tax audits

Stability agreements are in place with the governments of Burkina Faso, Mali and Suriname to provide a reasonable measure of protection by stabilizing the tax laws applicable to mining projects. However, IAMGOLD’s interpretation and application of the stability agreement and the tax laws to its transactions and activities may not coincide with that of the regulatory authorities. In addition, a regulatory authority’s interpretation of the relevant provisions of the stability agreement and the applicable tax laws or regulations affecting the capitalization and intercompany debt load of local entities may change at any time. As a result, transactions may be challenged by regulatory authorities and the Corporation’s operations may be assessed, which could result in significant additional royalties, taxes, penalties and interest.

IAMGOLD is subject to routine tax audits by various tax authorities. Tax audits may result in additional tax, interest payments and penalties which would negatively affect the Corporation’s financial condition and operating results. Changes in tax rules and regulations or the interpretation of tax laws by the courts or the tax authorities may also have a substantial negative impact on the Corporation’s business.

Currency fluctuations

Currency fluctuations may affect the earnings and cash flows which the Corporation will realize from its operations since gold is sold in the world market in U.S. dollars but the costs of the Corporation are incurred principally in non-U.S. dollars (Canadian dollars, Euros, CFA francs and Surinamese dollars). The appreciation of currencies against the U.S. dollar increases the cost of gold production in U.S. dollar terms. While CFA francs currently have a fixed exchange rate to the Euro and the Surinamese dollar has a fixed exchange rate to the U.S. dollar, and both currencies are currently convertible into Canadian and U.S. dollars, they may not always have a fixed exchange rate which may be changed to a floating rate, the fixed exchange rate may be reset by the governing bodies as was the case for the Surinamese dollar in 2015 or these currencies may not always be convertible in the future.

As currency fluctuations are driven by financial markets and global economic conditions beyond the Corporation’s control, the Corporation manages this risk by hedging a portion of its short-term exposure to currencies (Canadian dollars, Euros, etc.) resulting from operating and capital expenditures requirements at the Essakane, Rosebel and Westwood mines and corporate costs.

Derivatives

IAMGOLD regularly employs derivative financial instruments (“Hedge”) in respect of input costs such as fuel oil, interest rates and/or currencies. Hedge products are generally used to manage the risks associated with, among other things, mineral price volatility, changes in commodity prices, interest rates, foreign currency exchange rates and energy prices. Where the Corporation holds such derivative positions, the Corporation will deliver into such arrangements in the prescribed manner. The use of derivative instruments involves certain inherent risks including:

•	credit risk – the risk of default on amounts owing to the Corporation by the counterparties with which the Corporation has entered into such transactions;

•	market liquidity risk – the risk that the Corporation has entered into a derivative position that cannot be closed out quickly, by either liquidating such derivative instrument or by establishing an offsetting position; and

•	price/valuation risk – the risk that, in respect of certain derivative products, an adverse change in market prices for commodities, currencies or interest rates will result in the Corporation incurring a realized or unrealized (mark-to-market) loss in respect of such derivative products.

Litigation

The Corporation is subject to litigation arising in the normal course of business and may be involved in disputes with other parties, including governments and its workforce, in the future which may result in litigation. The causes of potential future litigation cannot be known and may arise from, among other things, business activities, environmental laws, volatility in stock price, failure to comply with disclosure obligations or the presence of illegal miners or labour disruptions at its mine sites. The results and costs of litigation cannot be predicted with certainty. If the Corporation is unable to resolve these disputes favourably, it may have a material adverse impact on the Corporation’s financial performance, cash flow and results of operations.

In the event of a dispute involving the foreign operations of the Corporation, the Corporation may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of courts in Canada. The Corporation’s ability to enforce its rights or its potential exposure to the enforcement in Canada or locally of judgments from foreign courts could have an adverse effect on its future cash flows, earnings, results of operations and financial condition.

During the fourth quarter of 2015 and in support of the Corporation’s various efforts to successfully remove illegal miners from the Rosebel mine, the Corporation initiated legal action against certain leaders of the illegal miners and the Republic of Suriname.

In December 2015, the Corporation sought injunctive relief against the union at the Rosebel mine to bring to an end an illegal strike.

Cash management in foreign subsidiaries

The Corporation conducts its operations through subsidiaries, including foreign subsidiaries. Accordingly, any limitation on the transfer of cash or other assets between the parent corporation and subsidiary entities could restrict the Corporation’s ability to fund its operations effectively. Any such limitations, or the perception that such limitations may exist now or in the future, could have an adverse impact on the Corporation’s valuation and stock price.

Operational Risks

Reserves and resources

Mineral reserves and mineral resources are based on estimates of mineral content and quantity derived from limited information acquired through drilling and other sampling methods and requires judgmental interpretations of geology, structure, grade distributions and trends, and other factors. These estimates may change as more information is obtained. No assurance can be given that the estimates are accurate or that the indicated level of metal will be produced. Actual mineralization or formations may be different from those predicted. Further, it may take many years from the initial phase of drilling before production is possible, and during that time the economic feasibility of exploiting a discovery may change.

The SEC does not currently permit mining companies to disclose estimates other than mineral reserves in their filings with the SEC. However, because the Corporation prepares its Annual Information Form, and other continuous disclosure documents, in accordance with Canadian disclosure requirements, it contains resource estimates, which are required by NI 43-101. Mineral resources that are not mineral reserves do not have demonstrated economic viability. It cannot be assumed that all or any part of the Corporation’s mineral resources constitutes or will be converted into reserves.

Market price fluctuations of gold as well as increased production and capital costs, reduced recovery rates or technical, economic, regulatory or other factors may render the Corporation’s proven and probable reserves unprofitable to develop at a particular site or sites for periods of time or may render mineral reserves containing relatively lower grade mineralization uneconomic. Successful extraction requires safe and efficient mining and processing. Moreover, short-term operating factors relating to the mineral reserves, such as the need for the orderly development of ore bodies or the processing of new or different ore types, may cause mineral reserves to become non-economical or the Corporation to be unprofitable in any particular reporting period. Estimated reserves may have to be recalculated based on actual production experience. Any of these factors may require the Corporation to reduce its mineral reserves and resources, which could have a negative impact on the Corporation’s financial results. Failure to obtain or maintain necessary permits or government approvals, or revocation of or regulatory changes affecting necessary permits or government approvals, or environmental concerns could also cause the Corporation to reduce its reserves. There is also no assurance that the Corporation will achieve indicated levels of gold recovery or obtain the prices for gold production assumed in determining the amount of such reserves. Anticipated levels of production may be impacted by numerous factors, including mining conditions, labour availability and relations, weather, seismic events and supply shortages.

Life of mine plans

The life of mine estimates for each of the material properties of the Corporation are based on a number of factors and assumptions and may prove to be incorrect. In addition, life of mine plans, by design, may have declining grade profiles and increasing rock hardness and mine life could be shortened if the Corporation increases production, experiences increased production costs or if the price of gold declines significantly. Reserves can be replaced by upgrading existing resources to mineral reserves generally by the completion of additional drilling and/or development to improve the estimate confidence and by demonstrating their economic viability, by expanding known ore bodies, by locating new deposits or by making acquisitions. Exploration is highly speculative in nature. The Corporation’s exploration projects involve many risks and are frequently unsuccessful. Substantial expenditures are required to establish proven and probable reserves and to construct mining and processing facilities. As a result, there is no assurance that current or future exploration programs will be successful. There is a risk that depletion of reserves will not be offset by resource conversions, expansions, discoveries or acquisitions. The Westwood mine, in particular, has a relatively low quantity of proven and probable reserves compared to a relatively large quantity of inferred resources. Due to the nature and depth of the deposit, it will take many years to effectively access various sections of the ore body in order to carry out sufficient drilling to convert inferred resources to indicated and measured resources and, after economical assessment, into proven and probable reserves. The current life of mine business plan for the Westwood mine assumes that the inferred resources will be converted into proven or probable reserves on an ongoing basis and be mined and processed. For the reasons outlined above, there is a risk that some or all of the inferred resources at the Westwood mine may not be converted to proven or probable reserves to be mined and processed.

Mine closure

With the sustained decline of the gold price and declining revenues, IAMGOLD may consider putting operation(s) on temporary care and maintenance whereby it would cease production, but keep the site in a condition to possibly reopen it at a later date. Additionally, closure plans may materialize earlier than planned to reflect market conditions. The closure costs may not be fully known for a period of time. The closure plan and site rehabilitation plan may be incomplete and not fully documented.

Coarse gold

Mineral reserve and resource calculations for the gold operations may be over/under estimated as a result of coarse gold.

Some of the ore bodies at the Corporation’s gold mines contain coarse gold with particles up to five millimetres in diameter. Attempts have been made to ensure that the grade samples used to determine mineral reserves and resources are representative by using appropriate sample preparation and analytical techniques as part of comprehensive QA/QC programs. Additionally, the grade estimation methods used are designed to reduce and/or limit the impact of localized high grade assays. The actual grade of the deposits could be lower or higher than predicted by the grade models developed.

Consumables

The profitability of the Corporation’s business is affected by the market prices and availability or shortages of commodities which are consumed or otherwise used in connection with the Corporation’s operations and projects, such as diesel fuel and heavy fuel oil at the Essakane, Rosebel and Sadiola mines; electricity at the Sadiola, Rosebel and Westwood mines and steel, concrete, grinding media, equipment spare parts, explosives and cyanide at all operations. Prices of such commodities also can be subject to volatile price movements, which can be material and can occur over short periods of time, and are affected by factors that are beyond the Corporation’s control. Operations consume significant amounts of energy and are dependent on suppliers or governments to meet these energy needs and to allow declines in oil prices to filter through to the Corporation. In some cases, no alternative source of energy is available. An increase in the cost, or decrease in the availability, of construction materials such as steel and concrete may affect the timing and cost of the Corporation’s projects. If the costs of certain commodities consumed or otherwise used in connection with the Corporation’s operations and projects were to increase significantly, and remain at such levels for a sustained period of time, the Corporation may determine that it is not economically feasible to continue commercial production at some or all of the Corporation’s operations or the development of some or all of the Corporation’s current projects, which could have a material adverse impact on the Corporation. Costs at any particular mining location are also subject to variation due to a number of factors, such as changing ore grade, changing metallurgy and revisions to mine plans in response to the physical shape and location of the ore body or due to operational or processing changes.

Reported costs may also be affected by changes in accounting standards. A material increase in costs at any significant location could have a significant effect on the Corporation’s capital expenditures, production schedules, profitability and operating cash flow.

Production costs

The Corporation’s production and cost estimates depend on many factors outside the Corporation’s control and may vary from actual production and costs, which could have an adverse impact on the Corporation’s financial results.

Actual production and costs may vary from estimates for a variety of reasons, including actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; revisions to mine plans; risks and hazards associated with mining; natural phenomena, such as inclement weather conditions, and unexpected labour shortages or strikes. Costs of production may also be affected by a variety of factors such as changing strip ratios, ore grade metallurgy, labour costs, the cost of supplies and services, general inflationary pressures and currency exchange rates.

Equipment malfunctions

The Corporation’s various operations may encounter delays in or losses of production due to the delay in the delivery of equipment, key equipment or component malfunctions or breakdowns, damage to equipment through accident or misuse, including potential complete write-off of damaged units, or delay in the delivery or the lack of availability of spare parts, which may impede maintenance activities on equipment. In addition, equipment may be subject to aging, if not replaced, or through inappropriate use or misuse and may become obsolete. Any one of these factors could adversely impact the Corporation’s operations, profitability and financial results.

Legislative changes

IAMGOLD is subject to continuously evolving legislation, including, but not limited to, the areas of labour, environment, land titles, mining practices and taxation. Any amendment to current laws and regulations, for example, as they pertain to the environment, the rights of leaseholders or the payment of royalties, net profits interests or similar amounts, or an overly strict enforcement thereof in countries where IAMGOLD has operations could have a material adverse impact on the Corporation’s financial condition and/or results of operations. IAMGOLD participates in a number of industry associations to monitor changing legislation and quantify the impact of the changes in legislation and maintains a good dialogue with governmental authorities in that respect. However, the Corporation is unable to predict what legislation or revisions may be proposed that might affect its business or when any such proposals, if enacted, might become effective. Such changes, however, could require increased capital and operating expenditures and could prevent, delay or prohibit certain operations of the Corporation.

The Extractive Sector Transparency Measures Act was proclaimed into force in Canada on June 1, 2015. This act was designed to reduce international corruption in the sector by enacting public reporting obligations with respect to payments made to all levels of domestic and foreign governments. The Corporation has implemented processes to capture the required information beginning on January 1, 2016. This information must be reported to the Government of Canada and made publically available no later than May 30, 2017. The Corporation may be subject to fines for non-compliance.

The Burkina Faso government introduced changes to the mining code which became effective on July 16, 2015. There are two changes that could potentially impact Essakane’s operations.

The first change was the elimination of a 10 per cent reduction in the income tax rate that was applicable to mining companies. As a result of this change, mining companies that had not previously signed a mining convention with the Government would now be subject to the regular income tax rate of 27.5 per cent. Since Essakane had signed a mining convention prior to the elimination of the 10 per cent reduction in the income tax rate, it will not be subject to the higher tax rate.

The second change was the introduction of a mandatory contribution to a fund for the benefit of local communities which is calculated as 1 per cent of the monthly revenue derived in Burkina Faso. Contributions are required for periods beginning August 1, 2015; however, since the application decree in respect of the community fund has not yet been released, no contributions have been made. In addition, discussions are on-going with the Government to allow some amount of the contribution to be reduced for agreed company community programs.

Strategic plans

The Corporation operates in an environment with constantly changing variables that directly impact its business both in the short and long term. In order to keep abreast of current market conditions and fundamentals affecting the Corporation’s business, the Corporation has a strategic planning process in place which regularly reviews its strategic plan to ensure that the Corporation is on track to meet its production and growth objectives efficiently. Given that unforeseen changes can occur at any time and that strategic plans are based upon certain conditions and assumptions that may not be valid, there can be no assurance that the Corporation’s strategic planning process will be completely effective in developing a strategic plan that keeps pace with changing market conditions and is both appropriate for the Corporation and relevant, at all times, possibly resulting in a material adverse effect on the Corporation’s business, financial condition and/or results of operations. The Corporation may also not be able to execute its strategic plan in a timely way.

Key employees

IAMGOLD’s ability to effectively manage its corporate, exploration and operations teams depends in large part on the Corporation’s ability to attract and retain key individuals in management positions and as senior leaders within the organization. The success of the Corporation also depends on the technical expertise of its professional employees. The Corporation faces competition for qualified management, professionals, executives and skilled personnel from other companies. There can be no assurance that the Corporation will continue to be able to compete successfully with its competitors in attracting and retaining senior leaders, qualified management and technical talent with the necessary skills and experience to manage its current needs. The length of time required to recruit key personnel and fill a position may be longer than anticipated.

The failure to attract and retain capable leaders and key management professionals as well as qualified talent to manage the existing operations and projects effectively could have a material adverse effect on the Corporation’s business, financial condition and/or operational results.

Labour disruptions

The Corporation is dependent on its workforce to extract and process minerals. Relations between the Corporation and its employees may be impacted by changes in labour relations which may be introduced by, among other things, employee groups, unions and the relevant governmental authorities in whose jurisdictions the Corporation carries on business. Labour disruptions at any of the Corporation’s material properties could have a material adverse impact on its business, results of operations and financial condition. A number of the Corporation’s employees are represented by labour unions under various collective labour agreements. In addition, existing labour agreements may not prevent a strike or work stoppage at the Corporation’s facilities in the future, and any such work stoppage could have a material adverse effect on the Corporation’s earnings and financial condition.

In December 2015, workers at the Rosebel mine in Suriname went on strike over the Corporation laying off about 10 per cent of the mine’s employees. The Rosebel mine, however, followed the process required by law and offered a fair severance package.

Political and legal risks

Mining investments are subject to the risks normally associated with any conduct of business in foreign and/or emerging countries including political; war, terrorism and civil disturbance risks; changes in laws or policies of particular countries, including those relating to royalties, duties, imports, exports and currency; the cancellation or renegotiation of contracts; the imposition of royalties, net profits payments, tax increases or other claims by government entities, including retroactive claims; a disregard for due process and the rule of law by local courts; the risk of expropriation and nationalization; delays in obtaining or the inability to obtain necessary governmental permits or the reimbursement of refundable tax from fiscal authorities.

Other risks include the potential for fraud and corruption by suppliers or personnel or government officials which may implicate the Corporation, compliance with applicable anti-corruption laws, including the U.S. Foreign Corrupt Practices Act (“FCPA”) and the Canadian Corruption of Foreign Public Officials Act (“CFPOA”) by virtue of the Corporation operating in jurisdictions that may be vulnerable to the possibility of bribery, collusion, kickbacks, theft, improper commissions, facilitation payments, conflicts of interest and related party transactions and the Corporation’s possible failure to identify, manage and mitigate instances of fraud, corruption, or violations of its code of conduct and applicable regulatory requirements.

There is also the risk of increased disclosure requirements, including those pursuant to the Dodd-Frank Act; currency fluctuations; restrictions on the ability of local operating companies to sell gold offshore for U.S. dollars, and on the ability of such companies to hold U.S. dollars or other foreign currencies in offshore bank accounts; import and export regulations, including restrictions on the export of gold or on the import, for further gold processing, of by-products from the gold extraction process having residual gold content; limitations on the repatriation of earnings or on the Corporation’s ability to assist in minimizing its expatriate workforce’s exposure to double taxation in both the home and host jurisdictions; and increased financing costs.

These risks may limit or disrupt operating mines or projects, restrict the movement of funds, cause the Corporation to have to expend more funds than previously expected or required, or result in the deprivation of contract rights or the taking of property by nationalization or expropriation without fair compensation, and may materially adversely affect the Corporation’s financial position and/or results of operations. In addition, the enforcement by the Corporation of its legal rights in foreign countries, including rights to exploit its properties or utilize its permits and licenses and contractual rights may not be recognized by the court systems in such foreign countries or enforced in accordance with the rule of law.

The Corporation also currently conducts mining, development and exploration activities in countries with developing economies. It is difficult to predict the future political, social and economic direction of the countries in which the Corporation operates, and the impact government decisions may have on its business. Any political or economic instability in the countries in which the Corporation currently operates could have a material and adverse effect on the business and results of operations.

Operations in Burkina Faso, Mali, Senegal and Suriname are governed by mineral agreements with local governments that establish the terms and conditions under which the Corporation’s affairs are conducted. These agreements are subject to international arbitration and cover a number of items, including the duration and renewal terms of exploration permits and mining licenses/operating permits; supply and repayment of funds for capital investments; the right to export production; distribution of dividends; shareholder rights and obligations for the Corporation, joint venture partners, and the government in respect of their ownership; labour matters; the right to hold funds in foreign bank accounts and in foreign currencies; taxation rates; and the right to repatriate capital and profits.

While the governments of most of the countries the Corporation operates in have modernized or are in the process of modernizing their mining regimes and are generally considered by the Corporation to be mining friendly, no assurances can be provided that this will continue in the future. The economy and political systems of Suriname, Burkina Faso, Mali and Senegal should be considered to be less predictable than in countries such as Canada and the United States.

It is possible that a current or future government may adopt substantially different policies or take arbitrary action which might halt exploration or production, nationalize assets or cancel contracts and/or mining and exploration rights and/or make changes in taxation treatment any of which could have a material and adverse effect on the Corporation’s future cash flows, earnings, results of operations and/or financial condition.

With the removal in Burkina Faso of Blaise Campoaré’s government in October 2014, civil unrest has increased certain community expectations.

In September 2015, a coup d’état in Burkina Faso prior to the presidential and legislative elections plunged that country into uncertainty before the first elections due to the ouster of Blaise Campaore from the presidency. The detention of the nation’s transitional leaders triggered immediate street protests.

On November 20, 2015, a terrorist attack and hostage taking occurred at a hotel in Bamako, Mali. The hostage crisis left more than 20 people dead. The situation has not affected the Corporation’s joint venture operations nor its exploration project in Mali.

On January 15, 2016, a terrorist attack occurred at a popular restaurant and hotel in Ouagadougou, Burkina Faso. The number of fatalities reached 30. The situation has not affected the Corporation’s operations in Ouagadougou nor at the Essakane mine.

Acquisitions and divestitures

The Corporation may pursue the acquisition or disposition of producing, development or advanced stage exploration properties and companies. The search for attractive acquisition opportunities and the completion of suitable transactions are time consuming and expensive, and may be unsuccessful. The Corporation’s success in its acquisition activities depends on its ability to identify suitable acquisition candidates, negotiate acceptable terms for any such acquisition, obtain necessary regulatory approvals and integrate the acquired operations successfully with those of the Corporation. Any acquisition that the Corporation may choose to complete may be of a significant size, may change the scale of the Corporation’s business and operations and may expose the Corporation to new geographic, political, operational, financial and geological risks. For example, there may be a significant change in commodity prices after the Corporation has committed to complete an acquisition and established the purchase price or share exchange ratio; a material ore body may prove to be below expectations; the Corporation may have difficulty integrating and assimilating the operations and personnel of any acquired companies, realizing anticipated synergies, maximizing the financial and strategic position of the combined enterprise, and maintaining uniform standards, policies and controls across the organization; the integration of the acquired business or assets may disrupt the Corporation’s ongoing business and its relationships with employees, suppliers and contractors; and the acquired business or assets may have unknown liabilities which may be significant. Opportunities for dispositions of existing assets and the completion of suitable divestitures are time consuming and expensive, divert management attention away from its remaining business and may be unsuccessful. The Corporation’s success in any disposition activity depends on its ability to identify suitable buyers or negotiate acceptable terms for any such disposition and any transaction may be subject to regulatory approvals or the buyer’s ability to raise funding to complete the transaction. Any disposition that the Corporation may choose to complete may be of a significant size, may change the scale of the Corporation’s business and operations and may expose the Corporation to an increased concentration of geographic, political, operational, financial and geological risks. There can be no assurance that the Corporation would be successful in overcoming these risks or any other problems encountered in connection with such acquisitions or dispositions.

Health risks

The Corporation is exposed to pandemics such as malaria, viruses such as Zika and Ebola, and other diseases such as dengue and chikungunya. Such pandemics and diseases represent a serious threat to maintaining a skilled workforce in the mining industry in Africa and in South America and is a major healthcare challenge for the Corporation.

In addition, unsafe work conditions or equipment or insufficient worker training may expose personnel to potentially serious occupational and workplace accidents causing injuries and or potential fatalities while working at an operating mine. Defective electrical wires or the short circuit of equipment may cause a major fire at the Westwood mine. In addition, with the development of the Westwood mine, personnel are exposed to thermal risk due to the increase in temperature at deeper levels which may result in heatstroke and loss of productivity.

There can be no assurance that the Corporation will not lose members of its workforce or see its workforce productivity reduced or incur increased medical costs as a result of these health risks, which could have a material and adverse effect on the Corporation’s future cash flows, earnings, results of operations and financial condition.

Environmental and health and safety issues

IAMGOLD’s mining and processing operations and exploration activities are subject to extensive laws and regulations, including, but not limited to, those governing the protection and rehabilitation or remediation of the environment, exploration, mine development, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, mine and worker safety, relations with neighbouring communities, protection of endangered and other special status species and other matters.

A major spill or failure of the tailings facilities may cause damage to the environment and the communities. Poor design or poor maintenance of the tailings dam structures could also result in damage or injury. Failure to comply with applicable environmental, health and safety laws and regulations may result in injunctions, fines, suspension or revocation of permits and other penalties. The costs and delays associated with compliance with these laws, regulations and permits could prevent the Corporation from proceeding with the development of a project or the operation or further development of a mine or increase the costs of development or production and may materially adversely affect the Corporation’s business, results of operations or financial condition. The Corporation may also be held responsible for the costs of investigating and addressing contamination (including claims for natural resource damages) or for fines or penalties to governmental authorities relating to contamination issues at current or former sites, either owned directly or by third parties. The Corporation could also be held liable for claims relating to exposure to hazardous and toxic substances and major spills or failure of the tailing facilities, which could include a breach of a tailings dam. The costs associated with such responsibilities and liabilities may be significant, be higher than estimated and involve a long clean-up.

IAMGOLD is currently undertaking a review of its long-term tailings disposition plan, which will include an assessment of the benefits of operating the plant as part of the Essakane mine’s long-term tailings strategy and the development of a regional hydrology model, which it expects to finalize by the end of this year.

Cyanide is used in the gold leaching process, which makes emissions, effluents and waste a key issue for the Corporation. Such measures, including corrective action taken to address the detection of cyanide and other metals in the groundwater near the Essakane mine, and any additional measures required to address effluent compliance, fines and costs and/or the effluent quality at any location may have a negative impact on the Corporation’s financial condition and/or results of operations.

In certain countries in which IAMGOLD has operations, it is required to submit, for government approval, a reclamation plan for each of its mining sites that establishes the Corporation’s obligation to reclaim property after minerals have been mined from the site. In some jurisdictions, bonds, letters of credit or other forms of financial assurances are required as security for these reclamation activities. The Corporation may incur significant costs in connection with these reclamation activities, which may materially exceed the provisions the Corporation has made for such reclamation. In addition, the unknown nature of possible future additional regulatory requirements and the potential for additional reclamation activities create further uncertainties related to future reclamation costs, which may have a material adverse effect on the Corporation’s financial condition, liquidity or results of operations.

The Mouska mine ceased mining activities at the end of the second quarter of 2014 and the dismantlement of the surface installation is complete. More ground sampling has been performed under the former buildings to evaluate if there is some contamination and the final reclamation of the site will be achieved during 2016. The Corporation’s estimates for restoration and closure costs at all properties are contained in the Annual Information Form. Any significant increases over the current estimates of these costs could have an adverse impact on the Corporation’s future cash flows, earnings, results of operations and financial condition.

Failure of the hydrostatic plug at the Westwood mine

With the closure of the Doyon mine, a hydrostatic plug was built and installed to separate the underground workings of the Doyon and Westwood mines permanently and completely and allow disposal of the Westwood mine tailings in the Doyon pit. It is possible that over time, the plug might deteriorate or there might be some fracture of the rock mass which may damage the hydrostatic plug and cause it to fail resulting in flooding of the Westwood mine and unwanted discharge and contamination.

Permitting

The operations and exploration and development projects of the Corporation require licenses and permits from various governmental authorities to exploit its properties, and the process for obtaining and renewing licenses and permits from governmental authorities often takes an extended period of time and is subject to numerous delays, costs and uncertainties. Any unexpected delays or costs or failure to obtain such licenses or permits associated with the permitting process could delay or prevent the development of the Côté Gold project or impede the operation of a mine, which could adversely impact the Corporation’s operations, profitability and financial results. Such licenses and permits are subject to change in various circumstances. Failure to comply with applicable laws and regulations may result in injunctions, fines, suspensions or revocation of permits and licenses, and other penalties. There can be no assurance that the Corporation has been or will be at all times in compliance with all such laws and regulations and with its licenses and permits or that the Corporation has all required licenses and permits in connection with its operations. The Corporation may be unable, on a timely basis, to obtain, renew or maintain in the future all necessary licenses and permits that may be required to explore and develop its properties, maintain the operation of mining facilities and properties under exploration or development or to maintain continued operations that economically justify the cost.

The Corporation’s ability to obtain and maintain required permits and approvals and to successfully operate in particular communities may be adversely impacted by real or perceived detrimental events associated with the Corporation’s activities or those of other resource companies affecting the environment, human health and safety of the surrounding communities. Delays in obtaining or failure to obtain, renew, or retain government permits and approvals may adversely affect the Corporation’s operations, including its ability to explore or develop properties, commence production or continue operations.

Land title

The validity of exploration, development and mining interests and the underlying mineral claims, mining claims, mining leases, tenements and other forms of land and mineral tenure held by the Corporation, which fundamentally constitute the Corporation’s property holdings, can be uncertain and may be contested and the Corporation’s properties are subject to various encumbrances, including royalties.

Acquisition of title to mineral properties is a very detailed and time-consuming process, and the Corporation’s title to its properties may be affected by prior unregistered encumbrances, agreements or transfers, or undetected defects. Several of the Corporation’s claims, leases, licenses, permits or authorizations will need to be renewed and on renewal, if renewed, the claim, lease, license, permit or authorization may cover a smaller area. There is a risk that the Corporation may not have free and clear or good and marketable title to all its property interests, or that they may be subject to challenge or impugned in the future. Although the Corporation has attempted to acquire satisfactory title to its properties, some risk exists that some titles, particularly title to exploration and undeveloped properties, may be defective. A successful challenge to the Corporation’s title to its properties could result in the Corporation being unable to operate on its properties as anticipated or being unable to enforce its rights with respect to its properties which could have a material adverse effect on the Corporation. Assuming the Corporation has good and marketable title to its immediate operating interests in order to operate efficiently, the Corporation may further need to acquire other title, such as surface title, easements or rights of way, which may encroach on the title to property of third parties. There is no guarantee that such further title, easements or rights of way necessary for the Corporation’s operations may be acquired by the Corporation and the failure to acquire same, or to acquire the same in a timely fashion, may materially impede the Corporation’s operations.

Failure by the Corporation to meet its payment and other obligations pursuant to laws governing its mineral claims, mining claims, mining leases, tenements and other forms of land and mineral tenure could result in the loss of its material property interests which could have a material adverse effect on the Corporation.

Competitors

The Corporation competes with other mining companies and individuals for mining interests on attractive exploration properties and the acquisition of mining assets, including competitors with greater financial, technical or other resources. This may increase the risk of higher costs when acquiring suitable claims, properties and assets or of even making such acquisitions on terms acceptable to the Corporation. There can be no assurance that the Corporation will be able to compete successfully with its competitors in acquiring such properties and assets.

Force majeure

IAMGOLD’s business is subject to a number of risks and hazards generally, including, without limitation, adverse environmental conditions and hazards, unavailability of materials and equipment, adverse property ownership claims, unusual or unexpected geological conditions, ground or slope failures, pit wall failures, rock bursts, rock falls, landslides, cave-ins, deterioration of the surrounding ground, floods, seismic activity, earthquakes, changes in the regulatory environment, industrial accidents, including those involving personal injuries or fatalities, labour force disruptions or disputes, gold bullion losses due to natural disasters or theft and other natural or human-provoked incidents that could affect the mining of ore and the Corporation’s mining operations and development projects, most of which are beyond the Corporation’s control, and many of which are not economically insurable. In addition, the Corporation has encountered other natural phenomena such as severe weather conditions which include considerable rainfall at the Rosebel and Sadiola mines or drought, water shortages or sand storms at the Essakane mine. These risks and hazards could result in damage to, or destruction of, mineral properties or production facilities, personal injury or death, environmental damage to the Corporation’s properties or the properties of others, delays in mining, monetary losses and possible legal liability.

As a result, production could fall below historic or estimated levels and the Corporation may incur significant costs or experience significant delays that could have a material adverse effect on the Corporation’s financial performance, liquidity and results of operations.

Geotechnical

Mining, by its very nature, involves the excavation of soils and rocks. The stability of the ground during and after excavation involves a complicated interaction of static and dynamic stresses (including induced stresses such as blasting), gravity, rock strength, rock structures (such as faults, joints, and bedding), groundwater pressures and other geomechanical factors. Underground workings, pit slopes, and other excavations may be subject to local or widespread geotechnical failure should the forces acting on the rock mass exceed the strength of that rock mass.

Additionally, excavated ore and waste may be deposited in dumps or stockpiles, or used in the construction of tailings dams and roads or other civil structures, which may be very large. These dumps, stockpiles, dams, etc. may also be subject to geotechnical failure due to over-steepening, seismically induced destabilization, water saturation, material degradation, settling, overtopping, foundation failure or other factors.

IAMGOLD employs internal geotechnical experts, external consultants and third party reviewers and auditors who use industry-standard engineering data gathering, analyses, techniques and processes to manage the geotechnical risks associated with the design and operation of a mine and the related civil structures. However, due to unforeseen situations and to the complexity of these rock masses and large rock and soil civil structures, geotechnical failures may still occur which could result in the temporary or permanent closure of all or part of a mining operation and/or damage to mine infrastructure, equipment or facilities, which materially impacts mineral production and/or results in additional costs to repair or recover from such geotechnical failures and the resulting damage.

In January and May of 2015, localized falls of ground occurred at the Westwood mine in Québec caused by seismic events. In both instances, miners were temporarily trapped as a result and, once the fallen ground material was removed, were able to exit the mine safely. Subsequent to the May 2015 event, mining in the affected area was suspended until December 2015. In-house and external experts in rock mechanics rigorously investigated the causes of the seismic event and have made recommendations for changes to mine designs, enhanced ground control measures and recovery of the damaged sections of the mine. These recommendations have been subsequently reviewed and accepted by both a group of independent geotechnical experts and by another independent geotechnical expert on behalf of the Commission des normes, de l’équité, de la santé et de la sécurité du travail (“CNESST”). The Westwood mine is in the process of adopting these recommendations in their planning and development activities and will seek ongoing consultation of the CNESST.

Insurance and uninsured risks

Where economically feasible and based on availability of coverage, a number of operational, financial and political risks are transferred to insurance companies. The availability of such insurance is dependent on the Corporation’s past insurance losses and records and general market conditions. Available insurance does not cover all of the potential risks associated with a mining company’s operations. The Corporation may also be unable to maintain insurance to cover insurable risks at economically feasible premiums, insurance coverage may not be available in the future or may not be adequate to cover any resulting loss, and the ability to claim under existing policies may be contested. Moreover, insurance against risks such as the validity and ownership of unpatented mining claims and mill sites and environmental pollution or other hazards as a result of exploration and production is not generally available to the Corporation or to other companies in the mining industry on acceptable terms. As a result, the Corporation might become subject to liability for environmental damage or other hazards for which it is completely or partially uninsured or for which it elects not to insure because of premium costs or other reasons. Losses from these events may cause the Corporation to incur significant costs that could have a material adverse effect upon its financial condition and/or results of operations.

Joint ventures

The Corporation operates certain of its properties through joint ventures and is subject to the risks normally associated with the conduct of joint ventures.

Risks relating to joint ventures include reduced ability to exert control over strategic, tactical and operational decisions made in respect of such properties; disagreement with partners on how to develop and operate mines efficiently; inability of partners to meet their obligations to the joint venture or third parties; and litigation between partners regarding joint venture matters. Any failure of such joint venture partners to meet their obligations to the Corporation or to third parties, or any disputes with respect to the parties’ respective rights and obligations, could have a material adverse effect on the joint ventures or their respective properties, which could have a material adverse effect on the Corporation’s results of operations and financial condition.

Non-controlled assets

Some of the Corporation’s assets are controlled and managed by other companies or joint venture partners. Some of the Corporation’s partners may have divergent business objectives and/or practices which may impact business and financial results. Management of the Corporation’s joint venture assets may not comply with the Corporation’s management and operating standards, controls and procedures (including with respect to health, safety and the environment). Failure to adopt equivalent standards, controls and procedures at these assets or improper management or ineffective policies, procedures or controls could not only adversely affect the value of the related non-managed assets and operations but could also lead to higher costs and reduced production and adversely impact the Corporation’s results and reputation and future access to new assets.

The Sadiola mine has a limited number of options to continue operations, as oxide ore is being depleted and the failure to develop the Sadiola Sulphides project (“SSP”) will lead to an early closure of the mine or put the operation on temporary care and maintenance. The delay or lack of approval of the SSP in Mali and the failure to reach an agreement with the Corporation’s joint venture partner has changed the economics of the SSP’s development in light of the current life of mine for the SSP. The SSP may become uneconomic and mining may cease in 2018, or earlier which will lead to early closure of the mine. This will probably result in potential write-offs of assets and adjustment to the estimated restoration and closure costs for the Sadiola mine.

Infrastructure and water access

Certain operations of the Corporation are carried out in geographical areas outside Canada which lack adequate infrastructure and are subject to various other risk factors, including the availability of sufficient water supplies.

Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources, and water supply are important determinants which affect capital and operating costs. Lack of such infrastructure or unusual or infrequent weather phenomena, sabotage, terrorism, government or other interference in the maintenance or provision of such infrastructure could adversely affect the Corporation’s operations, financial condition and/or results of operations.

The Corporation’s failure to obtain needed water permits, the loss of some or all of the Corporation’s water rights for any of its mines or shortages of water due to drought or loss of water permits could require the Corporation to curtail or close mining production and could prevent the Corporation from pursuing expansion opportunities.

Community risk

Surrounding communities may affect or threaten the security of the mining operations through the restriction of access of supplies and the workforce to the mine site or the conduct of artisanal mining at or near the mine sites. Certain of the material properties of the Corporation may be subject to the rights or asserted rights of various community stakeholders, including aboriginal and indigenous peoples, through legal challenges relating to ownership rights or rights to artisanal mining.

Threats to the security of the mines and its personnel due to artisanal mining, political unrest, civil wars or terrorist attacks may adversely impact the Corporation’s mining operations. Artisanal miners may make use of some or all of the Corporation’s properties. The Corporation is exposed to artisanal and illegal mining activities in close proximity to its operations that may cause environmental issues and disruptions to the operations and relationships with governments and local communities. Existing legislation in Suriname is outdated with respect to the management of illegal miners and this, coupled with a weak enforcement by the government of the current legislation, has a negative impact on the Corporation’s operations. It is difficult for the Corporation to control access to concessions due to the size of the Rosebel mine’s operations and the geographical characteristics and topography of the site. Illegal mining activities at the Rosebel mine were brought to an end during the fourth quarter of 2015 following legal action by the Corporation directed at both the illegal miners and the Republic of Suriname.

Similarly, the unstable political environment in Burkina Faso has led to turmoil in the surrounding communities, protests and destabilization of the country. This has resulted in increased costs for securing the Essakane mine site and protecting its workers and facilities. In addition, there are artisanal miners operating in the vicinity of the Essakane mine, which also presents challenges for the Corporation.

Engagement with indigenous peoples in Canada has recently become more contested in the wake of several decisions by the Canadian Supreme Court that have expanded First Nations’ rights and consultation requirements within the context of resource development. These decisions have heightened the risks for mining companies in Canada. Many First Nations communities have increased their advocacy with respect to claimed entitlements regarding resource development projects within their traditional territories. The Corporation is continuing its engagement activity with both First Nations and the Métis on the Côté Gold project in Ontario. In Québec, the Corporation has been approached by the Abitibiwinni First Nations regarding the Westwood mine and will be increasing its engagement with this First Nation community going forward.

Information systems security threats

The Corporation is reliant on the continuous and uninterrupted operation of its Information Technology (“IT”) systems. User access and security of all IT systems can be critical elements to the operations of the Corporation. Protection against cyber security incidents, cloud security and security of all of the Corporation’s IT systems are critical to the operations of the Corporation. Any IT failure pertaining to availability, access or system security could result in disruption for personnel and could adversely affect the reputation, operations or financial performance of the Corporation.

The Corporation’s IT systems could be compromised by unauthorized parties attempting to extract business sensitive, confidential or personal information, corrupting information or disrupting business processes or by inadvertent or intentional actions by the Corporation’s employees or vendors. A cyber security incident resulting in a security breach or failure to identify a security threat could disrupt business and could result in the loss of business sensitive, confidential or personal information or other assets, as well as litigation, regulatory enforcement, violation of privacy or securities laws and regulations, and remediation costs.

Climate change

IAMGOLD acknowledges climate change and that the increased regulation of greenhouse gas emissions (such as carbon taxes) may adversely affect the Corporation’s operations and related legislation is becoming more stringent. The effects of climate change or extreme weather events may cause prolonged disruption to the delivery of essential commodities which could negatively affect production efficiency.

IAMGOLD makes efforts to mitigate climate risks by ensuring that extreme weather conditions are included in its emergency response plans. However, there is no assurance that the response will be effective and the physical risks of climate change will not have an adverse effect on the Corporation’s operations and profitability. Canada’s federal and provincial legislation impose mandatory greenhouse gas emissions reporting requirements and the Corporation’s Westwood mine in Quebec is subject to a cap- and-trade regulation. The recent Paris climate accord signed by 195 countries in December 2015 marks a global shift toward a low-carbon economy.

Risks Related to the Offering

Future sales or issuances of Common Shares could decrease the value of any existing Common Shares, dilute investors’ voting power and reduce IAMGOLD’s earnings per share

Future issuances of equity securities by the Corporation could decrease the value of any existing Common Shares, dilute investors’ voting power, reduce the Corporation’s earnings per share and make future sales of the Corporation’s equity securities more difficult. With any additional sale or issuance of equity securities, investors will suffer dilution of their voting power and may experience dilution in the Corporation’s earnings per share. Sales of Common Shares by shareholders might also make it more difficult for the Corporation to sell equity securities at a time and price that it deems appropriate.

Except as described under “Plan of Distribution”, IAMGOLD may issue additional equity securities (including through the sale of securities convertible into, or exchangeable for, Common Shares) and under the Corporation’s current equity incentive plans. In addition, IAMGOLD may issue common shares to finance its operations, exploration, development, acquisitions or other projects. IAMGOLD cannot predict the size of future sales and issuances of debt or equity securities or the effect, if any, that future sales and issuances of equity securities will have on the market price of the Common Shares.

Sales or issuances of a substantial number of equity securities, or the perception that such sales could occur, may adversely affect prevailing market prices for the Common Shares.

The Common Share price has experienced volatility and may be subject to fluctuation in the future based on market conditions

The market prices for the securities of mining companies, including IAMGOLD, have historically been, and may in the future be, subject to large fluctuations. The market has from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of any particular company. In addition, because of the nature of the Corporation’s business, certain factors such as announcements and the public’s reaction, the Corporation’s operating performance and the performance of competitors and other similar companies, fluctuations in the market prices of gold, government regulations, changes in earnings estimates or recommendations by research analysts who track the Corporation’s securities or securities of other companies in the resource sector, general market conditions, announcements relating to litigation, the arrival or departure of key personnel and the factors listed under the heading “Cautionary Statement Regarding Forward-Looking Statements” can have an adverse impact on the market price of the Common Shares.

Any negative change in the public’s perception of IAMGOLD’s prospects could cause the price of the Corporation’s securities, including the price of the Common Shares, to decrease dramatically. Furthermore, any negative change in the public’s perception of the prospects of mining companies in general could depress the price of IAMGOLD’s securities, including the price of the Common Shares, regardless of the Corporation’s results. Following declines in the market price of a company’s securities, securities class-action litigation could be instituted. Litigation of this type, if instituted, could result in substantial costs and a diversion of management’s attention and resources.

Treatment of the Corporation as a passive foreign investment company under the U.S. Internal Revenue Code

Generally, unfavourable U.S. federal income tax rules apply to U.S. persons owning stock of a passive foreign investment company (a “PFIC”). A foreign corporation will be considered a PFIC for any taxable year in which (i) 75% or more of its gross income is passive income, or (ii) 50% or more of the average value of its assets is attributable to “passive assets” (generally, assets that generate passive income). The Corporation believes that it currently is not a PFIC for U.S. federal income tax purposes. However, the determination of PFIC status for any year is very fact specific, being based on the types of income the Corporation earns and the types and value of the Corporation’s assets from time to time, all of which are subject to change, as well as, in part, the application of complex U.S. federal income tax rules, which are subject to differing interpretations. Accordingly, the U.S. Internal Revenue Service (the “IRS”) may challenge the Corporation’s determination, and therefore the Corporation may be classified as a PFIC in the current taxable year or in future years. If the Corporation were classified as a PFIC for any taxable year during which a U.S. Holder (as hereinafter defined) holds Offered Shares, such U.S. Holder would be subject to increased tax liability (generally including an interest charge) upon the sale or other disposition of the Offered Shares or upon the receipt of certain distributions treated as “excess distributions,” regardless of whether such income was actually distributed. See “Certain United States Federal Income Tax Considerations.”

The Tender Offer may not be completed as contemplated and as a result IAMGOLD may use all or a portion of the net proceeds of the Offering for other purposes. IAMGOLD will have broad discretion in the use of the net proceeds of the Offering and may use the net proceeds in ways other than as described herein

The Corporation intends to use up to approximately US$[●] of the net proceeds of the Offering to fund the Tender Offer. The Corporation intends to use the remainder of the net proceeds as described under “Use of Proceeds.” The Corporation cannot predict the extent to which holders of the Existing Notes will tender their Existing Notes in the Tender Offer, and there can be no assurance that the Corporation will complete the Tender Offer as contemplated or that a significant amount of its outstanding Existing Notes will be tendered. Therefore, the Corporation may retain broad discretion over the use of the proceeds from the Offering and may use them for purposes other than those contemplated.

IAMGOLD will have broad discretion over the use of the net proceeds from the Offering. While IAMGOLD currently intends to apply the net proceeds it receives from the Offering as described under “Use of Proceeds”, because of the number and variability of factors that will determine the use of such proceeds, the ultimate use of net proceeds might vary substantially from the current planned use. You may not agree with how IAMGOLD allocates or spend the net proceeds from the offering. IAMGOLD may pursue acquisitions, collaborations or other opportunities that do not result in an increase in the market value of the Corporation’s securities, including the market value of the Common Shares, and may increase the Corporation’s losses.

The Corporation does not intend to pay dividends in the foreseeable future

In December 2013, the Corporation suspended dividend payments until further notice to conserve cash and preserve liquidity. IAMGOLD intends, for the foreseeable future, to retain its future earnings, if any, to finance its development and exploration activities. The payment of future dividends, if any, will be reviewed periodically by the board of directors of IAMGOLD and will depend upon, among other things, conditions then existing including earnings, financial condition, cash on hand, financial requirements to fund exploration activities, development and growth, and other factors that the board of directors may consider appropriate in the circumstances.

CONSOLIDATED CAPITALIZATION

There has been no material change in the share and loan capital of the Corporation, on a consolidated basis, since the date of the Interim Financial Statements, which are incorporated by reference in this Prospectus Supplement.

As at June 30, 2016, the Corporation’s long-term debt was US$628.9 million. As at June 30, 2016, and assuming the net proceeds from the sale of the Offered Shares are used to purchase US$[●] million aggregate principal amount of Existing Notes in the Tender Offer, the Corporation’s long-term debt would be reduced by US$[●] million and would be US$[●] million. The Corporation cannot assure you that the Tender Offer will be consummated in accordance with its terms, or at all, or that a significant principal amount of the Existing Notes will be tendered and cancelled pursuant to the Tender Offer. The Offering is not conditioned upon the consummation of the Tender Offer. See “Use of Proceeds”.

DESCRIPTION OF COMMON SHARES

For a description of the terms and provisions of the Common Shares, see “Description of Share Capital” in the Prospectus and “Description of Capital Structure” in the Annual Information Form. As of August 5, 2016, there were 405,986,300 Common Shares outstanding. After giving effect to the issue of the Offered Shares (assuming the Over-Allotment Option is exercised in full), there will be [●] Common Shares outstanding.

USE OF PROCEEDS

The net proceeds from the sale of the Offered Shares are estimated to be approximately US$[●] (US$[●] if the Over-Allotment Option is exercised in full) after deducting the Underwriting Fee and the estimated expenses of the Offering. The Corporation plans to use the net proceeds of the Offering to strengthen its balance sheet, by reducing indebtedness, and to fund future growth. The Corporation will use up to approximately US$[●] of the net proceeds to fund the Tender Offer. The Corporation intends to use the remainder of the net proceeds to fund internal growth projects, including the expansion of the Sadiola mine, subject to the timely approval of our joint venture partner to proceed, for future debt reduction and for general corporate purposes.

Any Underwriter or its affiliates which holds positions in the Existing Notes may receive a portion of the proceeds of the Offering in the Tender Offer. See “Plan of Distribution”.

All expenses relating to the Offering (including the Underwriters’ Fee) will be paid out of the proceeds to the Corporation.

PLAN OF DISTRIBUTION

Pursuant to the Underwriting Agreement, the Corporation has agreed to sell and the Underwriters have severally (and not jointly nor jointly and severally) agreed to purchase on the Closing Date, or such other date as may be agreed upon by the Corporation and the Underwriters, subject to the terms and conditions stated in the Underwriting Agreement, all but not less than all of the Offered Shares at the Offering Price, payable in cash to the Corporation against delivery of such Offered Shares. The Offering Price was determined by negotiation between the Corporation and the Underwriters.

The obligations of the Underwriters under the Underwriting Agreement may be terminated upon a material limitation on or suspension of trading on the TSX or NYSE; a material disruption in securities settlement, payment or clearance services in Canada or the U.S.; any moratorium on commercial banking activities in Canada or the U.S.; the existence of certain circumstances that would reasonably be expected to have a material adverse effect on the Corporation; an occurrence of events that may seriously adversely affect or involve the financial markets or the Corporation; and also may be terminated upon the occurrence of other certain stated events. The Underwriters are, however, obligated to take up and pay for all of the Offered Shares if any Offered Shares are purchased under the Underwriting Agreement, but are not obligated to take up and pay for any Additional Shares. The Underwriters are offering the Offered Shares, subject to prior sale, if, as and when issued to and accepted by them, subject to certain conditions contained in the Underwriting Agreement, such as receipt by the Underwriters of officers’ certificates and legal opinions.

The Offering is being made concurrently in the United States and in all the provinces and territories of Canada, other than Québec, pursuant to the multijurisdictional disclosure system implemented by the SEC and the securities regulatory authorities in Canada. Offers may also be made on a private placement basis where permitted by applicable law. The Offered Shares will be offered in the United States and Canada through the Underwriters either directly or through their respective United States or Canadian broker-dealer affiliates or agents, as applicable. No Offered Shares will be offered or sold in any jurisdiction except by or through brokers or dealers duly registered under the applicable securities laws of that jurisdiction, or in circumstances where an exemption from such registered dealer requirements is available.

The Offering Price of the Offered Shares for all investors will be payable in U.S. dollars, unless the Underwriters otherwise agree. All of the proceeds of the Offering will be paid to the Corporation by the Underwriters in U.S. dollars based on the U.S. dollar Offering Price.

Subscriptions for the Offered Shares will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. Other than pursuant to certain exceptions, registration of interests in and transfers of Offered Shares held through CDS or its nominee, will be made electronically through the NCI system of CDS. Offered Shares registered to CDS or its nominee will be deposited electronically with CDS on an NCI basis on the Closing Date. A purchaser of Offered Shares will receive only a customer confirmation from the registered dealer through which the Offered Shares are purchased.

The Corporation expects that delivery of the Offered Shares will be made against payment therefor on the Closing Date, which will be the sixth business day following the date of pricing of the Offered Shares (or a date no later than 42 days after the date of this Prospectus Supplement). Under Rule 15c6-1 under the U.S. Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, investors who wish to trade Offered Shares prior to the Closing Date may be required to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement. Investors who wish to trade Offered Shares prior to the Closing Date should consult their own advisors.

Over-Allotment Option

The Corporation has granted to the Underwriters the Over-Allotment Option, exercisable in whole or in part or from time to time, in the sole discretion of the Underwriters, for a period of 30 days from the closing of the Offering, to purchase up to [●] Additional Shares at the Offering Price, to cover over-allotments, if any, and for market stabilization purposes. A person who acquires Common Shares forming part of the Underwriters’ over-allocation position acquires such shares under this Prospectus Supplement and the Prospectus regardless of whether the over-allocation position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases. This Prospectus Supplement, and the accompanying Prospectus, qualify the distribution of the Over-Allotment Option and the distribution of the Additional Shares issuable upon exercise of the Over-Allotment Option.

Underwriters’ Fee

The Corporation has agreed to pay a cash fee to the Underwriters in the amount equal to [●]% (US$[●] per Offered Share sold) of the gross proceeds of the sale of the Offered Shares, including gross proceeds realized on the sale of Additional Shares issuable upon exercise of the Over-Allotment Option, if any.

The Underwriters propose to offer the Offered Shares initially at the price specified on the cover of this Prospectus Supplement. After the Underwriters have made a reasonable effort to sell all of the Offered Shares at the price specified on the cover page, the price may be decreased and may be further changed from time to time to an amount not greater than that set out on the cover page, and the compensation realized by the Underwriters will be decreased by the amount that the aggregate price paid by purchasers for the Offered Shares is less than the gross proceeds paid by the Underwriters to the Corporation.

Price Stabilization and Short Positions

Until the distribution of the Offered Shares is completed, SEC rules may limit the Underwriters from bidding for and purchasing Common Shares. However, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the market price of the Common Shares, such as bids or purchases to peg, fix or maintain that price in accordance with Regulation M under the U.S. Exchange Act.

Pursuant to rules and policy statements of certain Canadian provincial and territorial securities regulatory authorities, the Underwriters may not, at any time during the period ending on the date the selling process for the Offered Shares ends and all stabilization arrangements relating to the Common Shares are terminated, bid for or purchase Common Shares for their own account or for accounts over which they exercise control or direction.

The foregoing restrictions are subject to certain exceptions, on the condition that the bid or purchase is not engaged in for the purpose of creating actual or apparent active trading in, or raising the price of, the Common Shares. These exceptions include bids or purchases permitted under the Universal Market Integrity Rules for Canadian Marketplaces administered by the Investment Industry Regulatory Organization of Canada relating to market stabilization and passive market making activities and a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of distribution. Subject to the foregoing, in connection with this Offering, the Underwriters may over-allot or effect transactions that stabilize or maintain the market price of the Common Shares at levels which might not prevail on the open market. Such transactions, if commenced, may be discontinued at any time.

If the Underwriters create a short position in the Common Shares in connection with the Offering, i.e., if they sell more Offered Shares than are listed on the cover of this Prospectus Supplement, the Underwriters may reduce that short position by purchasing Common Shares in the open market. The Underwriters may also elect to reduce any short position by exercising all or part of the Over-Allotment Option described above. Purchases of Common Shares to stabilize the price or to reduce a short position may cause the price of the Common Shares to be higher than it might otherwise be in the absence of such purchases. No representation is made as to the magnitude or effect of any such stabilization or other activities. The Underwriters are not required to engage in these activities.

Lock Up Agreements

Pursuant to the Underwriting Agreement, the Corporation has agreed, subject to certain exceptions, not to directly or indirectly issue or agree to issue any Common Shares or securities or other financial instruments convertible into or having the right to acquire Common Shares (other than pursuant to rights or obligations under securities or instruments outstanding), or enter into any agreement or arrangement under which it transfers to another, in whole or in part, any of the economic consequences of ownership of Common Shares, whether that agreement or arrangement may be settled by the delivery of Common Shares or other securities or cash, or agree to become bound to do so, or disclose to the public any intention to do so, for a period from the date of the Underwriting Agreement until 90 days following closing of the Offering without the prior written consent of each of TDSI, NBFI and MSCL, which consent will not be unreasonably withheld. Exceptions to this include that the Corporation may issue any Common Shares as consideration in connection with certain acquisitions, business combinations or other transactions entered into in response to an unsolicited bid by a third party, or under any of the Corporation’s equity-based compensation plans. In addition, the Corporation has agreed to use its best efforts to procure agreements from the directors and certain officers prior to closing of the Offering, pursuant to which each such director or officer will agree, subject to certain exceptions, not to sell or agree to sell any Common Shares or securities exchangeable or convertible into Common Shares, or announce any intention to do so, or otherwise transfer or dispose of any of the economic consequences of ownership of such securities, for a period of 90 days from the Closing Date without the prior written consent of each of TDSI, NBFI and MSCL, which consent will not be unreasonably withheld.

Indemnity and Contribution

The Corporation has agreed to indemnify the Underwriters, and certain related parties, against certain liabilities and expenses and to contribute to payments that the Underwriters may be required to make in respect thereof that are directly or indirectly based on or resulting from the Offering.

Stock Exchange Listing

The Common Shares are listed on the TSX and the NYSE. The Corporation has applied to list the Offered Shares on the TSX and the NYSE. Listing will be subject to the Corporation fulfilling all of the listing requirements of the TSX and the NYSE.

Tender Offer

The Corporation will use up to approximately US$[●] of the net proceeds of the Offering to fund the Tender Offer. Citigroup Global Markets Inc. will act as dealer manager with respect to the Tender Offer. Any Underwriter or their respective affiliates which hold positions in the Existing Notes may receive a portion of the proceeds of the Offering in the Tender Offer.

United Kingdom Matters

With respect to the United Kingdom, this document and the Offering is only being, and may only be, distributed to and directed at (i) persons outside the United Kingdom to whom this document may be lawfully distributed; or (ii) persons in the United Kingdom who are both (a) a “Qualified investor” within the meaning of Section 86(7) of the United Kingdom Financial Services and Markets Act 2000 (“FSMA”) acting as principal save in circumstances where Section 86(2) of the FSMA applies; and (b) one of the following persons, that are exempt from the general prohibition set out in section 21 of FSMA:

(i)	high net worth companies, unincorporated associations, trustees and other persons as defined by Article 49 of the Financial Services and Markets Act (Financial Promotion) Order 2005 (SI 2005/1529) (the “FPO”); or

(ii)	investment professionals as defined by Article 19(5) of the FPO,

(together the “Relevant Persons” and each a “Relevant Person”).

The Offered Shares are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such Offered Shares will be engaged in only with, Relevant Persons. Any person who is not a relevant person should not act or rely on this document or any of its contents. This document contains no offer to the public within the meaning of section 85(1) and 102B of the FSMA or otherwise. This document is not a prospectus for the purposes of Section 85(1) the FSMA. Accordingly, this document has not been approved as a prospectus by the Financial Conduct Authority (“FCA”) under Section 87A of the FSMA and has not been filed with the FCA or published pursuant to the United Kingdom Prospectus Rules issued by the FCA nor has it been approved by an authorized person for the purposes of Section 21 of the FSMA or by the London Stock Exchange plc.

A Relevant Person in receipt of this document must not forward this document or communicate its contents to any other person.

Investors who choose to invest in the Corporation do so at their own risk. The Corporation recommends that if investors are in any doubt about any action that they should take, they should consult with a professional financial adviser authorised by the Financial Conduct Authority who specialises in advising on investment in shares and other securities of the kind described in this document.

European Economic Area Matters

In relation to each relevant member state, an offer to the public of any Offered Shares may not be made in that relevant member state, except that an offer to the public in that relevant member state of any Offered Shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that relevant member state:

•	to any legal entity which is a qualified investor as defined under the Prospectus Directive;

•	to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) per relevant member state; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of Offered Shares shall result in a requirement for the Corporation or any of the Underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive or a supplemental prospectus pursuant to Article 16 of the Prospectus Directive and each person who initially acquires any Offered Shares or to whom any offer is made will be deemed to have represented, warranted and agreed to and with the Underwriters and the Corporation that it is a qualified investor within the meaning of the law in that relevant member state implementing Article 2(1)(e) of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any Offered Shares in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the Offering and any Offered Shares to be offered so as to enable an investor to decide to purchase any Offered Shares, as the same may be varied for that relevant member state by any measure implementing the Prospectus Directive in that relevant member state and the expression “Prospectus Directive” means Directive 2003/71/EC, as amended and includes any relevant implementing measure in each relevant member state.

Switzerland Matters

The Offered Shares may not be publicly offered, sold or advertised, directly or indirectly, in, into or from Switzerland and will not be listed on the SIX Swiss Exchange or on any other exchange or regulated trading facility in Switzerland. Neither this Prospectus Supplement nor any other offering or marketing material relating to the Offered Shares constitutes a prospectus as such term is understood pursuant to article 652a or article 1156 of the Swiss Code of Obligations or a listing prospectus within the meaning of the listing rules of the SIX Swiss Exchange or any other regulated trading facility in Switzerland, and neither this Prospectus Supplement nor any other offering or marketing material relating to the Offered Shares may be publicly distributed or otherwise made publicly available in Switzerland.

RELATIONSHIP BETWEEN THE ISSUER AND CERTAIN UNDERWRITERS

Certain banking affiliates of NBFI have provided the 2016 Credit Facility to the Corporation. As a result, the Corporation may be considered a “connected issuer” to NBFI for purposes of Canadian securities laws. The Corporation is not in default of its obligations to the lenders under the 2016 Credit Facility and the lenders have not waived any breach of the agreement since its execution. As at June 30, 2016, the Corporation has US$2.5 million drawn on the 2016 Credit Facility. Payment and performance of the Corporation’s obligations under the 2016 Credit Facility are secured by certain forms of real property of the Corporation as well as guarantees by certain of the subsidiaries of the Corporation. The determination of the terms and conditions of the Offering were made through negotiations among the Underwriters and the Corporation without the involvement of the lenders, although the lenders have been advised of the Offering. The Underwriters will derive no direct benefit from the Offering other than their respective share of the fees described under “Plan of Distribution – Underwriters’ Fee”, and if any Underwriter or its affiliates holds a position in the Existing Notes, any portion of the proceeds of the Offering received in respect of such Existing Notes in the Tender Offer as described under “Plan of Distribution – Tender Offer”.

PRIOR SALES

During the 12 month period prior to the date of this Prospectus Supplement, the Corporation has issued Common Shares, or securities convertible into Common Shares, as follows:

Date of Issue/Grant	Price per Security		Number of Securities
	(C$)
Common Shares
October 16, 2015	$15.08		10,000	(1)
November 24, 2015	$11.35		2,600	(1)
December 8, 2015	$11.63		1,555	(1)
December 8, 2015	$11.63		1,445	(1)
December 22, 2015	$2.50	(6)	2,001,700	(3)
January 1, 2016	$1.97		272,500	(4)
January 1, 2016	$1.97		533,710	(4)
January 7, 2016	$3.14		66,809	(1)
January 20, 2016	$2.89		5,896	(1)
January 21, 2016	$7.57		141,115	(1)
January 26, 2016	$7.57		69,453	(1)
January 26, 2016	$7.57		125,837	(1)
January 28, 2016	$7.57		9,000	(1)
February 1, 2016	$7.57		24,823	(1)
February 4, 2016	$7.57		2,347	(1)
February 4, 2016	$7.57		5,878	(1)
February 18, 2016	$3.14		25,271	(1)
February 23, 2016	$3.26		1,742,000	(4)
March 1, 2016	$3.59	(6)	3,072,600	(3)
March 8, 2016	$3.59	(6)	3,064,709	(3)
March 9, 2016	$7.22		1,407	(1)
March 9, 2016	$7.22		1,593	(1)
March 15, 2016	$3.30	(6)	3,330,318	(3)
March 21, 2016	$3.11	(6)	2,574,474	(3)
May 17, 2016	$1.97		16,264	(1)
June 21, 2016	$4.38		22,000	(2)
June 21, 2016	$2.99		11,000	(2)
August 3, 2016	$6.90		16,387	(4)

Options to Purchase Common Shares
August 11, 2015	$2.18	(5)	7,000
February 23, 2016	$3.26	(5)	1,163,000

Notes:

(1)	Common Shares issued in satisfaction of awards previously granted under the restricted share units comprising part of the share incentive plan of the Corporation. The price per security is the market price at the time of grant.
(2)	Common Shares issued upon exercise of previously granted options to purchase Common Shares.
(3)	On December 22, 2015, 2,001,700 Common Shares were issued pursuant to a private placement under a flow through share agreement. On March 1, 2016, 3,072,600 Common Shares were issued pursuant to a private placement under a flow through share agreement. On March 8, 2016, 3,064,709 Common Shares were issued pursuant to a private placement under a flow through share agreement. On March 15, 2016, 3,330,318 Common Shares were issued pursuant to a private placement under a flow through share agreement. On March 21, 2016, 2,574,474 Common Shares were issued pursuant to a private placement under a flow through share agreement.

(4)	On January 1, 2016, 272,500 Common Shares were awarded under the restricted share units comprising part of the share incentive plan of the Corporation. On January 1, 2016, 533,710 Common Shares were awarded under the restricted share units comprising part of the share incentive plan of the Corporation. On February 23, 2016, 1,742,000 Common Shares were awarded under the restricted share units comprising part of the share incentive plan of the Corporation. On August 3, 2016, 16,387 Common Shares were awarded under the restricted share units comprising part of the share incentive plan of the Corporation.
(5)	This is the exercise price per Common Share of the options to purchase Common Shares granted under the stock option plan comprising part of the share incentive plan of the Corporation.
(6)	This is the issue price per Common Share pursuant to a private placement under the flow through share agreement.

TRADING PRICE AND VOLUME

The Common Shares trade on the TSX and the NYSE. The following tables set forth the reported high and low closing prices and the aggregate volume of trading of the Common Shares on the TSX and the NYSE on a monthly basis, for each of the months (or, if applicable, partial months) indicated during the 12 month period prior to the date of this Prospectus Supplement:

TSX

Month	C$ High	C$ Low	Volume
August 2015	2.53	1.72	39,484,690
September 2015	2.39	1.92	25,932,027
October 2015	2.79	2.05	30,243,002
November 2015	2.37	1.86	14,649,102
December 2015	2.23	1.85	21,646,292
January 2016	2.36	1.68	21,969,848
February 2016	3.42	2.04	55,003,169
March 2016	3.44	2.68	62,247,698
April 2016	4.27	2.85	53,902,417
May 2016	5.17	4.08	82,490,280
June 2016	5.71	4.26	85,719,437
July 2016	6.74	5.77	60,494,219
August 1-5 2016	7.51	6.90	13,708,902

The closing price of the Common Shares on the TSX on August 5, 2016 was C$7.28.

NYSE

Month	US$ High	US$ Low	Volume
August 2015	1.92	1.31	142,617,544
September 2015	1.79	1.45	114,959,373
October 2015	2.11	1.55	142,503,457
November 2015	1.81	1.41	75,138,981
December 2015	1.67	1.34	76,888,323
January 2016	1.68	1.15	87,904,758
February 2016	2.47	1.46	146,256,863
March 2016	2.57	2.02	149,033,016
April 2016	3.40	2.17	124,411,674
May 2016	4.02	3.17	157,271,990
June 2016	4.38	3.25	218,832,360
July 2016	5.17	4.43	211,726,156
August 1-5 2016	5.75	5.22	54,101,205

The closing price of the Common Shares on the NYSE on August 5, 2016 was US$5.54.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Fasken Martineau DuMoulin LLP, Canadian counsel to the Corporation, the following is, as of the date of this Prospectus Supplement, a summary of the principal Canadian federal income tax considerations under the Income Tax Act (Canada) (“Tax Act”) that generally apply to an investor who acquires Offered Shares, a beneficial owner, pursuant to this prospectus and who, for the purposes of the Tax Act and at all relevant times, deals at arm’s length with the Corporation and the Underwriters, is not affiliated with the Corporation or the Underwriters, and who acquires and holds Common Shares as capital property (a “Holder”). Generally, the Offered Shares will be considered to be capital property to a Holder provided that the Holder does not use or hold the Offered Shares in the course of carrying on a business of trading or dealing in securities and such Holder has not acquired them or been deemed to have acquired them in one or more transactions considered to be an adventure or concern in the nature of trade.

This summary does not apply to a Holder: (i) that is a “financial institution” for the purposes of the “mark-to-market property rules” contained in the Tax Act; (ii) that is a “specified financial institution” as defined in the Tax Act; (iii) an interest in which would be a “tax shelter investment” as defined in the Tax Act; (iv) that has made a “functional currency” reporting election under the Tax Act to determine its Canadian tax result in a currency other than Canadian currency; or (v) that enters into a “derivative forward agreement”, as defined in the Tax Act with respect to the Offered Shares. Such Holders should consult their own tax advisors with respect to an investment in Offered Shares.

Additional considerations, not discussed in this summary, may apply to a Holder that is a corporation resident in Canada, and is, or becomes as part of a transaction or event or series of transactions or events that includes the acquisition of the Offered Shares, controlled by a non-resident corporation for purposes of the “foreign affiliate dumping” rules in section 212.3 of the Tax Act. Such Holders should consult their tax advisors with respect to the consequences of acquiring Offered Shares.

This summary is based upon the current provisions of the Tax Act and its regulations in force as of the date hereof and counsel’s understanding of the current published administrative policies and assessing practices of the Canada Revenue Agency (the “CRA”). This summary takes into account all specific proposals to amend the Tax Act and its regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”) and assumes that the Tax Proposals will be enacted in the form proposed, although no assurance can be given that the Tax Proposals will be enacted in their current form or at all. This summary does not otherwise take into account any changes in law or in the administrative policies or assessing practices of the CRA, whether by legislative, governmental or judicial decision or action, nor does it take into account or consider any provincial, territorial or foreign income tax considerations, which considerations may differ significantly from the Canadian federal income tax considerations discussed in this summary.

This summary is of a general nature only, is not exhaustive of all possible Canadian federal income tax considerations and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder. Holders should consult their own tax advisors with respect to their particular circumstances.

For purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of Offered Shares must be expressed in Canadian dollars using the rate of exchange quoted by the Bank of Canada at noon on the day the amount first arose, or such other rate of exchange as is acceptable to the CRA.

Resident Holders

The following section of this summary only applies to Holders who, for the purposes of the Tax Act, are or are deemed to be resident in Canada at all relevant times (“Resident Holders”).

Certain Resident Holders whose Offered Shares might not constitute capital property may make, in certain circumstances, an irrevocable election permitted by subsection 39(4) of the Tax Act to deem the Offered Shares, and every other “Canadian security” as defined in the Tax Act, held by such persons, in the taxation year of the election and each subsequent taxation year to be capital property. Resident Holders should consult their own tax advisors regarding this election.

Dividends

Dividends received or deemed to be received on the Offered Shares will be included in computing a Resident Holder’s income.

In the case of an individual (and certain trusts), such dividends will be subject to the gross-up and dividend tax credit rules that apply in respect of “taxable dividends” received from “taxable Canadian corporations” (as each term is defined in the Tax Act). An enhanced gross-up and dividend tax credit will be available in respect of “eligible dividends” designated by the Corporation to such Resident Holder in accordance with the provisions of the Tax Act.

In general, in the case of a Resident Holder that is a corporation, dividends received or deemed to be received on the Offered Shares will be deductible in computing the corporation’s taxable income. In certain circumstances, subsection 55(2) of the Tax Act will treat a taxable dividend received by a Resident Holder that is a corporation as proceeds of disposition or as a capital gain. Resident Holders that are corporations should consult their own tax advisors in this regard.

A Resident Holder that is a “private corporation” or “subject corporation” (each as defined in the Tax Act) generally may be liable to pay a tax (refundable in certain circumstances) under Part IV of the Tax Act on dividends received or deemed to be received on the Offered Shares to the extent such dividends are deductible in computing taxable income.

Disposition of Offered Shares

Upon a disposition (or a deemed disposition) of an Offered Share (other than a disposition to the Corporation unless it occurs in the open market in the manner in which shares are normally purchased by members of the public in the open market), a Resident Holder generally will realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition of such Offered Share, net of any reasonable costs of disposition, are greater (or are less) than the adjusted cost base of such Offered Share to the Resident Holder. The adjusted cost base to a Resident Holder of an Offered Share acquired pursuant to this Offering will be averaged with the adjusted cost base of any other Common Shares held by the Resident Holder as capital property at that time. The tax treatment of capital gains and capital losses is discussed in greater detail below under the subheading “Capital Gains and Capital Losses”.

Capital Gains and Capital Losses

Generally, a Resident Holder is required to include in computing its income for a taxation year one-half of the amount of any capital gain (a “taxable capital gain”) realized in the year. Subject to and in accordance with the provisions of the Tax Act, a Resident Holder is required to deduct one-half of the amount of any capital loss (an “allowable capital loss”) realized in a taxation year from taxable capital gains realized in the year by such Resident Holder. Allowable capital losses incurred in a year in excess of taxable capital gains realized in the year may be carried back and deducted in any of the three preceding years or carried forward and deducted in any following taxation year against taxable capital gains realized in such year to the extent and under the circumstances described in the Tax Act.

The amount of any capital loss realized on the disposition or deemed disposition of Offered Shares by a Resident Holder that is a corporation may be reduced by the amount of dividends received or deemed to have been received by it on such Offered Shares to the extent and in the circumstance specified by the Tax Act. Similar rules may apply where an Offered Share is owned by a partnership or trust of which a corporation, trust or partnership is a member or beneficiary, as the case may be. Resident Holders to whom these rules may be relevant should consult their own tax advisors. A Resident Holder that is throughout the relevant taxation year a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable to pay a tax (refundable in certain circumstances) on its “aggregate investment income” (as defined in the Tax Act) for the year, which includes taxable capital gains.

Minimum Tax

Capital gains realized and dividends received on Offered Shares by a Resident Holder that is an individual (and certain types of trusts) may increase the Resident Holder’s liability to pay minimum tax under the Tax Act. Resident Holders should consult their own tax advisors with respect to the application of minimum tax.

Non-Resident Holders

The following section of this summary only applies to Holders who for the purposes of the Tax Act and at all relevant times, are neither resident nor deemed to be resident in Canada and do not use or hold, and will not be deemed to use or hold, the Offered Shares in carrying on a business in Canada (“Non-Resident Holders”). Special rules, which are not discussed in this summary, may apply to a Non-Resident Holder that is an insurer carrying on business in Canada and elsewhere. Such Non-Resident Holders should consult their own Canadian tax advisors.

Dividends

Dividends paid or credited or deemed to be paid or credited to a Non-Resident Holder on the Offered Shares by the Corporation are subject to Canadian withholding tax at the rate of 25% on the gross amount of the dividend unless such rate is reduced by the terms of an applicable tax treaty or convention.

For example, under the Canada-United States Tax Convention (1980) (the “Treaty”) as amended, the rate of withholding tax on dividends paid or credited to a Non-Resident Holder who is resident in the U.S. for purposes of the Treaty, fully entitled to benefits under the Treaty and is the beneficial owner of the dividend (a “U.S. Resident Holder”) is generally limited to 15% of the gross amount of the dividend (or 5% in the case of a U.S. Resident Holder that is a company beneficially owning at least 10% of the Corporation’s voting shares). Non-Resident Holders should consult their own tax advisors regarding the application of any applicable tax treaty to dividends based on their particular circumstances.

Dispositions of Common Shares

A Non-Resident Holder generally will not be subject to tax under the Tax Act in respect of a capital gain realized on the disposition or deemed disposition of an Offered Share, nor will capital losses arising therefrom be recognized under the Tax Act, unless the Offered Share constitutes “taxable Canadian property” to the Non-Resident Holder for purposes of the Tax Act, and the gain is not exempt from tax pursuant to the terms of an applicable tax treaty or convention.

Provided the Offered Shares are listed on a “designated stock exchange”, as defined in the Tax Act (which currently includes the TSX and NYSE), at the time of disposition, the Offered Shares generally will not constitute taxable Canadian property of a Non-Resident Holder at that time, unless at any time during the 60 month period immediately preceding the disposition the following two conditions are met concurrently:

(i)	the Non-Resident Holder, persons with whom the Non-Resident Holder did not deal at arm’s length, partnerships in which the Non-Resident Holder or such non-arm’s length person holds a membership interest (either directly or indirectly through one or more partnerships), or the Non-Resident Holder together with all such persons, owned 25% or more of the issued shares of any class or series of the Corporation; and

(ii)	more than 50% of the fair market value of the Offered Shares was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, “Canadian resource property” (as defined in the Tax Act), “timber resource property” (as defined in the Tax Act) or an option, an interest or right in such property, whether or not such property exists.

Notwithstanding the foregoing, an Offered Share may otherwise be deemed to be taxable Canadian property to a Non-Resident Holder for purposes of the Tax Act in particular circumstances.

A Non-Resident Holder’s capital gain (or capital loss) in respect of Offered Shares that constitute or are deemed to constitute taxable Canadian property (and are not otherwise exempt from tax pursuant to the terms of an applicable tax treaty or convention) will generally be computed in the manner described above under the subheading “Resident Holders – Disposition of Offered Shares”.

Non-Resident Holders whose Offered Shares are taxable Canadian property should consult their own tax advisors.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a discussion of certain material U.S. federal income tax consequences of the acquisition, ownership and disposition of the Offered Shares that are applicable to a U.S. Holder, as defined below, that acquires Offered Shares pursuant to this Prospectus Supplement. This discussion is not a complete analysis or listing of all of the possible tax consequences of such transactions and does not address all tax considerations that might be relevant to particular holders in light of their personal circumstances or to persons that are subject to special tax rules. In particular, the information set forth below deals only with U.S. Holders that will hold Offered Shares as capital assets for U.S. federal income tax purposes (generally, property held for investment) and that do not own, and are not treated as owning, at any time, 10% or more of the total combined voting power of all classes of the Corporation’s stock entitled to vote. In addition, this description of the material U.S. federal income tax consequences does not address the tax treatment of special classes of U.S. Holders, such as: financial institutions; regulated investment companies; real estate investment trusts; tax-exempt entities; insurance companies; persons holding the Offered Shares as part of a hedging, integrated or conversion transaction, constructive sale or “straddle”; persons who acquired Offered Shares through the exercise or cancellation of employee stock options or otherwise as compensation for their services; U.S. expatriates; persons subject to the alternative minimum tax; dealers or traders in securities or currencies; or holders whose functional currency is not the U.S. dollar.

This summary does not address estate and gift tax, any U.S. federal tax consequences other than income tax, or tax consequences under any state, local or foreign laws.

For purposes of this section, a “U.S. Holder” is a beneficial owner of Offered Shares that is: (1) an individual citizen of the United States or a resident alien of the United States as determined for U.S. federal income tax purposes; (2) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof or the District of Columbia; (3) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (4) a trust (A) if a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have authority to control all substantial decisions of the trust or (B) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership or other pass-through entity is a beneficial owner of Offered Shares, the tax treatment of a partner or other owner will generally depend upon the status of the partner (or other owner) and the activities of the entity. A U.S. Holder that is a partner (or other owner) of a pass-through entity that acquires Offered Shares should consult its own tax advisor regarding the tax consequences of acquiring, owning and disposing of Offered Shares.

The following discussion is based upon the U.S. Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed U.S. Treasury regulations, U.S. judicial decisions and administrative pronouncements, all as in effect as of the date hereof. All of the preceding authorities are subject to change, possibly with retroactive effect, so as to result in U.S. federal income tax consequences different from those discussed below. The Corporation has not requested, and will not request, a ruling from the IRS with respect to any of the U.S. federal income tax consequences described below, and as a result there can be no assurance that the IRS will not disagree with or challenge any of the conclusions described herein.

As discussed below, the Corporation believes that it is not currently a PFIC, and this discussion assumes that the Corporation is not a PFIC, as discussed below under “Passive Foreign Investment Company Considerations.”

The following discussion is for general information only and is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of Offered Shares and no opinion or representation with respect to the U.S. federal income tax consequences to any such holder or prospective holder is made. Prospective purchasers are urged to consult their own tax advisors as to the particular consequences to them under U.S. federal, state and local, and applicable foreign, tax laws of the acquisition, ownership and disposition of Offered Shares.

Distributions

Subject to the PFIC rules discussed below, the gross amount of any distribution made by the Corporation (without reduction for any Canadian income tax withheld from such distribution) will generally be subject to U.S. federal income tax as dividend income to the extent paid out of the Corporation’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Such amount will be includable in gross income by a U.S. Holder as ordinary income on the date that the U.S. Holder actually or constructively receives the distribution in accordance with its regular method of accounting for U.S. federal income tax purposes. The amount of any distribution made by the Corporation in property other than cash will be the fair market value of such property on the date of the distribution. Dividends paid by the Corporation will not be eligible for the dividends received deduction allowed to corporations.

Subject to applicable exceptions with respect to short-term and hedged positions, certain dividends received by non-corporate U.S. Holders from a “qualified foreign corporation” may be eligible for reduced rates of taxation. A qualified foreign corporation includes a foreign corporation that is eligible for the benefits of a comprehensive income tax treaty with the United States that the U.S. Treasury Department determines to be satisfactory for these purposes and that includes an exchange of information provision. The U.S. Treasury Department has determined that the income tax treaty between the United States and Canada meets these requirements, and the Corporation believes that it is eligible for the benefits of this treaty. A foreign corporation is also treated as a qualified foreign corporation with respect to dividends paid by that corporation on ordinary shares that are readily tradable on an established securities market in the United States. U.S. Treasury guidance indicates that the Corporation’s Offered Shares will be readily tradable on an established securities market in the United States; however, there can be no assurance that Offered Shares will be considered readily tradable on an established securities market in the United States in future years. Dividends received by U.S. investors from a foreign corporation that was a PFIC in either the taxable year of the distribution or the preceding taxable year will not constitute dividends eligible for the reduced rates of taxation described above. Instead, such dividends would be subject to tax at ordinary income rates.

To the extent that a distribution exceeds the amount of the Corporation’s current and accumulated earnings and profits, as determined under U.S. federal income tax principles, it will be treated first as a tax-free return of capital, causing a reduction in the U.S. Holder’s adjusted tax basis in Offered Shares held by such U.S. Holder (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized by such U.S. Holder upon a subsequent disposition of Offered Shares), with any amount that exceeds the adjusted tax basis being treated as a capital gain recognized on a sale, exchange or other taxable disposition (as discussed below).

In general, any Canadian withholding tax imposed on dividend payments in respect of Offered Shares will be treated as a foreign income tax eligible for credit against a U.S. Holder’s U.S. federal income tax liability (or, at a U.S. Holder’s election, may, in certain circumstances, be deducted in computing taxable income). Dividends paid on Offered Shares will be treated as foreign-source income, and generally will be treated as “passive category income” or “general category income” for U.S. foreign tax credit purposes. The Code applies various complex limitations on the amount of foreign taxes that may be claimed as a credit by U.S. taxpayers. Accordingly, U.S. Holders are urged to consult their own tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale, Exchange or Other Taxable Disposition of Offered Shares

A U.S. Holder generally will recognize gain or loss upon the sale, exchange or other taxable disposition of Offered Shares in an amount equal to the difference between (i) the amount realized upon the sale, exchange or other taxable disposition and (ii) such U.S. Holder’s adjusted tax basis in Offered Shares. Generally, subject to the application of the PFIC rules discussed below, such gain or loss will generally be capital gain or loss and will be long-term capital gain or loss if, on the date of the sale, exchange or other taxable disposition, the U.S. Holder has held the Offered Shares for more than one year. For individual U.S. Holders, long-term capital gains are subject to taxation at favourable rates. The deductibility of capital losses is subject to limitations under the Code. Gain or loss, if any, that are realized upon a sale, exchange or other taxable disposition of Offered Shares will be treated as having a United States source for U.S. foreign tax credit limitation purposes.

Passive Foreign Investment Company Considerations

Special, generally unfavourable, U.S. federal income tax rules apply to U.S. persons owning stock of a PFIC. A foreign corporation will be considered a PFIC for any taxable year in which, after taking into account the income and assets of the corporation and certain subsidiaries pursuant to applicable “look through” rules, either (1) at least 75 percent of its gross income is “passive” income (the “income test”) or (2) at least 50 percent of the average value of its assets is attributable to assets that produce passive income or are held for the production of passive income (the “asset test”). For purposes of determining whether a foreign corporation will be considered a PFIC, such foreign corporation will be treated as holding its proportionate share of the assets and receiving directly its proportionate share of the income of any other corporation in which it owns, directly or indirectly, more than 25 percent (by value) of the stock. PFIC status is fundamentally factual in nature. It generally cannot be determined until the close of the taxable year in question and is determined annually.

The Corporation believes that it currently is not a PFIC for U.S. federal income tax purposes. However, the determination of PFIC status for any year is very fact specific, being based on the types of income the Corporation earns and the types and value of the Corporation’s assets from time to time, all of which are subject to change, as well as, in part, the application of complex U.S. federal income tax rules, which are subject to differing interpretations. As a result, there can be no assurance in this regard, and the IRS may challenge the Corporation’s classification. Accordingly, it is possible that the Corporation may be classified as a PFIC in the current taxable year or in future years. If the Corporation is classified as a PFIC in any year during which a U.S. Holder holds Offered Shares, the Corporation generally will continue to be treated as a PFIC as to such U.S. Holder in all succeeding years, regardless of whether the Corporation continues to meet the income or asset test discussed above.

If the Corporation were classified as a PFIC for any taxable year during which a U.S. Holder holds Offered Shares, such U.S. Holder would be subject to increased tax liability (generally including an interest charge) upon the sale or other disposition of Offered Shares or upon the receipt of certain distributions treated as “excess distributions,” regardless of whether such income was actually distributed. An excess distribution generally would be the portion of any distributions to a U.S. Holder with respect to Offered Shares during a single taxable year that are in total greater than 125% of the average annual distributions received by such U.S. Holder with respect to Offered Shares during the three preceding taxable years or, if shorter, during such U.S. Holder’s holding period for such Offered Shares. Generally, a U.S. Holder would be required to allocate any excess distribution or gain from the sale or other disposition of the Offered Shares ratably over its holding period for Offered Shares. Such amounts would be taxed as ordinary income at the highest applicable rate in effect for each taxable year of the holding period, and amounts allocated to prior taxable years would be subject to an interest charge at a rate applicable to underpayments of tax.

If the Corporation were classified as a PFIC, certain elections could be available to mitigate such consequences. If the Offered Shares are regularly traded on a registered national securities exchange or certain other exchanges or markets, then such Offered Shares will constitute “marketable stock” for purposes of the PFIC rules. The Corporation expects that the Offered Shares will constitute “marketable stock” for purposes of the PFIC rules. U.S. Holders that make a “mark-to-market election” with respect to such marketable stock would not be subject to the foregoing PFIC rules. After making such an election, a U.S. Holder generally would include as ordinary income each year during which the election is in effect and during which the Corporation is a PFIC the excess, if any, of the fair market value of Offered Shares at the end of the taxable year over the U.S. Holder’s adjusted tax basis in such Offered Shares. These amounts of ordinary income would not be eligible for the favourable tax rates applicable to qualified dividend income or long-term capital gains. A U.S. Holder with a mark-to-market election in effect also would be allowed to take an ordinary loss in respect of the excess, if any, of its adjusted tax basis in Offered Shares over their fair market value at the end of the taxable year (but only to the extent of the net amount of income that was previously included as a result of the mark-to-market election). A U.S. Holder’s tax basis in Offered Shares would be adjusted to reflect any income or loss amounts resulting from a mark-to-market election. If made, a mark-to-market election would be effective for the taxable year for which the election was made and for all subsequent taxable years unless the Offered Shares ceased to qualify as “marketable stock” for purposes of the PFIC rules or the IRS consented to the revocation of the election. In the event that the Corporation is classified as a PFIC, U.S. Holders are urged to consult their own tax advisor regarding the availability of the mark-to-market election, and whether the election would be advisable in their particular circumstances.

The PFIC tax rules outlined above also would not apply to a U.S. Holder that elected to treat the Corporation as a “qualified electing fund” or “QEF”. An election to treat the Corporation as a QEF will not be available, however, if the Corporation does not provide the information necessary to make such an election. The Corporation does not expect to provide the information necessary to make a QEF election, and thus, the QEF election will not be available with respect to Offered Shares.

As discussed above in “Distributions,” notwithstanding any election made with respect to the Offered Shares, if the Corporation is a PFIC in either the taxable year of the distribution or the preceding taxable year, dividends received with respect to Offered Shares will not constitute qualify for reduced rates of taxation.

Receipt of Foreign Currency

The gross amount of any payment in a currency other than U.S. dollars will be included by each U.S. Holder in income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day such U.S. Holder actually or constructively receives the payment in accordance with its regular method of accounting for U.S. federal income tax purposes regardless of whether the payment is in fact converted into U.S. dollars at that time. If the foreign currency is converted into U.S. dollars on the date of the payment, the U.S. Holder should not be required to recognize any foreign currency gain or loss with respect to the receipt of foreign currency. If, instead, the foreign currency is converted at a later date, any currency gains or losses resulting from the conversion of the foreign currency will be treated as U.S. source ordinary income or loss. U.S. Holders are urged to consult their own U.S. tax advisors regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Additional Tax on Passive Income

U.S. Holders that are individuals, estates or trusts are required to pay an additional 3.8% tax on the lesser of (1) the U.S. Holder’s “net investment income” for the relevant taxable year and (2) the excess of the U.S. Holder’s modified adjusted gross income for the taxable year over a certain threshold. A U.S. Holder’s “net investment income” generally includes, among other things, dividends and net gains from disposition of property (other than property held in the ordinary course of the conduct of a trade or business). U.S. Holders should consult their own tax advisors regarding the additional tax on passive income.

Information Reporting and Backup Withholding

In general, dividends paid to a U.S. Holder in respect of Offered Shares and the proceeds received by a U.S. Holder from the sale, exchange or other disposition of Offered Shares within the United States or through certain U.S.-related financial intermediaries will be subject to U.S. information reporting rules, unless a U.S. Holder is a corporation or other exempt recipient and properly establishes such exemption. Backup withholding may apply to such payments if a U.S. Holder does not establish an exemption from backup withholding and fails to provide a correct taxpayer identification number and make any other required certifications.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or credit against U.S. federal income tax liability, provided that the required information is timely furnished to the IRS.

In addition, U.S. Holders should be aware of reporting requirements with respect to the holding of certain foreign financial assets, including stock of foreign issuers which is not held in an account maintained by certain financial institutions, if the aggregate value of all of such assets exceeds US$50,000. U.S. Holders should also be aware that if the Corporation were a PFIC, they would generally be required to file IRS Form 8261 during any taxable year in which such U.S. Holder recognizes gain or receives an excess distribution or with respect to which the U.S. Holder has made certain elections. U.S. Holders should consult their own tax advisors regarding the application of the information reporting rules to the Offered Shares and their particular situations.

LEGAL MATTERS

Certain legal matters relating to the Offering hereunder will be passed upon on behalf of the Corporation by Paul, Weiss, Rifkind, Wharton & Garrison LLP with respect to U.S. legal matters and by Fasken Martineau DuMoulin LLP with respect to Canadian legal matters and on behalf of the Underwriters by Skadden, Arps, Slate, Meagher & Flom LLP with respect to U.S. legal matters and by Davies Ward Phillips & Vineberg LLP with respect to Canadian legal matters. At the date hereof, the partners and associates of Fasken Martineau DuMoulin LLP, as a group, beneficially own, directly or indirectly, less than one per cent of any outstanding securities of the Corporation or any associate or affiliate of the Corporation.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of the Corporation are KPMG LLP, Chartered Professional Accountants, through its offices at 333 Bay Street; Suite 4600, Toronto, Ontario M5H 2S5. KPMG LLP have confirmed that they are independent with respect to the Corporation within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulation, and that they are independent accountants with respect to the Corporation under all relevant U.S. professional and regulatory standards.

The transfer agent and registrar for the Common Shares is Computershare Trust Company of Canada through its offices at 100 University Avenue, Toronto, Ontario M5J 2Y1.

ENFORCEABILITY OF CIVIL LIABILITIES

The Corporation is a corporation existing under the Canada Business Corporations Act. Many of the Corporation’s directors and officers, and all of the experts named in this Prospectus Supplement or the accompanying Prospectus, are residents of Canada or other non-U.S. jurisdictions, and all or a substantial portion of their assets, and a substantial portion of the Corporation’s assets, are located outside the United States. The Corporation has appointed an agent for service of process in the United States (as set forth below), but it may be difficult for holders of Common Shares who reside in the United States to effect service within the United States upon the Corporation or those directors, officers and experts who are not residents of the United States. The Corporation has been advised by its Canadian counsel, Fasken Martineau DuMoulin LLP, that there is doubt as to the enforceability in Canada by a court in original actions, or in actions to enforce judgments of United States courts, of civil liabilities predicated upon United States federal securities laws.

The Corporation filed with the SEC, concurrently with its registration statement on Form F-10 of which this Prospectus Supplement and the accompanying Prospectus are a part, an appointment of agent for service of process on Form F-X. Under the Form F-X, the Corporation appointed Corporation Service Company, 80 State Street, Albany, New York, 12207-2543 as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving the Corporation in a United States court arising out of or related to or concerning the offering of the Offered Shares under this Prospectus Supplement and the accompanying Prospectus.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been or will be filed with the SEC as part of the registration statement of which this Prospectus Supplement and the accompanying Prospectus form a part: the documents set out under the heading “Documents Incorporated by Reference”; the consents of auditors, counsel and engineers; the Underwriting Agreement; and the powers of attorney from the directors and certain officers of the Corporation.

SHORT FORM BASE SHELF PROSPECTUS

New Issue	April 5, 2016

IAMGOLD CORPORATION

U.S.$1,000,000,000

Common Shares

First Preference Shares

Second Preference Shares

Debt Securities

Warrants

Subscription Receipts

IAMGOLD Corporation (“IAMGOLD” or the “Corporation”) may offer and issue from time to time common shares of the Corporation (“Common Shares”), first preference shares of the Corporation (“First Preference Shares”), second preference shares of the Corporation (“Second Preference Shares”), debt securities (“Debt Securities”), warrants to purchase Common Shares, First Preference Shares, Second Preference Shares or Debt Securities (collectively “Warrants”), or subscription receipts (“Subscription Receipts”) (all of the foregoing collectively, the “Securities”) or any combination thereof for up to an aggregate initial offering price of U.S.$1,000,000,000 (or the equivalent thereof in other currencies) during the 25-month period that this short form base shelf prospectus (the “Prospectus”), including any amendments hereto, remains effective. Securities may be offered separately or together, in amounts, at prices and on terms to be determined based on market conditions at the time of sale and set forth in an accompanying prospectus supplement (a “Prospectus Supplement”). In addition, Securities may be offered and issued in consideration for the acquisition of other businesses, assets or securities by the Corporation or a subsidiary of the Corporation. The consideration for any such acquisition may consist of any of the Securities separately, a combination of Securities or any combination of, among other things, Securities, cash and assumption of liabilities.

All dollar amounts in this Prospectus are in United States dollars, unless otherwise indicated. See “Currency Presentation and Exchange Rate Information”.

Investing in the Securities involves significant risks. Prospective purchasers of the Securities should carefully consider the risk factors described under the heading “Risk Factors” in the Corporation’s Annual Information Form for the year ended December 31, 2015 and in this Prospectus and in documents incorporated by reference in this Prospectus.

The specific terms of the Securities with respect to a particular offering will be set out in the applicable Prospectus Supplement and may include, where applicable: (i) in the case of Common Shares, the number of Common Shares offered, the offering price, whether the Common Shares are being offered for cash, and any other terms specific to the Common Shares being offered; (ii) in the case of First Preference Shares and Second Preference Shares, the designation of the particular class and, if applicable, series, the number of First Preference Shares or Second Preference Shares offered, the offering price, whether the First Preference Shares or Second Preference Shares are being offered for cash, the dividend rate, if any, any terms for redemption or retraction and any other terms specific to the First Preference Shares or Second Preference Shares being offered; (iii) in the case of Debt Securities, the specific designation, the aggregate principal amount, the currency or the currency unit for which the Debt Securities may be purchased, the maturity, the interest provisions, the authorized denominations, the offering price, whether the Debt Securities are being offered for cash, the covenants, the events of default, any terms for redemption or retraction, any exchange or conversion rights attached to the Debt Securities, whether the debt is senior or subordinated to the Corporation’s other liabilities and obligations, whether the Debt Securities will be secured by any of the Corporation’s assets or guaranteed by any other person and any other terms specific to the Debt Securities being offered; (iv) in the case of Warrants, the offering price, whether the Warrants are being offered for cash, the designation, the number and the terms of the Common Shares, First Preference Shares, Second Preference Shares or Debt Securities purchasable upon exercise of the Warrants, any procedures that will result in the adjustment of these numbers, the exercise price, the dates and periods of exercise, the currency in which the Warrants are issued and any other terms specific to the Warrants being offered; and (v) in the case of Subscription Receipts, the number of Subscription Receipts being offered, the offering price, whether the Subscription Receipts are being offered for cash, the procedures for the exchange of the Subscription Receipts for Common Shares, First Preference Shares, Second Preference Shares, Debt Securities or Warrants, as the case may be, and any other terms specific to the Subscription Receipts being offered. Where required by statute, regulation or policy, and where Securities are offered in currencies other than Canadian dollars, appropriate disclosure of foreign exchange rates applicable to the Securities will be included in the Prospectus Supplement describing the Securities.

This Prospectus does not qualify for issuance Debt Securities in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to one or more underlying interests, including, for example, an equity or debt security, or a statistical measure of economic or financial performance (including, but not limited to, any currency, consumer price or mortgage index, or the price or value of one or more commodities, indices or other items, or any other item or formula, or any combination or basket of the foregoing items). For greater certainty, this Prospectus may qualify for issuance Debt Securities in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to published rates of a central banking authority or one or more financial institutions, such as a prime rate or bankers’ acceptance rate, or to recognized market benchmark interest rates such as LIBOR, EURIBOR or a U.S. federal funds rate.

All information permitted under applicable law to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus. Each Prospectus Supplement will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of the Prospectus Supplement and only for the purposes of the distribution of the Securities to which such Prospectus Supplement pertains.

This Prospectus constitutes a public offering of the Securities only in those jurisdictions where they may be lawfully offered for sale and only by persons permitted to sell the Securities in those jurisdictions. The Corporation may offer and sell Securities to, or through, underwriters or dealers and also may offer and sell certain Securities directly to other purchasers or through agents pursuant to exemptions from registration or qualification under applicable securities laws. A Prospectus Supplement relating to each issue of Securities offered thereby will set forth the names of any underwriters, dealers, or agents involved in the offering and sale of the Securities and will set forth the terms of the offering of the Securities, the method of distribution of the Securities including, to the extent applicable, the proceeds to the Corporation and any fees, discounts or any other compensation payable to underwriters, dealers or agents and any other material terms of the plan of distribution.

The outstanding Common Shares are listed on the Toronto Stock Exchange (the “TSX”) under the symbol “IMG” and on the New York Stock Exchange (the “NYSE”) under the symbol “IAG”. On April 4, 2016, the last trading day prior to the date of this Prospectus, the closing price of the Common Shares on the TSX was C$2.85 and the closing price of the Common Shares on the NYSE was U.S.$2.17. Unless otherwise specified in the applicable Prospectus Supplement, the First Preference Shares, the Second Preference Shares, the Debt Securities, the Warrants and the Subscription Receipts will not be listed on any securities exchange. There is no market through which these Securities may be sold and purchasers may not be able to resell these Securities purchased under this Prospectus. This may affect the pricing of these Securities in the secondary market, the transparency and availability of trading prices, the liquidity of these Securities, and the extent of issuer regulation. See “Risk Factors”.

The registered and principal office of the Corporation is located at 401 Bay Street, Suite 3200, Toronto, Ontario M5H 2Y4.

The Corporation is permitted to prepare this Prospectus in accordance with Canadian disclosure requirements, which are different from those of the United States. The Corporation prepares its financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. They may not be comparable to financial statements of United States companies.

Owning the Securities may subject purchasers to tax consequences both in the United States and Canada. This Prospectus or any applicable Prospectus Supplement may not describe these tax consequences fully. Purchasers should read the tax discussion in any applicable Prospectus Supplement.

A purchaser’s ability to enforce civil liabilities under the United States federal securities laws may be affected adversely because the Corporation is incorporated in Canada, most of its officers and directors and all of the experts named in this Prospectus are not residents of the United States, and all of its assets are located outside of the United States.

Neither the Securities and Exchange Commission nor any state securities regulator has approved or disapproved these securities, or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offence.

No underwriter has been involved in the preparation of this Prospectus nor has any underwriter performed any review of the contents of this Prospectus.

Agent for Service of Process

Richard J. Hall and Timothy R. Snider, being directors of the Corporation, reside outside of Canada. Each of Mr. Hall and Mr. Snider has appointed the Corporation at 401 Bay Street, Suite 3200, PO Box 153, Toronto, Ontario, M5H 2Y4, as his agent for service of process in Canada. Purchasers are advised that it may not be possible for investors to enforce judgements obtained in Canada against either of Mr. Hall or Mr. Snider, even though each of Mr. Hall and Mr. Snider has appointed an agent for service of process. Mark Burnett, being a co-author of the technical report entitled “IAMGOLD Sadiola Sulphide Project (SSP) 2015, NI 43-101 Report, Mali”, resides outside of Canada. Purchasers are advised that it may not be possible for investors to enforce judgements obtained in Canada against Mr. Burnett.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Prospectus contains certain information that may constitute “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian securities laws and the United States Private Securities Litigation Reform Act of 1995, respectively. Forward-looking statements are necessarily based on a number of estimates and assumptions that are inherently subject to significant business, economic and competitive uncertainties and contingencies. All statements other than statements which are reporting results as well as statements of historical fact set forth or incorporated herein by reference, are forward-looking statements that may involve a number of known and unknown risks, uncertainties and other factors; many of which are beyond the Corporation’s ability to control or predict. Forward-looking statements include, without limitation, statements regarding strategic plans, future production, cost estimates and anticipated financial results; potential mineralization and evaluation and evolution of mineral reserves and resources (including, but not limited to potential for further increases at the Essakane, Rosebel Westwood and Sadiola mines) and expected mine life; expected exploration results, future work programs, capital expenditures and objectives, evolution and economic performance of development projects, including, but not limited to, exploration budgets and targets; construction and production targets and timetables, as well as anticipated timing of grant of permits and governmental incentives; expected continuity of a favourable gold market; contractual commitments, royalty payments, litigation matters and measures of mitigating financial and operational risks; anticipated liabilities regarding site closure and employee benefits; continuous availability of required manpower; the integration or expansion of operations, technologies and personnel of acquired operations and properties; continuous access to capital markets; and the Corporation’s global outlook and that of each of its mines. These statements relate to analysis and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Known and unknown factors could cause actual results to differ materially from those projected in the forward looking statements.

Statements concerning actual mineral reserves and mineral resources estimates are also deemed to constitute forward looking statements to the extent that they involve estimates of the mineralization that will be encountered if the relevant project or property is developed and, in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited.

Forward-looking statements, which involve assumptions and describe the Corporation’s future plans, strategies and expectations, are generally identifiable by use of the words “may”, “will”, “should”, “continue”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “plan” or “project” or the negative of these words or other variations on these words or comparable terminology. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The following are some, but not all, of the important factors that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements: hazards normally encountered in the mining business including unusual or unexpected geological formations, rock bursts, cave-ins, seismic events, floods and other conditions; delays and repair costs resulting from equipment failure; changes to and differing interpretations of mining tax regimes in foreign jurisdictions; the market prices of gold and other minerals; past market events and conditions and the deterioration of general economic indicators; the ability of the Corporation to replace mineral reserves depleted by production; over/underestimation of mineral reserve and mineral resource calculations; fluctuations in exchange rates of currencies; failure to obtain and renew financing as and when required to fund exploration and development; default under the Corporation’s credit facility or senior unsecured notes due to a violation of covenants therein; failure to obtain financing to meet capital expenditure plans; risks associated with being a multinational company; differences between the assumption of fair value estimates with respect to the carrying amount of mineral interests and actual fair values; inherent risks related to the use of derivative instruments, including for hedging purposes to stabilize input costs; accuracy of mineral reserve and mineral resource estimates; uncertainties in the validity of mining interests and ability to acquire new properties and retain skilled and experienced employees; various risks and hazards beyond the Corporation’s control, many of which are not economically insurable; risks and hazards inherent to the mining industry, most of which are beyond the Corporation’s control; market prices and availability of commodities used by the Corporation in its operations; lack of infrastructure and other risks related to the geographical areas in which the Corporation carries out its operations; labour disruptions and other disruptions caused by mining accidents; health risks associated with the mining work force in West Africa, Canada and Suriname; disruptions created by surrounding communities; need to comply with the extensive laws and regulations governing the environment, health and safety of the Corporation’s mining and processing operations and exploration activities; risks normally associated with any conduct of business in foreign countries including varying degrees of political and economic risk, which may include the possibility for political unrest and foreign military intervention; ability to obtain and renew the required licenses and permits from various governmental authorities in order to exploit the Corporation’s properties; risks and expenses related to reclamation costs and related liabilities; continuously evolving legislation, such as the mining legislation in West Africa, Canada and Suriname, which may have unknown and negative impact on operations; risks normally associated with the conduct of joint ventures; inability to control standards of non-controlled assets; risk and unknown costs of litigation; undetected failures in internal controls over financial reporting; risks related to making acquisitions, including the integration of operations; risks related to potential further expansion activities at the Sadiola and Rosebel mines; dependence on key personnel; and other related matters.

Although the Corporation has attempted to identify important factors that could cause actual results to differ materially from expectations, intentions, estimates or forecasts, there may be other factors that could cause results to differ from what is anticipated, estimated or intended. Those factors are described or referred to below, under the heading “Risk Factors” in this Prospectus, and under the heading “Risk Factors” in the annual information form (the “Annual Information Form”) of the Corporation dated February 17, 2016 for the year ended December 31, 2015 and under the heading “Risks and Uncertainties” in the management’s discussion and analysis of financial position and results of operation of the Corporation for the year ended December 31, 2015, both of which are incorporated herein by reference and are available on SEDAR at www.sedar.com. Past events in global financial and credit markets have resulted in high market and commodity price volatility and uncertainty in credit markets. These on-going events could impact forward-looking statements contained in this Prospectus and in the documents incorporated by reference in an unpredictable and possibly detrimental manner. Accordingly, readers should not place undue reliance on forward-looking statements. Forward-looking statements made in a document incorporated by reference in this Prospectus are made as at the date of the original document and have not been updated by the Corporation except as expressly provided for in this Prospectus. Except as required under applicable securities legislation, the Corporation undertakes no obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise.

CAUTIONARY NOTE TO U.S. INVESTORS REGARDING MINERAL REPORTING STANDARDS

The disclosure in this Prospectus and documents incorporated herein by reference has been, and the disclosure in any Prospectus Supplement will be, prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. Disclosure, including scientific or technical information, has been made in accordance with Canadian National Instrument 43-101 — Standards of Disclosure for Mineral Projects (“NI 43-101”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. As a result, information contained in this Prospectus and documents incorporated herein by reference, and any Prospectus Supplement, containing descriptions of the Corporation’s mineral properties or estimates of mineral reserves or resources is not comparable to similar information disclosed by U.S. companies in reports filed with the SEC. For example, the terms “measured mineral resources”, “indicated mineral resources”, “inferred mineral resources”, “proven mineral reserves” and “probable mineral reserves” are used in this Prospectus and documents incorporated herein by reference to comply with the reporting standards in Canada. While those terms are recognized and required by Canadian regulations, the SEC does not recognize them. Under the rules and regulations of the SEC set forth in Industry Guide 7, a U.S. company may only disclose estimates of proven and probable mineral reserves, and may not disclose estimates of any classification of mineral resources. In addition, the definitions of proven and probable mineral reserves used in NI 43-101 differ from the definitions in the SEC Industry Guide 7. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Investors are cautioned not to assume that all or any part of the mineral deposits in these categories will ever be converted into mineral reserves. Any estimate of mineral reserves or resources has a great amount of uncertainty as to its existence, and great uncertainty as to its economic and legal feasibility with estimates of mineral resources having a greater degree of uncertainty. It cannot be assumed that all or any part of measured mineral resources, indicated mineral resources or inferred mineral resources will ever be upgraded to a mineral reserve or mined. Further, in accordance with Canadian rules, estimates of inferred mineral resources cannot form the basis of feasibility or other economic studies. Investors are cautioned not to assume that any part of the reported measured mineral resources, indicated mineral resources, or inferred mineral resources in this Prospectus or the documents incorporated herein by reference is economically or legally mineable and will ever be classified as a reserve. Disclosure of “contained ounces” is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute reserves as in place tonnage and grade without reference to unit measures.

FINANCIAL INFORMATION

The financial statements of the Corporation incorporated herein by reference and in any Prospectus Supplement are reported in United States dollars and have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION

All dollar amounts in this Prospectus and any Prospectus Supplement are or will be in United States dollars, unless otherwise indicated. All references to “$” or “U.S.$” refer to U.S. dollars and “C$ refers to Canadian dollars. On April 4, 2016, the noon spot rate for Canadian dollars in terms of the United States dollar, as quoted by the Bank of Canada, was U.S.$1.00=C$1.30 or C$1.00=U.S.$0.77.

The following table sets forth, for each of the years indicated, the high, low, closing and average noon spot rates for Canadian dollars in terms of the United States dollar, as reported by the Bank of Canada.

	2015	2014	2013
High	1.40	1.16	1.07
Low	1.17	1.06	0.98
Closing	1.38	1.16	1.06
Average	1.28	1.10	1.03

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Prospectus from documents filed with securities commissions or similar authorities in Canada and filed with, or furnished to, the SEC. The following documents, filed by the Corporation with the securities commissions or similar authorities in each of the provinces and territories of Canada, are specifically incorporated by reference into, and form an integral part of, this Prospectus:

(a)	the Annual Information Form for the year ended December 31, 2015 dated February 17, 2016;

(b)	the audited consolidated balance sheets as at December 31, 2015 and 2014 and the consolidated statements of earnings, comprehensive income, changes in equity and cash flows for the years then ended, and the notes thereto, together with the Report of Independent Registered Public Accounting Firm;

(c)	management’s discussion and analysis of financial position and results of operations of the Corporation for the year ended December 31, 2015;

(d)	the management information circular of the Corporation dated March 31, 2016 prepared in connection with the annual general meeting of shareholders of the Corporation to be held on May 4, 2016; and

(e)	document entitled “Sadiola Sulphide Project — IAMGOLD Corporation” dated March 28, 2016 summarizing the findings of the Sadiola Report (as defined below).

Any document of the type referred to in section 11.1 of Form 44-101F1 of National Instrument 44-101 —Short Form Prospectus Distributions filed by the Corporation with the securities commissions or similar regulatory authorities in Canada after the date of this Prospectus and all Prospectus Supplements disclosing additional or updated information filed pursuant to the requirements of applicable securities legislation in Canada and during the period that this Prospectus is effective shall be deemed to be incorporated by reference in this Prospectus. In addition, any similar documents filed on 40-F with or, (if and to the extent expressly provided) furnished on Form 6-K to the SEC after the date of this Prospectus shall be deemed to be incorporated by reference into this Prospectus and the registration statement of which this Prospectus forms a part, and incorporated by reference as an exhibit to the registration statement of which this Prospectus forms a part. The documents incorporated or deemed to be incorporated herein by reference contain meaningful and material information relating to the Corporation and the readers should review all information contained in this Prospectus and the documents incorporated or deemed to be incorporated herein by reference.

A Prospectus Supplement containing the specific terms of an offering of Securities and other information relating to the Securities will be deemed to be incorporated into this Prospectus as of the date of such Prospectus Supplement only for the purpose of the offering of the Securities covered by that Prospectus Supplement.

Upon a new annual information form and related annual consolidated financial statements being filed by the Corporation with the applicable securities commissions or similar regulatory authorities during the duration that this Prospectus is effective, the previous annual information form, the previous annual consolidated financial statements and all interim consolidated financial statements, and in each case the accompanying management’s discussion and analysis, information circulars (to the extent the disclosure is inconsistent) and material change reports filed prior to the commencement of the financial year of the Corporation in which the new annual information form is filed shall be deemed no longer to be incorporated into this Prospectus for purposes of future offers and sales of Securities under this Prospectus. Upon interim consolidated financial statements and the accompanying management’s discussion and analysis being filed by the Corporation with the applicable securities regulatory authorities during the duration that this Prospectus is effective, all interim consolidated financial statements and the accompanying management’s discussion and analysis filed prior to the new interim consolidated financial statements shall be deemed no longer to be incorporated into this Prospectus for purposes of future offers and sales of Securities under this Prospectus. In addition, upon a new management information circular for the annual meeting of shareholders being filed by the Corporation with the applicable securities regulatory authorities during the period that this Prospectus is effective, the previous management information circular filed in respect of the prior annual meeting of shareholders shall no longer be deemed to be incorporated into this Prospectus for purposes of future offers and sales of Securities under this Prospectus.

Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated herein by reference shall be deemed to be modified or superseded for the purposes of this Prospectus, to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated herein by reference modifies or supersedes such statement. Any statement so modified or superseded shall not constitute a part of this Prospectus, except as so modified or superseded. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of such a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

Copies of the documents incorporated or deemed to be incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of IAMGOLD Corporation, at 401 Bay Street, Suite 3200, Toronto, Ontario M5H 2Y4, Telephone (416) 360-4710, and are also available electronically at www.sedar.com and www.sec.gov.

The Corporation is not making an offer of the Securities in any jurisdiction where the offer is not permitted. It should be assumed that the information appearing in this Prospectus and the documents incorporated herein by reference are accurate only as of their respective dates. The business, financial condition, results of operations and prospects of the Corporation may have changed since those dates.

AVAILABLE INFORMATION

The Corporation files reports and other information with the securities commissions and similar regulatory authorities in each of the provinces of Canada. These reports and information are available to the public free of charge on SEDAR at www.sedar.com.

The Corporation has filed with the SEC a registration statement on Form F-10 relating to the Securities. This Prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement, certain items of which are contained in the exhibits to the registration statement as permitted by the rules and regulations of the SEC. Statements included in this Prospectus or incorporated herein by reference about the contents of any contract, agreement or other documents referred to are not necessarily complete, and in each instance investors should refer to the exhibits for a more complete description of the matter involved. Each such statement is qualified in its entirety by such reference.

The Corporation is subject to the information requirements of the U.S. Securities Exchange Act of 1934 and applicable Canadian securities legislation, and in accordance therewith files, reports and other information with the SEC and with the securities regulatory authorities in Canada. Under the multijurisdictional disclosure system adopted by the United States and Canada, documents and other information that the Corporation files with the SEC may be prepared in accordance with the disclosure requirements of Canada, which are different from those of the United States. As a foreign private issuer, the Corporation is exempt from the rules under the U.S. Securities Exchange Act of 1934 prescribing the furnishing and content of proxy statements, and its officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the U.S. Securities Exchange Act of 1934. In addition, the Corporation is not required to publish financial statements as promptly as U.S. companies.

Investors may read any document that the Corporation has filed with the SEC at the SEC’s public reference room in Washington, D.C. Investors may also obtain copies of those documents from the public reference room of the SEC at 100 F Street, N.E., Washington, D.C. 20549 by paying a fee. Investors should call the SEC at 1-800-SEC-0330 or access its website at www.sec.gov for further information about the public reference rooms. Investors may read and download some of the documents the Corporation has filed with the SEC’s Electronic Data Gathering and Retrieval system at www.sec.gov.

THE CORPORATION

IAMGOLD is a corporation governed by the Canada Business Corporations Act. The registered and principal office of the Corporation is located at 401 Bay Street, Suite 3200, Toronto, Ontario, Canada M5H 2Y4. The Corporation’s telephone number is (416) 360-4710 and its website address is www.iamgold.com.

The Corporation is engaged primarily in the exploration for, and the development and production of, mineral resource properties throughout the world. Through its holdings, the Corporation has interests in various operations and exploration properties as well as various royalty interests on mineral resource properties. The following chart illustrates certain subsidiaries of the Corporation, together with the jurisdiction of incorporation of each such subsidiary and the percentage of voting securities beneficially owned or over which control or direction is exercised by the Corporation, and the material mineral projects of the Corporation held through such subsidiaries and the percentage of ownership interest that the relevant subsidiary of the Corporation has in such material mineral projects.

In Canada, the Corporation owns and operates the Westwood mine in Québec and the Côté Gold project, a development project located in Ontario. The Corporation also is the operator of the Rosebel mine in Suriname, the Essakane mine in Burkina Faso and is a joint venture participant in the Sadiola mine in Mali.

As used in this Prospectus, except as otherwise required by the context, reference to “IAMGOLD” or the “Corporation” means IAMGOLD Corporation and its subsidiaries. Further information regarding the business of the Corporation, its operations and its mineral properties can be found in the Annual Information Form and other documents incorporated herein by reference.

CONSOLIDATED CAPITALIZATION

Other than as noted in this section, there has been no material change in the share and loan capital of the Corporation, on a consolidated basis, since the date of the audited consolidated financial statements of the Corporation as at and for year ended December 31, 2015, which are incorporated by reference in this Prospectus. On January 7, 2016, the Corporation re-paid $70 million outstanding on its $500 million unsecured revolving credit facility. The Corporation terminated the facility on February 1, 2016. On February 1, 2016, the Corporation entered into a four-year $250 million facility consisting of a fully committed $100 million secured revolving credit facility and a $150 million accordion. The credit facility matures and all indebtedness thereunder is due and payable on February 1, 2020. In the first quarter of 2016, the Corporation issued 12.0 million common shares pursuant to private placements under flow through share agreements to raise C$41 million.

EARNINGS COVERAGE RATIOS

If the Corporation offers any Debt Securities having a term to maturity in excess of one year or any First Preference Shares or Second Preference Shares under a Prospectus Supplement, the Prospectus Supplement will include earnings coverage ratios giving effect to the issuance of such Debt Securities, First Preference Shares or Second Preference Shares, as applicable.

USE OF PROCEEDS

Unless otherwise specified in a Prospectus Supplement, the net proceeds from the sale of Securities for cash will be used for general corporate purposes, including funding ongoing operation and/or capital requirements, reducing the level of indebtedness outstanding from time to time, discretionary capital programs and potential future acquisitions. Each Prospectus Supplement will contain specific information, if any, concerning the use of proceeds from that sale of Securities.

All expenses relating to an offering of Securities and any compensation paid to underwriters, dealers or agents, as the case may be, will be paid out of the Corporation’s funds, unless otherwise stated in the applicable Prospectus Supplement.

PLAN OF DISTRIBUTION

The Corporation may sell the Securities, separately or together, to or through underwriters or dealers purchasing as principals for public offering and sale by them, and also may sell Securities to one or more other purchasers directly or through agents. Each Prospectus Supplement will set forth the terms of the offering, including the name or names of any underwriters or agents, the purchase price or prices of the Securities and the proceeds to the Corporation from the sale of the Securities. A Prospectus Supplement may provide that the Securities sold thereunder will be “flow-through” securities. In addition, Securities may be offered and issued in consideration for the acquisition (an “Acquisition”) of other businesses, assets or securities by the Corporation or a subsidiary of the Corporation. The consideration for any such Acquisition may consist of any of the Securities separately, a combination of Securities or any combination of, among other things, Securities, cash and assumption of liabilities.

The Securities may be sold from time to time in one or more transactions at a fixed price or prices which may be changed or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices, including sales in transactions that are deemed to be “at-the-market distributions” as defined in National Instrument 44-102—Shelf Distributions, including sales made directly on the TSX, NYSE or other existing trading markets for the Securities. The prices at which the Securities may be offered may vary as between purchasers and during the period of distribution. If, in connection with the offering of Securities at a fixed price or prices, the underwriters have made a bona fide effort to sell all of the Securities at the initial offering price fixed in the applicable Prospectus Supplement, the public offering price may be decreased and thereafter further changed, from time to time, to an amount not greater than the initial public offering price fixed in such Prospectus Supplement, in which case the compensation realized by the underwriters will be decreased by the amount that the aggregate price paid by purchasers for the Securities is less than the gross proceeds paid by the underwriters to the Corporation.

Underwriters, dealers and agents who participate in the distribution of the Securities may be entitled under agreements to be entered into with the Corporation to indemnification by the Corporation against certain liabilities, including liabilities under the U.S. Securities Act of 1933 and Canadian securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. Such underwriters, dealers and agents may be customers of, engage in transactions with, or perform services for, the Corporation in the ordinary course of business.

In connection with any offering of Securities, except as otherwise set out in a Prospectus Supplement relating to a particular offering of Securities or other than an “at-the-market distribution”, the underwriters may over-allot or effect transactions intended to maintain or stabilize the market price of the Securities offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time. No underwriter or dealer involved in an “at-the-market distribution”, as defined under applicable Canadian securities legislation, no affiliate of such an underwriter or dealer and no person or company acting jointly or in concert with such an underwriter or dealer will over-allot Securities in connection with such distribution or effect any other transactions that are intended to stabilize or maintain the market price of the Securities.

In connection with an Acquisition, Securities may be offered and issued at a deemed price or deemed prices determined either when the terms of the Acquisition are tentatively or finally agreed to, when the Acquisition is completed, when the Corporation issues the Securities or during some other negotiated period.

DESCRIPTION OF SHARE CAPITAL

The Corporation is authorized to issue an unlimited number of First Preference Shares, issuable in series, an unlimited number of Second Preference Shares, issuable in series, and an unlimited number of Common Shares, of which 405,937,036 Common Shares and no First Preference Shares or Second Preference Shares were issued and outstanding as at April 4, 2016.

Each Common Share entitles the holder thereof to one vote at all meetings of shareholders other than meetings at which only holders of another class or series of shares are entitled to vote. Each Common Share entitles the holder thereof, subject to the prior rights of the holders of the First Preference Shares and the Second Preference Shares, to receive any dividends declared by the directors of the Corporation and the remaining property of the Corporation upon dissolution.

The First Preference Shares are issuable in one or more series. Subject to the articles of the Corporation, the directors of the Corporation are authorized to fix, before issue, the designation, rights, privileges, restrictions and conditions attaching to the First Preference Shares of each series. The First Preference Shares rank prior to the Second Preference Shares and the Common Shares with respect to the payment of dividends and the return of capital on liquidation, dissolution or winding-up of the Corporation. Except with respect to matters as to which the holders of First Preference Shares are entitled by law to vote as a class, the holders of First Preference Shares are not entitled to vote at meetings of shareholders of the Corporation. The holders of First Preference Shares are not entitled to vote separately as a class or series or to dissent with respect to any proposal to amend the articles of the Corporation to create a new class or series of shares ranking in priority to or on parity with the First Preference Shares or any series thereof, to effect an exchange, reclassification or cancellation of the First Preference Shares or any series thereof or to increase the maximum number of authorized shares of a class or series ranking in priority to or on parity with the First Preference Shares or any series thereof.

The Second Preference Shares are issuable in one or more series. Subject to the articles of the Corporation, the directors of the Corporation are authorized to fix, before issue, the designation, rights, privileges, restrictions and conditions attaching to the Second Preference Shares of each series. The Second Preference Shares rank junior to the First Preference Shares and prior to the Common Shares with respect to the payment of dividends and the return of capital on liquidation, dissolution or winding-up of the Corporation. Except with respect to matters as to which the holders of Second Preference Shares are entitled by law to vote as a class, the holders of Second Preference Shares are not entitled to vote at meetings of shareholders of the Corporation. The holders of Second Preference Shares are not entitled to vote separately as a class or series or to dissent with respect to any proposal to amend the articles of the Corporation to create a new class or series of shares ranking in priority to or on parity with the Second Preference Shares or any series thereof, to effect an exchange, reclassification or cancellation of the Second Preference Shares or any series thereof or to increase the maximum number of authorized shares of a class or series ranking in priority to or on parity with the Second Preference Shares or any series thereof.

DIVIDEND POLICY

The Corporation maintains a dividend policy with the timing, payment and amount of dividends paid by the Corporation to shareholders of the Corporation to be determined by the directors of the Corporation from time to time based upon, among other things, the current and forecasted cash flow, results of operations and financial condition of the Corporation, the need for funds to finance ongoing operations and development, exploration and capital projects and such other business considerations as the directors of the Corporation may consider relevant.

In December 2013, the Corporation suspended dividend payments until further notice to conserve cash and preserve liquidity.

Certain credit facilities and senior unsecured notes of the Corporation contain covenants that restrict the ability of the Corporation to declare or pay dividends if a default under such facilities or notes, as applicable, has occurred and is continuing or would result from the declaration or payment of the dividend.

DESCRIPTION OF DEBT SECURITIES

In this section describing the Debt Securities, the terms “Corporation” and “IAMGOLD” refer only to IAMGOLD Corporation without any of its subsidiaries. This section describes the general terms that will apply to any Debt Securities issued pursuant to this Prospectus. The specific terms of the Debt Securities, and the extent to which the general terms described in this section apply to those Debt Securities, will be set forth in the applicable Prospectus Supplement.

The Debt Securities will be issued in one or more series under an indenture (the “Indenture”) to be entered into between IAMGOLD and one or more trustees (the “Trustee”) that will be named in a Prospectus Supplement for a series of Debt Securities. To the extent applicable, the Indenture will be subject to and governed by the United States Trust Indenture Act of 1939, as amended. A copy of the form of the Indenture to be entered into has been filed with the SEC as an exhibit to the registration statement of which this Prospectus forms a part. The description of certain provisions of the Indenture in this section is not intended to be complete and is qualified in its entirety by reference to the provisions of the Indenture. Terms used in this summary that are not otherwise defined herein have the meaning ascribed to them in the Indenture.

The Corporation may issue Debt Securities and incur additional indebtedness other than through the offering of Debt Securities pursuant to this Prospectus.

General

The Indenture does not limit the aggregate principal amount of Debt Securities which the Corporation may issue under the Indenture and does not limit the amount of other indebtedness that the Corporation may incur. The Indenture provides that the Corporation may issue Debt Securities from time to time in one or more series which may be denominated and payable in U.S. dollars, Canadian dollars or any other currency. Unless otherwise indicated in the applicable Prospectus Supplement, the Indenture permits the Corporation, without the consent of the holders of any Debt Securities, to increase the principal amount of any series of Debt Securities the Corporation has previously issued under the Indenture and to issue such increased principal amount.

The applicable Prospectus Supplement will set forth the following terms relating to the Debt Securities offered by such Prospectus Supplement (the “Offered Securities”):

•	the specific designation of the Offered Securities; any limit on the aggregate principal amount of the Offered Securities; the date or dates, if any, on which the Offered Securities will mature and the portion (if less than all of the principal amount) of the Offered Securities to be payable upon declaration of acceleration of maturity;

•	the rate or rates (whether fixed or variable) at which the Offered Securities will bear interest, if any, the date or dates from which any such interest will accrue and on which any such interest will be payable and the record dates for any interest payable on the Offered Securities that are in registered form;

•	the terms and conditions under which the Corporation may be obligated to redeem, repay or purchase the Offered Securities pursuant to any sinking fund or analogous provisions or otherwise;

•	the terms and conditions upon which the Corporation may redeem the Offered Securities, in whole or in part, at its option;

•	the covenants applicable to the Offered Securities;

•	the terms and conditions for any conversion or exchange of the Offered Securities for any other securities;

•	whether the Offered Securities will be issuable in registered form or bearer form or both, and, if issuable in bearer form, the restrictions as to the offer, sale and delivery of the Offered Securities which are in bearer form and as to exchanges between registered form and bearer form;

•	whether the Offered Securities will be issuable in the form of registered global securities (“Global Securities”), and, if so, the identity of the depositary for such registered Global Securities;

•	the denominations in which registered Offered Securities will be issuable, if other than denominations of $2,000 and integral multiples of $1,000 and the denominations in which bearer Offered Securities will be issuable, if other than $5,000;

•	each office or agency where payments on the Offered Securities will be made (if other than the offices or agencies described under the heading “Payment” below) and each office or agency where the Offered Securities may be presented for registration of transfer or exchange;

•	if other than U.S. dollars, the currency in which the Offered Securities are denominated or the currency in which the Corporation will make payments on the Offered Securities;

•	any index, formula or other method used to determine the amount of payments of principal of (and premium, if any) or interest, if any, on the Offered Securities; and

•	any other terms of the Offered Securities which apply solely to the Offered Securities, or terms described herein as generally applicable to the Debt Securities which are not to apply to the Offered Securities.

Unless otherwise indicated in the applicable Prospectus Supplement:

•	holders may not tender Debt Securities to the Corporation for repurchase; and

•	the rate or rates of interest on the Debt Securities will not increase if the Corporation becomes involved in a highly leveraged transaction or the Corporation is acquired by another entity.

The Corporation may issue Debt Securities under the Indenture bearing no interest or interest at a rate below the prevailing market rate at the time of issuance and, in such circumstances, the Corporation may offer and sell those Debt Securities at a discount below their stated principal amount. The Corporation will describe in the applicable Prospectus Supplement any Canadian and U.S. federal income tax consequences and other special considerations applicable to any discounted Debt Securities or other Debt Securities offered and sold at par which are treated as having been issued at a discount for Canadian and/or U.S. federal income tax purposes.

Any Debt Securities issued by the Corporation will be direct, unconditional and unsecured obligations of the Corporation and will rank equally among themselves and with all of the Corporation’s other unsecured, unsubordinated obligations, except to the extent prescribed by law. Debt Securities issued by the Corporation will be structurally subordinated to all existing and future liabilities, including trade payables and other indebtedness, of the Corporation’s subsidiaries. The Corporation will agree to provide to the Trustee (i) annual reports containing audited financial statements and (ii) quarterly reports for the first three quarters of each fiscal year containing unaudited financial information.

Form, Denomination, Exchange and Transfer

Unless otherwise indicated in the applicable Prospectus Supplement, the Corporation will issue Debt Securities only in fully registered form without coupons, and in denominations of $2,000 and integral multiples of $1,000. Debt Securities may be presented for exchange and registered Debt Securities may be presented for registration of transfer in the manner to be set forth in the Indenture and in the applicable Prospectus Supplement, without service charges. The Corporation may, however, require payment sufficient to cover any taxes or other governmental charges due in connection with the exchange or transfer. The Corporation will appoint the Trustee as security registrar. Bearer Debt Securities and the coupons applicable to bearer Debt Securities thereto will be transferable by delivery.

Payment

Unless otherwise indicated in the applicable Prospectus Supplement, the Corporation will make payments on registered Debt Securities (other than Global Securities) at the office or agency of the Trustee, except that the Corporation may choose to pay interest (a) by check mailed to the address of the person entitled to such payment as specified in the security register, or (b) by wire transfer to an account maintained by the person entitled to such payment as specified in the security register. Unless otherwise indicated in the applicable Prospectus Supplement, the Corporation will pay any interest due on registered Debt Securities to the persons in whose name such registered Securities are registered on the day or days specified in the applicable Prospectus Supplement.

Registered Global Securities

Unless otherwise indicated in the applicable Prospectus Supplement, Registered Debt Securities of a series will be issued in global form that will be deposited with, or on behalf of, a depositary (the “Depositary”) identified in the Prospectus Supplement. Global Securities will be registered in the name of the Depositary, and the Debt Securities included in the Global Securities may not be transferred to the name of any other direct holder unless the special circumstances described below occur. Any person wishing to own Debt Securities issued in the form of Global Securities must do so indirectly by virtue of an account with a broker, bank or other financial institution that, in turn, has an account with the Depositary.

Special Investor Considerations for Global Securities

The Corporation’s obligations under the Indenture, as well as the obligations of the Trustee and those of any third parties employed by the Corporation or the Trustee, run only to persons who are registered as holders of Debt Securities. For example, once the Corporation makes payment to the registered holder, the Corporation has no further responsibility for the payment even if that holder is legally required to pass the payment along to an investor but does not do so. As an indirect holder, an investor’s rights relating to a Global Security will be governed by the account rules of the investor’s financial institution and of the Depositary, as well as general laws relating to debt securities transfers.

An investor should be aware that when Debt Securities are issued in the form of Global Securities:

•	the investor cannot have Debt Securities registered in his or her own name;

•	the investor cannot receive physical certificates for his or her interest in the Debt Securities;

•	the investor must look to his or her own bank, brokerage firm or other financial institution for payments on the Debt Securities and protection of his or her legal rights relating to the Debt Securities;

•	the investor may not be able to sell interests in the Debt Securities to some insurance companies and other institutions that are required by law to hold the physical certificates of Debt Securities that they own;

•	the Depositary’s policies will govern payments, transfers, exchange and other matters relating to the investor’s interest in the Global Security; the Corporation and the Trustee will have no responsibility for any aspect of the Depositary’s actions or for its records of ownership interests in the Global Security; the Corporation and the Trustee also do not supervise the Depositary in any way; and

•	the Depositary will usually require that interests in a Global Security be purchased or sold within its system using same-day funds.

Special Situations When Global Security Will be Terminated

In a few special situations described below, a Global Security will terminate and interests in it will be exchanged for physical certificates representing Debt Securities. After that exchange, an investor may choose whether to hold Debt Securities directly or indirectly through an account at its bank, brokerage firm or other financial institution. Investors must consult their own banks, brokers or other financial institutions to find out how to have their interests in Debt Securities transferred into their own names, so that they will be registered holders of the Debt Securities represented by each Global Security.

The special situations for termination of a Global Security are:

•	when the Depositary notifies the Corporation that it is unwilling, unable or no longer qualified to continue as Depositary (unless a replacement Depositary is named); and

•	when and if the Corporation decides to terminate a Global Security.

The Prospectus Supplement may list situations for terminating a Global Security that would apply only to the particular series of Debt Securities covered by the Prospectus Supplement. When a Global Security terminates, the Depositary (and not the Corporation or the Trustee) will be responsible for deciding the names of the institutions that will be the initial direct holders.

Events of Default

Unless otherwise indicated in the applicable Prospectus Supplement, the term “Event of Default” with respect to Debt Securities of any series means any of the following:

(a)	default in the payment of the principal of (or any premium on) any Debt Security of that series at its Maturity;

(b)	default in the payment of any interest on any Debt Security of that series when it becomes due and payable, and continuance of such default for a period of 30 days;

(c)	default in the deposit of any sinking fund payment, when the same become due by the terms of the Debt Securities of that series;

(d)	default in the performance, or breach, of any other covenant or agreement of the Corporation in the Indenture in respect of the Debt Securities of that series (other than a covenant or agreement for which default or breach is specifically dealt with elsewhere in the Indenture), where such default or breach continues for a period of 90 days after written notice thereof to the Corporation by the Trustee or the holders of at least 25 per cent in principal amount of all outstanding Debt Securities affected thereby;

(e)	certain events of bankruptcy, insolvency or reorganization; or

(f)	any other event of default provided with respect to the Debt Securities of that series.

If an Event of Default occurs and is continuing with respect to Debt Securities of any series, then the Trustee or the holders of not less than 25 per cent in principal amount of the outstanding Debt Securities of that series may require the principal amount (or, if the Debt Securities of that series are Original Issue Discount Securities or Indexed Securities, such portion of the principal amount as may be specified in the terms of that series) of all the outstanding Debt Securities of that series and any accrued but unpaid interest on such Debt Securities be paid immediately. However, at any time after a declaration of acceleration with respect to Debt Securities of any series or all series affected (or of all series, as the case may be) has been made and before a judgment or decree for payment of the money due has been obtained, the holders of a majority in principal amount of the outstanding Debt Securities of such series or of all series affected (or of all series, as the case may be), by written notice to the Corporation and the Trustee, may, under certain circumstances, rescind and annul such acceleration. The applicable Prospectus Supplement will contain provisions relating to acceleration of the maturity of a portion of the principal amount of Original Issue Discount Securities or Indexed Securities upon the occurrence of any Event of Default and the continuation thereof.

Other than its duties in the case of an Event of Default, the Trustee will not be obligated to exercise any of its rights and powers under the Indenture at the request or direction of any of the holders, unless the holders have offered to the Trustee reasonable indemnity. If the holders provide reasonable indemnity, the holders of a majority in principal amount of the outstanding Debt Securities of all series affected by an Event of Default may, subject to certain limitations, direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the Debt Securities of all series affected by such Event of Default.

No holder of a Debt Security of any series will have any right to institute any proceedings, unless:

•	such holder has previously given to the Trustee written notice of a continuing Event of Default with respect to the Debt Securities of that series;

•	the holders of at least 25 per cent in principal amount of the outstanding Debt Securities of all series affected by such Event of Default have made written request and have offered reasonable indemnity to the Trustee to institute such proceedings as trustee; and

•	the Trustee has failed to institute such proceeding, and has not received from the holders of a majority in the aggregate principal amount of outstanding Debt Securities of all series affected by such Event of Default a direction inconsistent with such request, within 60 days after such notice, request and offer.

However, these limitations do not apply to a suit instituted by the holder of a Debt Security for the enforcement of payment of principal of or interest on such Debt Security on or after the applicable due date of such payment.

The Corporation will be required to furnish to the Trustee annually an officers’ certificate as to the performance of certain of its obligations under the Indenture and as to any default in such performance.

Defeasance

In this section, the term “defeasance” means discharge from some or all of the Corporation’s obligations under the Indenture with respect to Debt Securities of a particular series. Unless otherwise stated in the applicable Prospectus Supplement, if the Corporation deposits with the Trustee sufficient cash or government securities to pay the principal, interest, any premium and any other sums due to the stated maturity or a redemption date of the Debt Securities of a particular series, then at its option:

•	the Corporation will be discharged from its obligations with respect to the Debt Securities of such series with certain exceptions, and the holders of the Debt Securities of the affected series will not be entitled to the benefits of the Indenture except for registration of transfer and exchange of Debt Securities and replacement of lost, stolen or mutilated Debt Securities and certain other limited rights. Such holders may look only to such deposited funds or obligations for payment; or

•	the Corporation will no longer be under any obligation to comply with certain covenants under the Indenture, and certain Events of Default will no longer apply to it.

Unless otherwise stated in the applicable Prospectus Supplement, to exercise defeasance the Corporation also must deliver to the Trustee:

•	an opinion of U.S. counsel to the effect that the deposit and related defeasance would not cause the holders of the Debt Securities of the applicable series to recognize income, gain or loss for U.S. federal income tax purposes and that holders of the Debt Securities of that series will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance had not occurred; and

•	an opinion of Canadian counsel or a ruling from Canada Revenue Agency that there would be no such recognition of income, gain or loss for Canadian federal or provincial income tax purposes and that holders of the Debt Securities of that series will be subject to Canadian federal and provincial income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance had not occurred.

In addition, no Event of Default with respect to the Debt Securities of the applicable series can have occurred and the Corporation cannot be an insolvent person under the Bankruptcy and Insolvency Act (Canada). In order for U.S. counsel to deliver the opinion that would allow the Corporation to be discharged from all of its obligations under the Debt Securities of any series, the Corporation must have received from, or there must have been published by, the Internal Revenue Service a ruling, or there must have been a change in law so that the deposit and defeasance would not cause holders of the Debt Securities of such series to recognize income, gain or loss for U.S. federal income tax purposes and so that such holders would be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance had not occurred.

Modifications and Waivers

The Corporation may modify or amend the Indenture with the consent of the holders of a majority in aggregate principal amount of the outstanding Debt Securities of all series affected by such modification or amendment; provided, however, unless otherwise stated in the applicable Prospectus Supplement, that the Corporation will be required to receive consent from the holder of each outstanding Debt Security of such affected series to:

•	change the stated maturity of the principal of, or interest on, such outstanding Debt Security;

•	reduce the principal amount of or interest on such outstanding Debt Security;

•	reduce the amount of the principal payable upon the acceleration of the maturity of an outstanding Original Issue Discount Security;

•	change the place or currency of payments on such outstanding Debt Security;

•	reduce the percentage in principal amount of outstanding Debt Securities of such series, from which the consent of holders is required to modify or amend the Indenture or waive compliance with certain provisions of the Indenture or waive certain defaults; or

•	modify any provisions of the Indenture relating to modifying or amending the Indenture or waiving past defaults or covenants except as otherwise specified.

The holders of a majority in principal amount of Debt Securities of any series or of the affected series may waive the Corporation’s compliance with certain restrictive provisions of the Indenture with respect to such series. The holders of a majority in principal amount of outstanding Debt Securities of all series with respect to which an Event of Default has occurred may waive any past default under the Indenture, except a default in the payment of the principal of or interest on any Debt Security or in respect of any item listed above.

The Indenture or the Debt Securities may be amended or supplemented, without the consent of any holder of such Debt Securities, in order to, among other things, cure any ambiguity or inconsistency, comply with applicable law or to make any change, in any case, that does not have a materially adverse effect on the rights of any holder of such Debt Securities.

Consent to Jurisdiction and Service

Under the Indenture, the Corporation will irrevocably appoint an authorized agent upon which process may be served in any suit, action or proceeding arising out of or relating to the Securities or the Indenture that may be instituted in any United States federal or New York state court located in The City of New York, and will submit to such non-exclusive jurisdiction.

Governing Law

The Indenture and the Debt Securities will be governed by and construed in accordance with the laws of the State of New York.

Enforceability of Judgments

Since all of the assets of the Corporation are outside the United States, any judgment obtained in the United States against the Corporation would need to be satisfied by seeking enforcement of such judgment in a court located outside of the United States from the Corporation’s assets. The Corporation has been advised by its Canadian counsel, Fasken Martineau DuMoulin LLP, that there is doubt as to the enforceability in Canada by a court in original actions, or in actions to enforce judgments of United States courts, of civil liabilities predicated upon United States federal securities laws.

The Trustee

The Trustee under the Indenture or its affiliates may provide banking and other services to the Corporation in the ordinary course of their business.

The Indenture will contain certain limitations on the rights of the Trustee, as long as it or any of its affiliates remains the Corporation’s creditor, to obtain payment of claims in certain cases or to realize on certain property received on any claim as security or otherwise. The Trustee and its affiliates will be permitted to engage in other transactions with the Corporation. If the Trustee or any affiliate acquires any conflicting interest and a default occurs with respect to the Debt Securities, the Trustee must eliminate the conflict or resign.

DESCRIPTION OF WARRANTS

The Corporation may issue Warrants to purchase Common Shares, First Preference Shares, Second Preference Shares or Debt Securities. This section describes the general terms that will apply to any Warrants issued pursuant to this Prospectus.

Warrants may be offered separately or together with other Securities and may be attached to or separate from any other Securities. Unless the applicable Prospectus Supplement otherwise indicates, each series of Warrants will be issued under a separate warrant indenture to be entered into between the Corporation and one or more banks or trust companies acting as Warrant agent. The Warrant agent will act solely as the agent of the Corporation and will not assume a relationship of agency with any holders of Warrant certificates or beneficial owners of Warrants. The applicable Prospectus Supplement will include details of the warrant indentures, if any, governing the Warrants being offered. The specific terms of the Warrants, and the extent to which the general terms described in this section apply to those Warrants, will be set out in the applicable Prospectus Supplement. A copy of the warrant indenture relating to an offering of Warrants will be filed by the Corporation with securities regulatory authorities in Canada and the United States after it has been entered into by the Corporation.

The Prospectus Supplement relating to any Warrants the Corporation offers will describe the Warrants and the specific terms relating to the offering. The description will include, where applicable:

•	the designation and aggregate number of Warrants;

•	the price at which the Warrants will be offered;

•	the currency or currencies in which the Warrants will be offered;

•	the date on which the right to exercise the Warrants will commence and the date on which the right will expire;

•	the designation, number and terms of the Common Shares, First Preference Shares, Second Preference Shares or Debt Securities, as applicable, that may be purchased upon exercise of the Warrants, and the procedures that will result in the adjustment of those numbers;

•	the exercise price of the Warrants;

•	the designation and terms of the Securities, if any, with which the Warrants will be offered, and the number of Warrants that will be offered with each Security;

•	if the Warrants are issued as a unit with another Security, the date, if any, on and after which the Warrants and the other Security will be separately transferable;

•	any minimum or maximum amount of Warrants that may be exercised at any one time;

•	any terms, procedures and limitations relating to the transferability, exchange or exercise of the Warrants;

•	whether the Warrants will be subject to redemption or call and, if so, the terms of such redemption or call provisions;

•	material United States and Canadian federal income tax consequences of owning the Warrants; and

•	any other material terms or conditions of the Warrants.

Warrant certificates will be exchangeable for new Warrant certificates of different denominations at the office indicated in the Prospectus Supplement. Prior to the exercise of their Warrants, holders of Warrants will not have any of the rights of holders of the securities subject to the Warrants. The Corporation may amend the warrant indenture(s) and the Warrants, without the consent of the holders of the Warrants, to cure any ambiguity, to cure, correct or supplement any defective or inconsistent provision or in any other manner that will not prejudice the rights of the holders of outstanding Warrants, as a group.

DESCRIPTION OF SUBSCRIPTION RECEIPTS

The Corporation may issue Subscription Receipts, separately or together, with Common Shares, First Preference Shares, Second Preference Shares, Debt Securities or Warrants, as the case may be. The Subscription Receipts will be issued under a subscription receipt agreement. This section describes the general terms that will apply to any Subscription Receipts that may be offered by the Corporation pursuant to this Prospectus.

The applicable Prospectus Supplement will include details of the subscription receipt agreement covering the Subscription Receipts being offered. A copy of the subscription receipt agreement relating to an offering of Subscription Receipts will be filed by the Corporation with securities regulatory authorities in Canada and the United States after it has been entered into by the Corporation. The specific terms of the Subscription Receipts, and the extent to which the general terms described in this section apply to those Subscription Receipts, will be set forth in the applicable Prospectus Supplement. This description will include, where applicable:

•	the number of Subscription Receipts;

•	the price at which the Subscription Receipts will be offered and whether the price is payable in instalments;

•	conditions to the exchange of Subscription Receipts into Common Shares, First Preference Shares, Second Preference Shares, Debt Securities or Warrants, as the case may be, and the consequences of such conditions not being satisfied;

•	the procedures for the exchange of the Subscription Receipts into Common Shares, First Preference Shares, Second Preference Shares, Debt Securities or Warrants;

•	the number of Common Shares, First Preference Shares, Second Preference Shares or Warrants that may be exchanged upon exercise of each Subscription Receipt;

•	the aggregate principal amount, currency or currencies, denominations and terms of the series of Debt Securities that may be exchanged upon exercise of the Subscription Receipts;

•	the designation and terms of any other Securities with which the Subscription Receipts will be offered, if any, and the number of subscription receipts that will be offered with each Security;

•	the dates or periods during which the Subscription Receipts may be exchanged into Common Shares, First Preference Shares, Second Preference Shares, Debt Securities or Warrants;

•	terms applicable to the gross or net proceeds from the sale of the Subscription Receipts plus any interest earned thereon;

•	material United States and Canadian federal income tax consequences of owning the Subscription Receipts;

•	any other rights, privileges, restrictions and conditions attaching to the Subscription Receipts; and

•	any other material terms and conditions of the Subscription Receipts.

Subscription Receipt certificates will be exchangeable for new Subscription Receipt certificates of different denominations at the office indicated in the Prospectus Supplement. Prior to the exchange of their Subscription Receipts, holders of Subscription Receipts will not have any of the rights of holders of the securities subject to the Subscription Receipts.

Under the subscription receipt agreement, a Canadian purchaser of Subscription Receipts will have a contractual right of rescission following the issuance of Common Shares, First Preference Shares, Second Preference Shares, Debt Securities or Warrants, as the case may be, to such purchaser, entitling the purchaser to receive the amount paid for the Subscription Receipts upon surrender of the Common Shares, First Preference Shares, Second Preference Shares, Debt Securities or Warrants, as the case may be, if this Prospectus, the applicable Prospectus Supplement, and any amendment thereto, contains a misrepresentation, provided such remedy for rescission is exercised within 180 days of the date the Subscription Receipts are issued. This right of rescission does not extend to holders of Subscription Receipts who acquire such Subscription Receipts from an initial purchaser, on the open market or otherwise, or to initial purchasers who acquire Subscription Receipts in the United States.

PRIOR SALES

During the 12 month period before the date of this Prospectus, the Corporation has issued Common Shares and securities convertible into Common Shares as follows:

Date of Issue/Grant	Price per Security		Number of Securities
	(C$)
Common Shares
May 15, 2015	$3.14		25,271	(1)
May 20, 2015	$3.14		25,271	(1)
June 18, 2015	$2.89		12,688	(3)
July 14, 2015	$11.22		8,652	(1)
July 14, 2015	$11.22		3,348	(1)
August 5, 2015	$1.72		17,000	(3)
October 16, 2015	$15.08		10,000	(1)
November 24, 2015	$11.35		2,600	(1)
December 8, 2015	$11.63		1,555	(1)
December 8, 2015	$11.63		1,445	(1)
December 22, 2015	$2.50	(5)	2,001,700	(2)
January 1, 2016	$1.97		272,500	(3)
January 1, 2016	$1.97		533,710	(3)
January 7, 2016	$3.14		66,809	(1)
January 20, 2016	$2.89		5,896	(1)
January 21, 2016	$7.57		141,115	(1)
January 26, 2016	$7.57		69,453	(1)
January 26, 2016	$7.57		125,837	(1)
January 28, 2016	$7.57		9,000	(1)
February 1, 2016	$7.57		24,823	(1)
February 4, 2016	$7.57		2,347	(1)
February 4, 2016	$7.57		5,878	(1)
February 18, 2016	$3.14		25,271	(1)
February 23, 2016	$3.26		1,742,000	(3)
March 1, 2016	$3.59	(5)	3,072,600	(2)

Date of Issue/Grant	Price per Security		Number of Securities
	(C$)
March 8, 2016	$3.59	(5)	3,064,709	(2)
March 9, 2016	$7.22		1,407	(1)
March 9, 2016	$7.22		1,593	(1)
March 15, 2016	$3.30	(5)	3,330,318	(2)
March 21, 2016	$3.11	(5)	2,574,474	(2)

Options to Purchase Common Shares
August 11, 2015	$2.18	(4)	7,000
February 23, 2016	$3.26	(4)	1,163,000

Notes:

(1)	Common Shares issued in satisfaction of awards previously granted under the restricted share units comprising part of the share incentive plan of the Corporation. The price per security is the market price at the time of grant.
(2)	On December 22, 2015, 2,001,700 Common Shares were issued pursuant to a private placement under a flow through share agreement. On March 1, 2016, 3,072,600 Common Shares were issued pursuant to a private placement under a flow through share agreement. On March 8, 2016, 3,064,709 Common Shares were issued pursuant to a private placement under a flow through share agreement. On March 15, 2016, 3,330,318 Common Shares were issued pursuant to a private placement under a flow through share agreement. On March 21, 2016, 2,574,474 Common Shares were issued pursuant to a private placement under a flow through share agreement.
(3)	On June 18, 2015, 12,688 Common Shares were awarded under the restricted share units comprising part of the share incentive plan of the Corporation. On August 5, 2015, 17,000 Common Shares were awarded under the restricted share units comprising part of the share incentive plan of the Corporation. On January 1, 2016, 272,500 Common Shares were awarded under the restricted share units comprising part of the share incentive plan of the Corporation. On January 1, 2016, 533,710 Common Shares were awarded under the restricted share units comprising part of the share incentive plan of the Corporation. On February 23, 2016, 1,742,000 Common Shares were awarded under the restricted share units comprising part of the share incentive plan of the Corporation.
(4)	This is the exercise price per Common Share of the options to purchase Common Shares granted under the stock option plan comprising part of the share incentive plan of the Corporation.
(5)	This is the issue price per Common Share pursuant to a private placement under the flow through share agreement.

TRADING PRICE AND VOLUME

The principal market on which the Common Shares trade is the TSX. The Common Shares also trade on the NYSE.

The following tables set forth the reported high and low closing prices and the aggregate volume of trading of the Common Shares on the TSX and the NYSE for the periods indicated during the 12 month period before the date of this Prospectus:

TSX

Month	C$ High	C$ Low	Volume
April 2015	2.84	2.48	33,378,550
May 2015	2.81	2.51	23,152,143
June 2015	2.91	2.50	43,057,498
July 2015	2.48	1.58	34,706,376
August 2015	2.53	1.72	39,484,690
September 2015	2.39	1.92	25,932,027
October 2015	2.79	2.05	30,243,002
November 2015	2.37	1.86	14,649,102
December 2015	2.23	1.85	21,646,292
January 2016	2.36	1.69	21,969,848
February 2016	3.42	2.04	55,003,169
March 2016	3.44	2.68	62,247,698
April 1-4 2016	2.94	2.85	2,942,838

The closing price of the Common Shares on the TSX on April 4, 2016 was C$2.85.

NYSE

Month	U.S.$ High	U.S.$ Low	Volume
April 2015	2.41	1.90	93,712,952
May 2015	2.43	1.95	82,117,568
June 2015	2.43	2.00	99,980,464
July 2015	2.01	1.16	138,405,360
August 2015	2.00	1.31	142,617,536
September 2015	1.80	1.34	114,959,376
October 2015	2.17	1.55	142,503,456
November 2015	1.84	1.38	75,138,984
December 2015	1.67	1.31	76,888,320
January 2016	1.71	1.15	87,904,760
February 2016	2.57	1.44	146,256,864
March 2016	2.57	2.02	149,007,816
April 1-4 2016	2.26	2.17	7,471,445

The closing price of the Common Shares on the NYSE on April 4, 2016 was U.S.$2.17.

INTEREST OF EXPERTS

The technical report entitled “IAMGOLD Sadiola Sulphide Project (SSP) 2015, NI 43-101 Report, Mali” dated and effective March 15, 2016 (the “Sadiola Report”) was prepared in accordance with NI 43-101 by G Mining Services Inc., Snowden Mining Industry Consultants, Philippe Gaultier, ing., MASc (Director of Development Projects, IAMGOLD Corporation), Daniel Vallières, ing. (Director, Mining Engineering, IAMGOLD Corporation), Jérôme Girard, ing., P.Eng. (Manager, Metallurgy, IAMGOLD Corporation), Luc-Bernard Denoncourt, ing. (Project Director, IAMGOLD Corporation), Louis-Pierre Gignac, ing. (Co President of G Mining Services Inc.) and Mark Burnett, Pri. Sci. Nat. (400361/12) (Principal Consultant, Snowden Mining Industry Consultants). Certain technical information relating to the Sadiola mine contained in this Prospectus (including the documents incorporated herein by reference) was derived from the Sadiola Report.

The aforementioned firms or persons each held less than one per cent of the outstanding securities of the Corporation, or of any associate or affiliate of the Corporation, when they prepared the Sadiola Report, or following the preparation of the Sadiola Report, and either did not receive any or received less than a one per cent direct or indirect interest in any securities of the Corporation, or of any associate or affiliate of the Corporation, in connection with the preparation of the Sadiola Report.

None of the aforementioned firms or persons, nor any directors, officers or employees of such firms, are currently, or are expected to be elected, appointed or employed as, a director, officer or employee of the Corporation, or of any associate or affiliate of the Corporation, other than Philippe Gaultier, Daniel Vallières, Jérôme Girard and Luc-Bernard Denoncourt, who are employees of the Corporation or an affiliate of the Corporation.

LEGAL MATTERS

Certain legal matters relating to the offering of Securities hereunder will be passed upon on behalf of the Corporation by Fasken Martineau DuMoulin LLP with respect to Canadian legal matters and by Paul, Weiss, Rifkind, Wharton & Garrison LLP with respect to U.S. legal matters. At the date hereof, the partners and associates of Fasken Martineau DuMoulin LLP, as a group each beneficially own, directly or indirectly, less than one per cent of any outstanding securities of the Corporation or any associate or affiliate of the Corporation.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of the Corporation are KPMG LLP, Chartered Professional Accountants, through its offices at 333 Bay Street; Suite 4600, Toronto, Ontario M5H 2S5. KPMG LLP have confirmed that they are independent with respect to the Corporation within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulation, and that they are independent accountants with respect to the Corporation under all relevant U.S. professional and regulatory standards.

The transfer agent and registrar for the Common Shares is Computershare Trust Company of Canada through its offices at 100 University Avenue, Toronto, Ontario M5J 2Y1.

RISK FACTORS

Before making an investment decision, prospective purchasers of Securities should carefully consider the information described in this Prospectus and the documents incorporated by reference herein, including the applicable Prospectus Supplement. There are certain risks inherent in an investment in the Securities, including the factors described under the heading “Risk Factors” in the Annual Information Form (pages 20 through 38), and any other risk factors described herein or in a document incorporated by reference herein, which investors should carefully consider before investing. Additional risk factors relating to a specific offering of Securities will be described in the applicable Prospectus Supplement. Some of the factors described herein, in the documents incorporated by reference herein, and/or the applicable Prospectus Supplement are interrelated and, consequently, investors should treat such risk factors as a whole. If any of the risk factors described herein, in the Annual Information Form, in another document incorporated by reference herein or in the applicable Prospectus Supplement occur, it could have a material adverse effect on the business, financial condition and results of operations of the Corporation. Additional risks and uncertainties of which the Corporation currently is unaware or that are unknown or that it currently deems to be immaterial could have a material adverse effect on the Corporation’s business, financial condition and results of operation. The Corporation cannot assure purchasers that it will successfully address any or all of these risks. There is no assurance that any risk management steps taken will avoid future loss due to the occurrence of the risks described herein, in the Annual Information Form, in the other documents incorporated by reference herein or in the applicable Prospectus Supplement or other unforeseen risks.

ENFORCEABILITY OF CIVIL LIABILITIES

The Corporation is a corporation existing under the Canada Business Corporations Act. Many of the Corporation’s directors and officers, and all of the experts named in this Prospectus, are residents of Canada or other non-U.S. jurisdictions, and all or a substantial portion of their assets, and a substantial portion of the Corporation’s assets, are located outside the United States. The Corporation has appointed an agent for service of process in the United States (as set forth below), but it may be difficult for holders of Securities who reside in the United States to effect service within the United States upon the Corporation or those directors, officers and experts who are not residents of the United States. The Corporation has been advised by its Canadian counsel, Fasken Martineau DuMoulin LLP, that there is doubt as to the enforceability in Canada by a court in original actions, or in actions to enforce judgments of United States courts, of civil liabilities predicated upon United States federal securities laws.

The Corporation filed with the SEC, concurrently with its registration statement on Form F-10 of which this Prospectus is a part, an appointment of agent for service of process on Form F-X. Under the Form F-X, the Corporation appointed Corporation Service Company, 80 State Street, Albany, New York, 12207-2543 as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving the Corporation in a United States court arising out of or related to or concerning the offering of the Securities under this Prospectus.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been or will be filed with the SEC as part of the registration statement of which this Prospectus forms a part: the documents set out under the heading “Documents Incorporated by Reference”; the consents of auditors, counsel and engineers; the powers of attorney from the directors and certain officers of the Corporation; and the form of debt indenture. A copy of the form of warrant indenture, subscription receipt agreement or statement of eligibility of trustee on Form T-1, as applicable, will be filed by post-effective amendment or by incorporation by reference to documents filed or furnished with the SEC under the U.S. Securities Exchange Act of 1934.